ADB

Management's Discussion and Analysis and Condensed Quarterly Financial Statements

30 June 2020
(Unaudited)

Distribution of this document is restricted until it has been approved by the Board of Directors. Following such approval, ADB will disclose the document to the public in accordance with ADB's Access to Information Policy.

Asian Development Bank

CONTENTS

MANAGEMENT'S DISCUSSION AND ANALYSIS

EXECUTIVE SUMMARY

The coronavirus disease (COVID-19) pandemic has escalated to a major global crisis and has severely impacted developing Asian and Pacific economies. In response, ADB has provided several targeted interventions to support its developing member countries (DMCs) from the early stages of this emergency. On 18 March 2020, ADB announced a $6.5 billion initial package to address the immediate needs of its DMCs as they respond to the COVID-19 pandemic. On 13 April 2020, ADB tripled the size of its response to the COVID-19 pandemic to $20 billion and approved measures to streamline its operations for quicker and more flexible delivery of assistance to counter the severe economic and health impacts of the disease. The package includes establishing a COVID-19 pandemic response option under ADB's Countercyclical Support Facility, about $2.5 billion in concessional and grant resources, and $2 billion for private sector operations.[1]

During the six months ended 30 June 2020, ADB's COVID-19 response totaled $7.0 billion commitments and $5.2 billion disbursements. The $7.0 billion commitments comprised of $6,715 million sovereign loans, $59 million nonsovereign loans, and $266 million grants and technical assistance under the Special Funds. The $5.2 billion disbursements comprised of $5,009 million for sovereign loans, $124 million for nonsovereign loans, and $82 million for grants and technical assistance under the Special Funds.

53rd Annual Meeting: In May 2020, the Board of Governors approved ADB's 2019 financial statements and the allocation of 2019 ordinary capital resources' (OCR) net income during the first stage of ADB's 53rd Annual Meeting held virtually. The allocable net income of $1.069 billion, the highest in the bank's history, was allocated as follows: OCR's ordinary reserve ($616 million), Asian Development Fund ($259 million), Technical Assistance Special Fund ($130 million), Regional Cooperation and Integration Fund ($30 million), Climate Change Fund ($24 million), and Asia Pacific Disaster Response Fund ($10 million). The second stage of ADB's 53rd Annual Meeting is scheduled to be held as a virtual event in September 2020.

Overall financial results: OCR reported net income of $584 million ($699 million – 2019) and operating income of $355 million ($560 million – 2019) for the six months ended 30 June 2020. While the decline in revenues from loans and liquidity investments due to decreasing interest rate environments were offset by the decrease in borrowing expenses, the lower operating income was affected primarily by the higher provision for credit losses. The decrease in net income resulted mainly from the lower operating income partially offset by favorable fair value changes of certain derivatives.

Operations: For the six months ended 30 June 2020, OCR reported commitments of $10.2 billion ($6.8 billion – 2019) and disbursements of $10.0 billion ($5.3 billion – 2019).

OCR's loan commitments for sovereign and nonsovereign operations during the six months ended 30 June 2020 increased to $10.0 billion ($6.6 billion – 2019), of which $6.8 billion represented ADB's COVID-19 response. The increase in loan commitments led to the higher disbursements for the six months ended 30 June 2020 at $9.7 billion ($5.2 billion – 2019). The total outstanding loan balance increased by $5.2 billion from $114.4 billion at 31 December 2019 to $119.6 billion at 30 June 2020.

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[1] ADB. 2020. *ADB's Comprehensive Response to the COVID-19 Pandemic.* Manila.

Expected Credit Loss: ADB adopted the new accounting standard on 1 January 2020, which requires the provision for credit losses to be based on expected losses over the remaining lifetime of loans and certain debt securities. The new requirement also includes measuring expected losses for off-balance sheet credit exposures such as undisbursed loan commitments and guarantees. For the six months ended 30 June 2020, OCR reported $191 million provision for credit losses.

Capital adequacy framework: In February 2020, the Board of Directors approved the Review of the Asian Development Bank's Capital Adequacy Framework[2] which enhanced the bank's capital adequacy framework to benchmark to best practices and the evolution of ADB's operations under its Strategy 2030. ADB remained well capitalized as of 30 June 2020 with capital utilization ratio of 66.9%.

Organizational resilience: Pandemic Crisis Management Team (PCMT) oversees institutional responses during the COVID-19 pandemic. The PCMT has coordinated to implement protective measures guided by the Pandemic Crisis Management Plan including enhancement of security procedures and facility, introduction of alternative working arrangements, and establishment of information dissemination channels. A large portion of staff from headquarters and field offices have been working from home since March. All critical functions are operating effectively as ADB continues to provide resources to support its DMCs.

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[2] ADB. 2019. *Review of the Asian Development Bank's Capital Adequacy Framework*. Manila.

I. OVERVIEW

The Asian Development Bank (ADB), a multilateral development bank, was established in 1966 under the Agreement Establishing the Asian Development Bank (the Charter).[3] ADB is owned by 68 members, 49 of which are regional members providing 63.4% of its capital and 19 nonregional members providing 36.6% of its capital.

In July 2018, ADB launched its long-term corporate strategy, Strategy 2030, which sets the course for ADB's efforts to respond effectively to the region's changing needs. Under Strategy 2030, ADB's vision is to achieve a prosperous, inclusive, resilient, and sustainable Asia and the Pacific, while sustaining its efforts to eradicate extreme poverty.

ADB provides various forms of financial assistance to its developing member countries (DMCs). The main instruments are loans, guarantees, equity investments, grants, and technical assistance (TA). These instruments are funded through ordinary capital resources (OCR), Special Funds, and trust funds. The Charter requires that funds from each resource be kept and used separately. Trust funds are generally funded by donor contributions and administered by ADB as the trustee.

ADB also offers debt management products to its sovereign and sovereign-guaranteed borrowers and entities fully guaranteed by members such as interest rate swaps and cross currency swaps (including local currency swaps) for their third-party liabilities. In addition, ADB provides transaction advisory services to sovereign and nonsovereign clients to promote public–private partnerships in the region, and mobilizes financial resources through its cofinancing operations, which access official and other concessional, commercial, and export credit sources to maximize the development impact of its assistance. Cofinancing for ADB projects can be in the form of external loans, grants for TA and components of loans, equity investments, and credit enhancement products such as guarantees and syndications.

On 18 March 2020, ADB announced a $6.5 billion initial package to address the immediate needs of its DMCs as they respond to the coronavirus disease (COVID-19) pandemic. On 13 April 2020, ADB expanded its response by making available additional regular OCR resources up to $13 billion to finance countercyclical expenditures and additional concessional ordinary capital resources (COL), ADF grant and TA resources. This increased the total size of ADB's response package to about $20 billion. To ensure these resources immediately address the social and economic consequences of the pandemic, ADB implemented several special policy variations and response measures to support activities that respond directly to, or address the economic impacts of, the COVID-19 pandemic. These measures enable existing financing instruments and resources to provide faster, more tailored, and impactful responses to the COVID-19 pandemic.[4]

During the six months ended 30 June 2020, ADB's COVID-19 response totaled $7.0 billion commitments and $5.2 billion disbursements. The $7.0 billion commitments comprised of $6,715 million sovereign loans, $59 million nonsovereign loans, $172 million grants under Asian Development Fund (ADF), $19 million grants under Asia Pacific Disaster Response Fund (APDRF), and $75 million TA under Technical Assistance Special Fund (TASF). The $5.2 billion disbursements comprised of $5,009 million for sovereign loans, $124 million for nonsovereign loans, $61 million grants under ADF, $12 million grants under APDRF and $9 million TA under TASF.

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[3] ADB. 1966. *Agreement Establishing the Asian Development Bank*. Manila.
[4] ADB. 2020. *ADB's Comprehensive Response to the COVID-19 Pandemic*. Manila.

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II.   ORDINARY CAPITAL RESOURCES

OCR provides financial assistance to sovereign and nonsovereign borrowers in DMCs in the form of loans, equity investments, and other debt securities. In addition to direct lending, OCR also provides guarantees to assist DMC governments and nonsovereign borrowers in securing commercial funds for ADB-assisted projects and provides transaction advisory services to sovereign and nonsovereign clients.

Funding of OCR lending, investment and other ordinary operations comes from three distinct sources: borrowings from the capital markets and private placements; paid-in capital provided by shareholders; and accumulated retained income (reserves). To fund its OCR operations, ADB issues debt securities in the international and domestic capital markets. ADB's debt securities carry the highest possible investment ratings from three major international credit rating agencies. The funding strategy is aimed at ensuring availability of funds for operations at the most stable and lowest possible cost. Such strategy has enabled OCR to achieve cost-efficient funding levels for its borrowing members.

A.   Basis of Financial Reporting

Statutory reporting. ADB prepares OCR financial statements in accordance with accounting principles generally accepted in the United States of America (US GAAP), referred to in this document as the "statutory reporting basis."

ADB manages its balance sheet by selectively using derivatives to minimize interest rate and currency risks associated with its financial instruments. Derivatives are used to enhance asset and liability management of individual positions and overall portfolios. ADB has elected not to define any qualifying hedging relationships, not because economic hedges do not exist, but rather because the application of hedging criteria under US GAAP does not make fully evident ADB's risk management strategies.

ADB reports all derivative instruments on the balance sheet at fair value and recognizes the changes in fair value for the period as part of net income. To apply a consistent accounting treatment between the borrowings and their related swaps, ADB elects to measure all borrowings that are swapped or are intended to be swapped in the future at fair value. All investments for liquidity purpose, other debt securities classified as available for sale, and equity investments (except for those accounted for under the equity method) are reported at fair value. ADB continues to report its loans, other debt securities classified as held-to-maturity, and the remaining borrowings at amortized cost.

Management reporting. ADB reports operating income, which excludes the impact of the unrealized gains or losses from fair value changes associated with financial instruments and unrealized proportionate share of income or loss from equity investments accounted for under the equity method. ADB uses operating income as the key measure to manage its financial position, make financial management decisions, and monitor financial ratios and parameters.

ADB intends to hold most borrowings and swaps until maturity or call, hence net interim unrealized gains and losses reported under the statutory reporting basis will generally converge with the net realized income and expenses that ADB recognizes over the life of these financial instruments.

For equity investments, ADB generally holds its investments until ADB's development role has been fulfilled. Any gains or losses from equity investments recorded at fair value will be realized and included in the operating income when ADB exits the investments. Therefore, the periodic net unrealized gains or losses are excluded from the operating income until the exit date.

The management reporting basis balance sheet reconciled from the statutory reporting basis balance sheet as of 30 June 2020 is provided in the Appendix.

B.   Selected Financial Data

Selected financial data are presented on statutory reporting and management reporting bases (Table 1). Return on average earning assets and return on equity, under statutory and management reporting bases, decreased due to lower net income and operating income during the six months ended 30 June 2020 compared to the same period in 2019. Return on loans, return on investments for liquidity purposes, and cost of borrowings have decreased, under both reporting bases, due to the lower average United States (US) dollar interest rates applicable during the period. Income and expenses are discussed in the Overall Financial Results section. Figure 1 shows the market interest rate trends.

Table 1: Selected Financial Data
(%, unless otherwise stated)

Item	30 June 2020	30 June 2019	31 December 2019
Operational Highlights			
Loans,[a] Guarantees, EI, and ODS Committed ($ million)	10,198	6,768	20,798
Loans, EI, and ODS Disbursements ($ million)	9,983	5,260	15,957
Loans Principal Repayments and Prepayments ($ million)	3,938	3,587	7,554
Loans, EI, and ODS Outstanding ($ million)	121,980	110,158	116,763
Statutory Reporting Basis			
Net Income ($ million)	584	699	1,554
Return on Average Earning Assets[b]	0.57	0.85	1.05
Return on Equity[c]	1.73	2.42	3.00
Return on Loans — Operations[d]	2.65	3.03	2.99
Return on Investments for Liquidity Purpose[e]	1.75	2.52	2.53
Cost of Borrowings[f]	1.82	2.75	2.49
Management Reporting Basis[g]			
Operating Income[h] ($ million)	355	560	1,093
Return on Average Earning Assets[b]	0.43	0.76	0.74
Return on Equity[c]	1.32	2.14	2.11
Return on Loans — Operations[d]	2.27	3.02	2.88
Return on Investments for Liquidity Purpose[e]	1.88	2.59	2.53
Cost of Borrowings[f]	1.74	2.78	2.58

Note: All ratios are annualized and based on average monthly balances.
[a] Excludes revolving credit facility.
[b] Net income (for statutory reporting basis) or operating income (for management reporting basis) divided by average earning assets. Earning assets comprise investments for liquidity purpose, loans outstanding, equity investments, and other debt securities (all after swaps, if applicable).
[c] Net income (for statutory reporting basis) or operating income (for management reporting basis) divided by average equity balances.
[d] Interest revenue on loans, commitment fees, other revenue or expenses on loans and related swaps, and gains or losses on related swaps divided by average outstanding loans after swaps.
[e] Interest revenue and gains or losses on investments and related swaps divided by average balances of investments after swaps.
[f] Financial expenses and gains or losses on borrowings and related swaps divided by average outstanding borrowings after swaps.
[g] Management reporting basis ratios exclude impact of unrealized gains or losses from fair value changes associated with certain financial instruments, proportionate share in unrealized gains or losses from equity investments accounted for under the equity method, and nonnegotiable and noninterest-bearing demand obligations on account of subscribed capital.
[h] Operating income is defined as net income before unrealized gains or losses and ADB's proportionate share in unrealized gains or losses from equity investments accounted for under the equity method.

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C.   Overall Financial Results

OCR reported net income of $584 million ($699 million – 2019) and operating income of $355 million ($560 million – 2019) for the six months ended 30 June 2020. While the decline in revenues from loans and liquidity investments were offset by the decrease in borrowing expenses, the lower operating income was affected primarily by the higher provision for credit losses. The decrease in net income resulted mainly from the lower operating income partially offset by favorable fair value changes of certain derivatives.

Net income. Table 2 presents the overall financial results for the six months ended 30 June 2020 and 2019. OCR net income for the six months ended 30 June 2020 decreased to $584 million, compared with $699 million reported in 2019, due to the lower operating income partially offset by net unrealized gains from fair value changes of certain derivatives.

Table 2: Overall Financial Results for the Six Months Ended 30 June
($ million)

Item	2020	2019	Change
Revenue from loans — operations, net[a]	**1,337**	**1,643**	**(306)**
Sovereign regular	878	1,204	(326)
Sovereign concessional	316	279	37
Nonsovereign	143	160	(17)
Revenue from investments for liquidity purpose, net	**399**	**471**	**(72)**
Interest	386	469	(83)
Realized gains on sale of investments	13	2	11
Revenue from equity investments — operations, net	**18**	**18**	**(0)**
Realized gains	3	11	(8)
Dividends	5	4	1
Proportionate share of gains from equity investments accounted for under the equity method — realized	10	3	7
Revenue from guarantees — operations	**12**	**13**	**(1)**
Revenue from other debt securities — operations, net	**25**	**23**	**2**
Revenue from other sources	**23**	**25**	**(2)**
Borrowings and related expenses	**(948)**	**(1,322)**	**374**
Provision for credit losses	**(191)**	**(19)**	**(172)**
Administrative expenses — OCR	**(317)**	**(284)**	**(33)**
Other expenses	**(3)**	**(8)**	**5**
Operating income	**355**	**560**	**(205)**
Net unrealized gains	**243**	**119**	**124**
Proportionate share of (losses) gains from equity investments accounted for under the equity method — unrealized	**(14)**	**20**	**(34)**
Net income	**584**	**699**	**(115)**

( ) = negative. OCR = ordinary capital resources.
Note: 0 = amount less than $0.5 million.
[a] Includes interest revenue, commitment charges, amortization of front-end fees and loan origination cost and interest on asset swaps. Excludes funding costs.

Operating income.[5] Operating income for the six months ended 30 June 2020 decreased to $355 million, from $560 million reported in 2019. The change in operating income was driven by:

- Revenue from loans — operations decreased by $306 million while the average outstanding loans increased by 9% (Figure 2). The decrease was primarily from sovereign regular OCR loans, driven by the lower US dollar LIBOR (Figure 1) applied to US dollar LIBOR-based loans (LBL) portfolio. Return on sovereign regular OCR LBL for the six months ended 30 June 2020 was 2.10% (3.20% – 2019);

- Revenue from investments for liquidity purpose decreased by $72 million primarily due to lower yields in 2020 compared to the same period in 2019;

- Borrowings and related expenses decreased by $374 million. This is mainly due to the lower US dollar LIBOR during the six months ended 30 June 2020 (Figure 1) partially offset by 14% increase in average outstanding borrowings from the same period in 2019 (Figure 2);

- Provision for credit losses increased by $172 million to $191 million, mainly because of the adoption of the new accounting standard on 1 January 2020, which requires the provision for credit losses to be based on expected losses model, that incorporates macroeconomic outlook stemming from the COVID-19 pandemic and latest credit rating of ADB's borrowers as of 30 June 2020; and

- Administrative expenses — OCR increased by $33 million. This was primarily from an increase in net periodic pension and post-retirement medical benefit costs.



Figure 1: Selected US Dollar Interest Rates (%)

LIBOR = London interbank offered rate, Q2 = second quarter, US = United States



Figure 2: Average Outstanding Balances of Major Balance Sheet Items ($ million)

Notes: Average balance after swaps, including the impact of fair value changes associated with related derivatives. Loans include unamortized net loan origination costs and allowances for credit losses. Investments for liquidity purpose include securities purchased under resale arrangements and securities transferred under repurchase agreements. Borrowings include accrued interest payable under repurchase agreements, unamortized discount or premium and issuance expense.

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[5] Operating income is defined as net income before unrealized gains or losses and ADB's proportionate share in unrealized gains or losses from equity investments accounted for under the equity method.

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Net unrealized gains. ADB reported net unrealized gains of $243 million ($119 million gains – 2019) for the six months ended 30 June 2020. The gains in 2020 was mainly attributed to $459 million fair value gains on loans related derivatives, mainly from declining US dollar interest rates. This was partially offset by the $80 million net unrealized losses in borrowings and related swaps resulting from the unfavorable movement of yield basis spread and US dollar interest rates, and the $77 million losses from fair value changes of equity investments (Table 3).

Table 3: Details of Net Unrealized Gains (Losses)
for the Six Months Ended 30 June
($ million)

Item	2020	2019	Change
Fair value changes from:	248	123	125
Borrowings and related swaps	(80)	19	(99)
Loans related swaps	459	2	457
Investments related swaps	(54)	(27)	(27)
Equity investments	(77)	129	(206)
Reclassification of unrealized gains			
on divested equity investment	(3)	(4)	1
Translation adjustments of nonfunctional currencies	(2)	0	(2)
Total	**243**	**119**	**124**

( ) = negative

Note: 0 = Amount less than $0.5 million.

1.   Loans

Loans — operations. ADB's OCR lending falls into two categories: sovereign and nonsovereign. Sovereign lending consists of sovereign regular OCR loans and sovereign concessional OCR loans. Sovereign regular OCR loans are available to sovereign and sovereign-guaranteed borrowers in ADB DMCs that have attained higher economic development and sovereign concessional OCR loans are available to DMCs with per capita gross national income below ADB operational cutoff and limited or low creditworthiness. ADB also provides lending without sovereign guarantee to privately-held or state-owned or subsovereign entities. In its nonsovereign operations, ADB provides financial assistance based on market-based terms and conditions. ADB, as needed, will help mobilize additional debt from diverse institutions, such as private and public financial institutions and development partners.

OCR offers lending products broadly in three modalities:

- Project – Also known as investment lending, it finances expenditures incurred for discrete investment projects and focuses on project implementation. Disbursements in this modality are linked to expenditures for inputs. Nonsovereign loans fall under this modality.

- Policy-based – It supports reforms and improves policies. It provides budget support to governments to address development financing needs. ADB disburses funds based on evidence of the fulfillment of policy actions such as enacting new regulations or adopting new policy frameworks that aim to create an enabling environment for public and private sector operations, leading to improved growth prospects and economic efficiency. ADB offers four policy-based lending (PBL) products, each catering to a different situation in a DMC: conventional PBL and crisis response PBL. Conventional PBL, with financing options such as contingent disaster financing and policy-based guarantees, includes the stand-alone and programmatic approaches. Crisis response PBL includes special PBL and countercyclical support facility (CSF). The newly established COVID-19 pandemic response option (CPRO)[6] is an option under the CSF.

- Results-based – It supports government-owned sector programs and disburses ADB funds based on the achievement of program results.

As of 30 June 2020, OCR's loans outstanding was $119,579 million ($114,389 million – 31 December 2019), of which $83,665 million were sovereign regular OCR loans ($78,972 million – 31 December 2019), $29,723 million were sovereign concessional OCR loans ($29,327 million – 31 December 2019) and $6,191 million were nonsovereign loans ($6,090 million – 31 December 2019). Table 4 shows OCR's loans outstanding by modality.

Table 4: OCR Loans Outstanding by Modality
as of 30 June 2020 and 31 December 2019
($ million)

	Sovereign		NSO	Total
	Regular	Concessional		
30 June 2020				
Project Loan	57,415	21,316	6,879	85,610
Policy-based Loan	23,377	8,311	–	31,688
Results-based Loan	2,726	434	–	3,160
Accounting adjustments[a]	195	(208)	(51)	(64)
	83,713	29,853	6,828	120,394
Allowance for credit losses on loans[b]	(48)	(130)	(637)	(815)
Loans Outstanding	**83,665**	**29,723**	**6,191**	**119,579**
31 December 2019				
Project Loan	56,922	21,429	6,355	84,706
Policy-based Loan	19,301	7,742	–	27,043
Results-based Loan	2,568	425	–	2,993
Accounting adjustments[a]	181	(219)	(55)	(93)
	78,972	29,377	6,300	114,649
Allowance for credit losses on loans[b]	–	(50)	(210)	(260)
Loans Outstanding	**78,972**	**29,327**	**6,090**	**114,389**

– = nil, ( ) = negative, NSO = nonsovereign, OCR = ordinary capital resources.

a Includes fair value adjustment on concessional loans, unamortized loan origination cost, and unamortized front-end fee.

b The allowance for credit losses on loans in 2020 represents the lifetime expected credit loss while 2019 allowance is based on incurred loss model.

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6 ADB. 2020. *ADB's Comprehensive Response to the COVID-19 Pandemic*. Manila.

8

Current expected credit loss. The Financial Accounting Standards Board issued the Accounting Standards Update (ASU) 2016–13, *"Financial Instruments–Credit Losses (Topic 326)"*, which introduced the expected credit loss model. The ASU became effective for ADB on 1 January 2020 and significantly changed accounting for credit losses for financial assets measured at amortized cost. The new accounting standard superseded the previous guidance on credit losses for financial instruments, which is based on an incurred loss model. The incurred loss model recognizes credit losses only when objective evidence of an impairment is present. For ADB, the new accounting standard affected ADB's accounting for loans, guarantees, and held-to-maturity debt securities.

Prior to 2020, ADB has already managed credit risk based on concept of expected loss. Expected loss is calculated using three components: exposure at default, probability of default, and loss given default. A portion of expected loss that met the probability requirement under the incurred loss model was recognized as provision for credit losses and charged to the income statement. The remaining portion was allocated to the loan loss reserve, set aside in the equity section of the balance sheet.

From 2020, ADB revised its expected loss calculation to comply with the requirements under the accounting standards, while retaining the estimation method, which has been considered practical and relevant in providing fair estimate of expected credit loss. Credit losses are measured over the contractual term (lifetime) of the asset or commitment based on all available information: historical experience, current conditions, and macroeconomic forecasts. ADB also expanded the coverage to include off-balance sheet exposures, in which ADB is exposed to credit risk. ADB records a liability for credit losses on off-balance sheet exposures, for the undisbursed loan and certain other debt securities commitments, and guarantees.

On 1 January 2020, the cumulative effect of adopting the new ASU was recorded as a beginning balance adjustment in the balance sheet. OCR recorded (i) an increase of $306 million in the allowances for credit losses, comprising $109 million increase for sovereign loans ($36 million for regular OCR loans and $73 million for concessional OCR loans), $189 million increase for nonsovereign loans, and $8 million for other debt securities; (ii) an increase of $168 million in liability for credit losses on off-balance sheet exposures; (iii) a decrease in ordinary reserve of $249 million; and (iv) a decrease in loan loss reserve of $225 million.

As of 30 June 2020, changes in the macroeconomic forecast and the credit rating of ADB's borrowers further increased the allowances for credit losses on loans to $815 million ($558 million – 1 January 2020). The nonsovereign loans accounted for majority of the increase. Liability for credit losses on off-balance sheet exposures as of 30 June 2020 remained at $168 million ($168 million – 1 January 2020). Allowance for credit losses and liability for credit losses on off-balance sheet exposures are summarized in Table 5.

**Table 5: Summary of Allowance for Credit Losses and
Liability for Credit Losses on Off-Balance Sheet Exposures**
($ million)

	30 June 2020	1 January 2020	31 December 2019
Allowance for credit losses on loans	**815**	**558**	**260**
Sovereign regular OCR loans	48	36	–
Sovereign concessional OCR loans	130	123	50
Nonsovereign loans	637	399	210
Allowance for credit losses on other debt securities	**11**	**8**	**–**
Liability for credit losses on off-balance sheet exposures	**168**	**168**	**–**
Total	**994**	**734**	**260**

– = nil, OCR = ordinary capital resources.

Status of loans. ADB places loans in non-accrual status when the principal, interest or other charges are overdue by 180 days or in case of loans that are not yet past due, when there is expectation that loan service payment will not be collected when they become due at the point when such information is known. As of 30 June 2020, there were three nonsovereign loans in non-accrual status with outstanding amount of $125 million, of which $6 million was overdue by more than 180 days (two nonsovereign loans with outstanding amount of $93 million, of which $2 million was overdue by more than 180 days – 31 December 2019). There were no outstanding sovereign loans in non-accrual status as of 30 June 2020 and 31 December 2019.

Summary of loan activities. Table 6 shows the summary of loan activities, comprising commitments, disbursements, and repayments for sovereign regular OCR, sovereign concessional OCR and nonsovereign loans. For the six months ended 30 June 2020, the total OCR loan commitments was $10,028 million ($6,574 million – 2019). The $3,454 million or 53% increase in commitments is mainly from the increase in sovereign loan commitments, partially offset by decrease in nonsovereign loan commitments. The total loan disbursements during the six months ended 30 June 2020 increased by 88% to $9,721 million from the $5,161 million during the same period in 2019. The increase in commitments and disbursements is mainly attributed to the $6,774 million loan commitments and $5,133 million loan disbursements OCR provided for COVID-19 response.

**Table 6: Summary of Loan Activities
for the Six Months Ended 30 June**
($ million)

| | Sovereign | | | | | | | | | |
| | Regular | | | | Concessional | | | | NSO | TOTAL |
Item	Project	Policy-based	Results-based	Total (A)	Project	Policy-based	Results-based	Total (B)	(C)	(A+B+C)
2020										
Commitments[a]										
Amount	2,645	5,875	294	**8,814**	411	580	–	**991**	**223**	**10,028**
Number	14	14	1	**29**	9	6	–	**15**	**10**	**54**
Disbursements	1,859	5,214	161	**7,234**	591	771	12	**1,374**	**1,113**	**9,721**
Repayments[b]	1,357	1,168	15	**2,540**	662	186	3	**851**	**547**	**3,938**
2019										
Commitments[a]										
Amount	3,320	500	300	**4,120**	842	100	–	**942**	**1,512**	**6,574**
Number	16	1	1	**18**	12	1	–	**13**	**13**	**44**
Disbursements	2,809	700	133	**3,642**	536	64	77	**677**	**842**	**5,161**
Repayments[b]	1,202	1,080	3	**2,285**	635	174	3	**812**	**490**	**3,587**

– = nil, NSO = nonsovereign, OCR = ordinary capital resources.
[a] Based on exchange rates at loan signing date.
[b] Includes prepayment of $2 million for one sovereign regular OCR loan and $112 million for 12 nonsovereign loans ($1 million for one sovereign concessional OCR loan and $41 million for three nonsovereign loans – 2019)

Table 7 shows the summary of OCR loans for COVID-19 response, comprising commitments and disbursements for sovereign regular OCR, sovereign concessional OCR and nonsovereign loans. The $6,774 million commitments includes $6,045 million commitments under the CPRO.[7] The $5,133 million disbursements includes $4,909 million disbursements under the CPRO.

**Table 7: Summary of OCR Loans for COVID-19 Response
for the Six Months Ended 30 June**
($ million)

| | Sovereign | | NSO | Total |
	Regular	Concessional		
Commitments[a]	5,975	740	59	6,774
Disbursements[b]	4,439	570	124	5,133

COVID-19 = coronavirus disease, OCR = ordinary capital resources.
[a] Amounts are based on the United States dollar equivalent at the time of loan signing. Excludes projects repurposed for COVID-19 response activities.
[b] Includes disbursement for loans repurposed to COVID-19 response.

Lending windows. ADB's available lending windows are the LIBOR-based loan (LBL) and the local currency loan (LCL). The LBL is the primary lending facility for OCR sovereign and nonsovereign operations. The LBL is designed to meet demand by borrowers for loan products that suit project needs and effectively manage their external debt. The LBL gives borrowers a high degree of flexibility in managing interest rate and exchange rate risks, while providing low intermediation risk to ADB. ADB offers LCLs to sovereign and nonsovereign borrowers in different local currencies which ADB can intermediate. As of 30 June 2020, total outstanding LCLs was $1,312 million ($1,403 million – 31 December 2019). In addition to the LBL and LCL, effective 1 January 2017, the concessional lending window was transferred from ADF to OCR and continued on the same terms and conditions as previously provided to ADF countries.

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[7] The charges and terms relating to CPRO are in Table 8.

Sovereign regular OCR loan terms. LBLs carry a floating lending rate that comprises a funding cost margin over or under the 6-month LIBOR and an effective contractual spread. The lending rate is reset every 6 months on each interest reset date and can be converted into a fixed rate at the request of the borrower. LCLs may be made on a floating rate basis with an effective contractual spread, and typically reset every 6 months. The cost-base rate of an LCL is determined by its financing mode. The lending rates for pool-based single currency loans are based on the previous semester's average cost of borrowing. Table 8 shows the summary of charges on sovereign regular OCR loans.

Table 8: Summary of Charges on Sovereign Regular OCR Loans
as of 30 June 2020
(basis point)

Item	LBL[a]	LBL (Old)[b]	LBL (CSF and SPBL)	LBL (CPRO)[c]	PSCL ($)	PSCL (¥)
A. Cost Base Rate		6-month LIBOR			Weighted average cost of allocated debt for previous 6 months	
B. Lending Spread[a]						
1. Contractual spread		60	200	50	60	60
a. Negotiated 1 October 2007–30 June 2010	20					
b. Negotiated 1 July 2010–30 June 2011	30					
c. Negotiated 1 July 2011–31 December 2013	40					
d. Negotiated on or after 1 January 2014	50					
2. Waiver[d]					(20)	
C. Maturity Premium[e]						
1. Average loan maturity of >13 years up to 16 years	10					
2. Average loan maturity of >16 years up to 19 years	20					
D. (Rebate) or Surcharge[f]						
1. US dollar	–	–	7	7		
2. Yen	(38)	(38)				
3. Euro	2			3		
4. New Zealand dollar	38					
E. Commitment Charges[g]	15		75	15		

– = nil, ( ) = negative, CPRO = COVID-19 pandemic response option, CSF = Countercyclical Support Facility, LBL = LIBOR-based loan, LCL = local currency loan, LIBOR = London interbank offered rate, OCR = ordinary capital resources, PSCL = pool-based single currency loan, SPBL = special policy-based loan, US = United States.

[a] Applicable to loans negotiated on or after 1 October 2007. The current LBL and LCL effective contractual spread is 50 basis points for loans negotiated on or after 1 January 2014. The terms of emergency assistance loans are similar to LBL terms.

[b] Applicable to loans negotiated before 1 October 2007.

[c] The charges for CPRO policy-based loans are effective from 13 April 2020 to 30 June 2020.

[d] In December 2019, the Board of Directors approved, for borrowers of US dollar PSCLs that do not have arrears with Asian Development Bank, the continuation of the waiver of 20 basis points of the lending spread for all interest periods commencing from 1 January 2020 to 31 December 2020.

[e] For LBLs and LCLs for which formal loan negotiations were completed on or after 1 April 2012, a maturity premium is added to the contractual spread and applied for the entire life of the loan. A limit of 19 years applies to the average loan maturity of LBLs and LCLs. As of 30 June 2020, 288 committed loans totaling $49,223 million (275 committed loans totaling $46,750 million – 31 December 2019) were subject to maturity premium.

[f] To maintain the principle of the cost pass-through pricing policy, ADB passes on the actual funding cost margin above or below LIBOR to its borrowers through a surcharge or rebate. The rebates or surcharges are passed on to borrowers by incorporating them into the interest rate for the succeeding interest period. Rebates or surcharges for all LBLs are determined in January and July every year on the basis of the actual average funding cost under or over LIBOR for the preceding 6 months. The information presented is applicable for 1 January–30 June 2020.

[g] The commitment charge is levied on undisbursed balances beginning 60 days after signing of the applicable loan agreement, charges begin to accrue when the loan becomes effective. For loans under contingent disaster financing, in lieu of the standard commitment charge of 0.15% on the undisbursed loan amounts, the developing member country will pay a front-end fee of 0.25% or 0.10% of the committed loan amount.

Sovereign concessional OCR loan terms. ADB offers sovereign concessional OCR loans to eligible DMCs. Table 9 shows the summary of lending terms on currently available sovereign concessional OCR loans.

Table 9: Sovereign Concessional OCR Loan Terms
as of 30 June 2020

Terms	Concessional Assistance-only Countries[a]	OCR Blend Countries[b]	Emergency Assistance
A. Maturity (years)[c]	24 - 32	25	40
B. Grace period (years)[c]	8	5	10
C. Interest rate during the grace period[c]	1.0%	2.0%	1.0%
D. Interest rate during the amortization period[c]	1.5%	2.0%	1.0%
E. Principal repayment			
1. First 10 years after the grace period	Equal	Equal	2.0%[d]
2. Year thereafter	Equal	Equal	4.0%[d]

OCR = ordinary capital resources.

Note: The COVID-19 pandemic response option for sovereign concessional OCR loans have the same lending terms as those for standard policy-based loans.

[a] Countries that are eligible for sovereign concessional OCR loans and/or Asian Development Fund grants.

[b] Countries that are eligible for both sovereign regular and concessional OCR loans.

[c] Applicable for projects with loan negotiations completed on or after 1 January 2013.

[d] Principal repayment will be calculated based on the approved loan amount multiplied by the annual rate of 2.0% for the first 10 years after the grace period and 4.0% thereafter.

Currency choices. In addition to special drawing rights (SDR) as a liability currency, sovereign concessional OCR loan borrowers may also choose a loan liability currency in a currency that is available under ADB's LIBOR-based product and is a currency that is available in the SDR basket, subject to ADB's confirmation of the availability of such currency.

Nonsovereign loan terms. For nonsovereign loans, ADB applies market-based pricing to determine the lending spread, front-end fees, and commitment charges for each loan. The lending spread is intended to cover ADB's risk exposure to specific borrowers and projects and the front-end fee to cover the administrative costs incurred in loan origination. Front-end fees are typically 1% to 1.25% depending on the transaction. ADB applies a commitment fee (typically 0.50% to 1.0% per year) on the undisbursed loan balance.

LCLs are priced based on relevant local currency funding benchmarks or ADB's funding costs and a credit spread.

2. Investments for Liquidity Purpose

The OCR liquidity investment portfolio after swaps including securities purchased under resale arrangements and securities transferred under repurchase agreements amounted to $42,256 million as of 30 June 2020 ($39,798 million – 31 December 2019). The increase was mainly from Cash Cushion Portfolio which holds the proceeds of ADB's borrowings pending loan disbursements. New borrowings during the six months ended 30 June 2020 exceeded the redemptions for the same period. ADB's liquidity investment portfolio primarily consists of high-quality fixed income investments and no impairment was recorded as of 30 June 2020. For the six months ended 30 June 2020, the rate of return under the management reporting basis decreased to 1.88% from 2.59% during the same period in 2019 mainly due to short-term investments affected by declining interest environment.

3. Borrowings

OCR borrowings after swaps as of 30 June 2020 amounted to $112,244 million ($105,135 million – 31 December 2019). The average cost of borrowings after swaps for the six months ended 30 June 2020 was 1.74% under the management reporting basis (2.78% – 2019). For the six months ended 30 June 2020, ADB issued $19,813 million in new medium- and long-term borrowings ($11,094 million – 2019) and $8,166 million in short-term borrowings ($5,153 million – 2019).

D. Equity and Headrooms

As of 30 June 2020, ADB's total authorized capital of 10,639,083 shares valued at $146,795 million was fully subscribed, which consisted of $7,356 million paid-in and $139,439 million callable capital. The details of ADB's equity as of 30 June 2020 and 31 December 2019 are shown in Table 10.

Table 10: Details of Equity
as of 30 June 2020 and 31 December 2019
($ million)

	30 June 2020	31 December 2019
Authorized (SDR106,391)		
Subscribed (SDR106,391)	146,795	147,120
Less: Callable capital subscribed	139,439	139,748
Paid-in capital subscribed	7,356	7,372
Less: Other adjustments[a]	122	197
	7,234	7,175
Add: (1) One-time income from ADF assets transfer[b]	30,748	30,748
(2) Other reserves[c]	14,538	13,995
Total Equity	52,520	51,918

ADF = Asian Development Fund, SDR = special drawing rights.

[a] Comprises discount and nonnegotiable, noninterest-bearing demand obligations on account of subscribed capital. (See OCR-1 of the Financial Statements).

[b] The transfer of ADF assets to OCR on 1 January 2017 was treated as a contribution from ADF which was recognized as a one-time income.

[c] Includes ordinary reserve, special reserve, loan loss reserve, surplus, net income after appropriation, and accumulated other comprehensive income (loss) less net notional amounts required to maintain value of currency holdings and cumulative revaluation adjustments. (See OCR-1 of the Financial Statements).

Callable capital. Callable capital can be called only if required to meet ADB's obligations incurred on borrowings or guarantees under OCR. No call has ever been made on ADB's callable capital.

Paid-in capital. ADB's paid-in capital may be freely used in its ordinary operations, except that DMCs have the right under the Charter to restrict the use of a portion of their paid-in capital to make payments for goods and services produced and intended for use in their respective territories.

Allocation of OCR net income. In accordance with Article 40 of the Charter, the Board of Governors annually approves the allocation of the previous year's net income to reserves and/or surplus. In addition, to the extent feasible, it approves the transfer of part of net income to Special Funds to support development activities in the DMCs. In May 2020 and 2019, the Board of Governors approved the allocation of OCR's net income for 2019 and 2018, respectively, as shown in Table 11.

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Table 11: Allocation of OCR Net Income
($ million)

	2019	2018
Net Income	1,554	750
Adjustment (to) from cumulative revaluation adjustments	(461)	139
Appropriation of guarantee fee to special reserve	(24)	(24)
Adjustment to loan loss reserve[a]	n/a	(24)
Allocable net income	1,069	841
Allocation to ordinary reserve	616	499
Allocation to special funds		
Asian Development Fund	259	259
Technical Assistance Special Fund	130	80
Regional Cooperation and Integration Fund	30	–
Climate Change Fund	24	–
Asia Pacific Disaster Response Fund	10	–
Financial Sector Development Partnership Special Fund	–	3
Total Allocated Net Income	1,069	841

– = nil, n/a = not applicable, OCR = ordinary capital resources.

a Loan loss reserve adjustment is not applicable for 2019 because of ADB's adoption of a new accounting standard, the Current Expected Credit Loss, effective 1 January 2020. The allocation of the loan loss reserve under the current loan loss provisioning policy as of 31 December 2019 will no longer be necessary. ADB. 2020. *Review of the Asian Development Bank's Allocation of 2019 Net Income*. Manila

Headrooms. ADB's lending limitation policy limits the total amount of disbursed loans, disbursed equity investments and related prudential buffer, and the maximum amount that could be demanded from ADB under its guarantee portfolio, to the total amount of ADB's unimpaired subscribed capital, reserves, and surplus, exclusive of the special reserve. The Charter allows the use of OCR for equity investments up to 10% of ADB's unimpaired paid-in capital actually paid up at any given time together with reserves and surplus, excluding special reserves.

As of 30 June 2020, ADB's lending headroom was $68,630 million ($76,058 million – 31 December 2019), representing 64% utilization of the lending authority. Equity investment headroom was $3,411 million ($3,428 million – 31 December 2019), representing 29% utilization of the ceiling.

E. Capital Adequacy

ADB's capital adequacy framework (CAF) aims to ensure that large risk events will not lead to a downgrade of ADB's AAA rating or to an erosion of investor confidence. The framework is designed to protect the risk-bearing capacity of ADB without relying on callable capital, and to maintain ADB's ability to lend even during crises and after a large nonaccrual shock.

In February 2020, the Board of Directors approved the Review of the Asian Development Bank's Capital Adequacy Framework[8] which enhanced the bank's CAF to benchmark to best practices and the evolution of ADB's operations under its new Strategy 2030. Under the enhanced framework, ADB will continue to hold capital to protect against eight risk types: credit risk, equity investment risk, interest rate risk, treasury counterparty risk, operational risk, pension risk, currency risk, and risk buffer for noncredit risk. The review introduced a general shift from

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8 ADB. 2019. *Review of the Asian Development Bank's Capital Adequacy Framework*. Manila.

value-at-risk to expected shortfall and replaced the equity-to-loan ratio with the capital utilization ratio for financial planning.

ADB's capital utilization ratio as of 30 June 2020 was 66.9% (62.1% – 31 December 2019).[9] ADB remains adequately capitalized to support the planned expansion of its operations. ADB will continue to closely monitor the impact of the COVID-19 pandemic on ADB's risk exposures as the situation evolves.

F.   Other Developments

Organizational resilience. ADB's organizational resilience framework establishes the governance structure and optimizes the use of key resources—people, premises, information technology, business data and processes and supply chain—to enable ADB to prepare for and respond to disruption-related risks and strengthen its capacity to maintain operations. Its business continuity plans are reviewed and tested regularly to ensure the continuity of critical operations, systems, and processes during disruptions.

The Pandemic Crisis Management Team (PCMT) oversees institutional responses during the COVID-19 pandemic. The PCMT has coordinated to implement protective measures guided by the Pandemic Crisis Management Plan including enhancement of security procedures and facility, introduction of alternative working arrangements, and establishment of information dissemination channels. While a large portion of ADB staff are still working from home since March, the headquarters has transitioned to the initial stage of re-occupancy and some of the field offices are gradually reopening, subject to local conditions. All critical functions are operating effectively as ADB continues to provide resources to support its DMCs.

The financial reporting processes have not been significantly affected by the prolonged work from home arrangement as the systems are accessible remotely allowing transactions to continue to be processed, reviewed, and approved through the relevant systems with the existing IT controls. Necessary financial data for preparing the financial statements are also accessible remotely. Overall, there have not been significant changes to the existing business processes and key controls.

ADB's efforts in establishing detailed business continuity protocols enabled it to respond effectively to the COVID-19 crisis and sustain operations. ADB will continuously monitor and address organizational resilience challenges in light of the developing COVID-19 pandemic situation.

Reference Rate Transition. In July 2017, the United Kingdom's Financial Conduct Authority announced that it will no longer compel banks to submit rates for LIBOR beyond 2021, signaling the uncertainty of the availability of LIBOR after 2021. As a result of this announcement, financial institutions that are exposed to the LIBOR reference rate are strongly encouraged to prepare for its replacement prior to the end of 2021.

ADB is exposed to LIBOR in various ways mainly through its LIBOR-based loan product and the borrowings and swaps that are issued to fund these loans. ADB has been analyzing the implications of the transition, considering operational, legal, and financial risks to manage the transition process from LIBOR to an alternative reference rate.

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[9] The 30 June 2020 capital utilization ratio (CUR) has been adjusted to reflect the expected credit losses model under the new accounting standard. The 31 December 2019 CUR would have been 61.8%, if the new model was used.

III.   SPECIAL FUNDS

ADB is authorized by its Charter to establish and administer Special Funds. These are the ADF, Technical Assistance Special Fund (TASF), Japan Special Fund (JSF), Asian Development Bank Institute (ADBI), Regional Cooperation and Integration Fund (RCIF), Climate Change Fund (CCF), Asia Pacific Disaster Response Fund (APDRF), and Financial Sector Development Partnership Special Fund (FSDPSF). Financial statements for each Special Fund are prepared in accordance with US GAAP.

A.   Asian Development Fund

The ADF was established as ADB's concessional financing window for DMCs with per capita gross national income below the ADB operational cutoff and limited or low creditworthiness. It provides a multilateral source of concessional assistance dedicated exclusively to reducing poverty and improving the quality of life in Asia and the Pacific. The ADF has received contributions from 34 donors (regional and nonregional). Cofinancing with bilateral and multilateral development partners complements ADF resources. With the termination of the ADF lending operations and its transfer to OCR on 1 January 2017, the ADF became a grant-only operation.

ADF 12 Replenishment. In July 2016, the Board of Governors adopted a resolution to provide for the 11th replenishment of the ADF (ADF 12) and the sixth regularized replenishment of the TASF. The ADF 12 became effective on 30 May 2017. The replenishment provides grant financing to eligible recipients from 2017 to 2020. As of 30 June 2020, the total replenishment size was $3,812 million, of which $2,594 million comes from the donor contributions. ADB has received all instruments of contributions from 32 donors totaling $2,594 million, including $461 million which are allocated to TASF.[10] As of 30 June 2020, a cumulative total of $1,805 million (excluding TASF portion) was made available for operational commitment for ADF 12.

Contributed resources. During the six months ended 30 June 2020, $258 million of donor contributions (excluding TASF portion) was made available for operational commitments. Contributions not yet available for operational commitments comprise: (i) unpaid contributions; (ii) contributions received but are withheld due to pro-rata exercise; (iii) contributions received in advance; and (iv) unamortized discounts on accelerated notes encashment.

The balance of the commitment authority available for commitment as of 30 June 2020 was $1,178 million ($663 million – 31 December 2019) equivalent.[11]

On 22 May 2020, the Board of Governors approved the transfer of $259 million to the ADF as part of OCR's 2019 net income allocation ($259 million – 2019).

Investments for liquidity purpose. The ADF investment portfolio totaled $4,466 million as of 30 June 2020 compared with $3,933 million at the end of 2019.[12] As of 30 June 2020, about 8% of the portfolio was invested in time deposits (6% – 31 December 2019) and 92% in fixed-income securities (94% – 31 December 2019). The rate of return on ADF investments, excluding unrealized gains and losses, was 1.95% (2.21% – 2019).

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[10] US dollar equivalent based on the Board of Governors' Resolution No. 382 exchange rates.
[11] Includes funds for regional health security and based on grant signing.
[12] Includes securities purchased under resale arrangements.

Grants. Grants are recognized as expenses in the financial statements upon effectivity, when the agreements are signed and all conditions to effectiveness of the grant are satisfied. During the six months ended 30 June 2020, 10 grants totaling $194 million, of which $172 million relates to ADB's COVID-19 response, were committed (five grants totaling $30 million – 2019) while 19 grants totaling $598 million (13 grants totaling $328 million – 2019) became effective, net of $18 million ($9 million – 2019) undisbursed grants that were written-back as reduction. Disbursements related to ADB's COVID-19 response amounted to $61 million during the six months ended 30 June 2020.

B.   Technical Assistance Special Fund

The TASF was established to provide TA on a grant basis to ADB's DMCs and the region.

TASF Sixth Regularized Replenishment. In July 2016, as part of the ADF 12 replenishment, the donors agreed to allocate $461 million of the total replenishment size as the sixth regularized replenishment of the TASF 6. The replenishment, which became effective on 30 May 2017, covers TA financing for 2017–2020.

Contributed resources. As of 30 June 2020, a total of $381 million of donor contributions have been received out of the $461 million allocation set-aside for TASF 6.

As of 30 June 2020, cumulative TASF resources totaled $3,301 million, of which $3,077 million was committed, leaving an uncommitted balance of $224 million ($196 million – 31 December 2019).

On 22 May 2020, the Board of Governors approved the transfer of $130 million to the TASF as part of OCR's 2019 net income allocation ($80 million – 2019).

Operations. For the six months ended 30 June 2020, net TA expenses amounted to $99 million ($28 million – 2019), comprising $114 million for 41 TA projects and 32 supplementary TAs ($41 million for 30 TA projects and 19 supplementary TAs – 2019) made effective during the period, net of $15 million ($13 million – 2019) undisbursed amounts that were written back as reduction. The $99 million TAs made effective during the period included COVID-19 response TA projects totaling $75 million. Disbursements related to the COVID-19 response amounted $9 million during the six months ended 30 June 2020. The undisbursed TAs net of TA advances amounted to $515 million as of 30 June 2020 ($487 million – 31 December 2019).

Investments for liquidity purpose. As of 30 June 2020, the total investment portfolio amounted to $481 million ($405 million – 31 December 2019). About 84% of the portfolio was invested in time deposits and 16% in fixed-income securities (90% in time deposits and 10% in fixed-income securities – 2019). Total revenue from investments inclusive of unrealized gains and losses for the six months ended 30 June 2020 amounted to $4 million ($4 million – 2019). The rate of return on TASF investments was 0.91% (2.19% – 2019).

C.   Japan Special Fund

The JSF was established in 1988 when ADB, acting as the administrator, entered into a financial arrangement with the Government of Japan, which agreed to make the initial contribution to help ADB's DMCs restructure their economies and broaden the scope of opportunities for new investments, mainly through TA operations.

18

Contributed resources. As of 30 June 2020, Japan's cumulative contribution to the JSF since inception amounted to ¥113 billion ($974 million equivalent), comprising regular contributions of ¥95 billion ($823 million equivalent) and supplementary contributions of ¥18 billion ($151 million equivalent). The uncommitted balance without donor restriction was $73 million as of 30 June 2020 ($73 million – 31 December 2019).

Operations. During the six months ended 30 June 2020, no new TA projects or grants were made effective (nil – 2019) and no undisbursed amounts were written back (nil – 2019). There were no undisbursed TAs as of 30 June 2020 (nil – 31 December 2019).

Investments for liquidity purpose. As of 30 June 2020, the total investment portfolio, which was in time deposits, amounted to $71 million for JSF ($71 million – 31 December 2019) and $39 million for Asian Currency Crisis Support Facility ($39 million – 31 December 2019).

D.   Asian Development Bank Institute

ADBI was established in 1996 as a subsidiary body of ADB, whose objectives are to identify effective development strategies and capacity improvements for sound development management in the DMCs. Its operating costs are met by ADBI, and it is administered in accordance with the Statute of the ADBI.

For the six months ended 30 June 2020, total expenses of ADBI totaled $5 million ($6 million – 2019). The balance of net assets (excluding property, furniture, and equipment and lease liability) available for future projects and programs was about $22 million ($19 million – 31 December 2019).

Investments for liquidity purpose. As of 30 June 2020, the total investment portfolio, which was in time deposits, amounted to $4 million ($4 million – 31 December 2019).

E.   Regional Cooperation and Integration Fund

The RCIF was established on 26 February 2007 in response to the increasing demand for regional cooperation and integration activities among ADB's member countries in Asia and the Pacific. Its main objective is to improve regional cooperation and integration by facilitating the pooling and provision of additional financial and knowledge resources.

Contributed resources. As of 30 June 2020, cumulative RCIF resources totaled $104 million, of which $69 million had been used, leaving an uncommitted balance of $35 million ($5 million – 31 December 2019).

On 22 May 2020, the Board of Governors approved the transfer of $30 million to the RCIF as part of OCR's 2019 net income allocation (nil – 2019).

Operations. During the six months ended 30 June 2020, there was one TA project amounting to $0.5 million (three TA projects totaling $2 million – 2019) that became effective, and undisbursed amounts of $0.2 million ($0.7 million – 2019) were written back as reduction in the effective TA. The balance of undisbursed TAs, net of TA advances as of 30 June 2020 amounted to $8 million ($9 million – 31 December 2019).

Investments for liquidity purpose. As of 30 June 2020, the total investment portfolio, which was in time deposits, amounted to $36 million ($10 million – 31 December 2019).

F. Climate Change Fund

The CCF was established on 7 April 2008 to facilitate greater investments in DMCs to address the causes and consequences of climate change in combination with ADB assistance in related sectors.

Contributed resources. As of 30 June 2020, cumulative CCF resources totaled $101 million, of which $69 million had been used, leaving an uncommitted balance of $32 million ($10 million – 31 December 2019).

On 22 May 2020, Board of Governors approved the transfer of $24 million to the CCF as part of the net income allocation of OCR (nil – 2019).

Operations. During the six months ended 30 June 2020, one TA project and one supplementary TA totaling $1 million (one grant and one TA project totaling $3 million – 2019) became effective, and no undisbursed amounts were written-back ($0.5 million – 2019). The balance of undisbursed grants and TA, net of advances as of 30 June 2020 amounted to $13 million ($13 million – 31 December 2019).

Investments for liquidity purpose. As of 30 June 2020, the total investment portfolio, which was in time deposits, amounted to $20 million ($22 million – 31 December 2019).

G. Asia Pacific Disaster Response Fund

The APDRF was established on 1 April 2009 to provide timely incremental grant resources to DMCs affected by natural disasters.

Contributed resources. As of 30 June 2020, cumulative fund resources totaled $166 million, of which $74 million had been used, leaving an uncommitted balance of $92 million ($21 million – 31 December 2019).

On 18 May 2020, the Government of Japan contributed $75 million to APDRF which is earmarked for ADB's response to the COVID-19 pandemic. Contributions received for specific purpose or grant programs are classified as support with donor restrictions. The net assets with donor restrictions as of 30 June 2020 amounts to $72 million (nil – 31 December 2019).

On 22 May 2020, the Board of Governors approved the transfer of $10 million to the APDRF as part of OCR's 2019 net income allocation (nil – 2019).

Operations. During the six months ended 30 June 2020, 13 grants totaling $14 million, of which $13 million relates to ADB's COVID-19 response, became effective (nil – 2019). During the period, a total of $19 million COVID-19 response grants were committed, of which $12 million was disbursed. The balance of undisbursed grants, net of grant advances as of 30 June 2020 amounted to $0.5 million (nil – 31 December 2019).

Investments for liquidity purpose. As of 30 June 2020, the total investment portfolio, which was in time deposits amounted to $60 million ($15 million – 31 December 2019).

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H.   Financial Sector Development Partnership Special Fund

The FSDPSF was established on 31 January 2013 to strengthen regional, subregional, and national financial systems in Asia and the Pacific.

Contributed resources. As of 30 June 2020, cumulative fund resources totaled $22 million, of which $17 million had been used, leaving an uncommitted balance of $5 million ($5 million – 31 December 2019).

In December 2019, the Government of Luxembourg committed to contribute equivalent of $2 million, which was transferred to FSDPSF in January 2020.

On 4 May 2019, the Board of Governors approved the transfer of $3 million to the FSDPSF as part of OCR's 2018 net income allocation.

Operations. During the six months ended 30 June 2020, there were no TAs that became effective (two TA projects totaling $1 million – 2019), and $0.01 million undisbursed amounts were written-back (nil – 2019). The balance of undisbursed TAs, net of TA advances as of 30 June 2020 amounted to $8 million ($9 million – 31 December 2019).

Investments for liquidity purpose. As of 30 June 2020, the total investment portfolio, which was in time deposits, amounted to $8 million ($8 million – 31 December 2019).

ORDINARY CAPITAL RESOURCES
CONDENSED MANAGEMENT REPORTING BALANCE SHEETS
as of 30 June 2020 and 31 December 2019
($ million)

Item	30 June 2020 Statutory Reporting Basis	Adjustments[a]	Management Reporting Basis	31 December 2019 Management Reporting Basis
Due from banks	957	–	957	1,235
Investments for liquidity purpose	42,170	–	42,170	39,312
Securities transferred under repurchase agreements	168	–	168	186
Securities purchased under resale arrangements	131	–	131	235
Loans outstanding — operations	119,579	–	119,579	114,389
Equity investments — operations	1,502	(406)	1,096	1,116
Other debt securities — operations	899	–	899	755
Derivative Assets				
Borrowings	36,353	(4,795)	31,558	31,589
Investments for liquidity purpose	17,561	(230)	17,331	15,936
Loans — operations	16,274	(1,956)	14,318	11,955
Accrued interest receivable	622	–	622	746
Other assets	2,647	108	2,755	952
TOTAL	**238,863**	**(7,279)**	**231,584**	**218,406**
Borrowings and accrued interest	114,651	(4,464)	110,187	103,240
Derivative Liabilities				
Borrowings	33,772	(275)	33,497	33,169
Investments for liquidity purpose	17,774	(292)	17,482	15,863
Loans — operations	15,791	(1,444)	14,347	12,079
Payable under securities repurchase agreements	174	–	174	191
Payable for swap related collateral	2,101	–	2,101	298
Accounts payable and other liabilities	2,080	–	2,080	1,894
Total Liabilities	**186,343**	**(6,475)**	**179,868**	**166,734**
Paid-in capital	7,234	108	7,342	7,357
Net notional maintenance of value receivable	(1,552)	–	(1,552)	(1,520)
Ordinary reserve	44,306	1	44,307	43,941
Special reserve	420	–	420	408
Loan loss reserve	–	–	–	225
Surplus	1,065	–	1,065	1,065
Cumulative revaluation adjustments account	190	(190)	–	–
Unallocated net income[b]				
For the calendar year 2019	–	–	–	1,069
For the six months ended 30 June 2020	572	(229)	343	–
Accumulated other comprehensive income (loss)	285	(494)	(209)	(873)
Total Equity	**52,520**	**(804)**	**51,716**	**51,672**
TOTAL	**238,863**	**(7,279)**	**231,584**	**218,406**

– = nil, ( ) = negative.

[a] Unrealized gains or losses from fair value adjustments associated with certain financial instruments, unrealized proportionate share of income or loss from equity investments accounted for under equity method, and nonnegotiable and noninterest-bearing demand obligations on account of subscribed capital.

[b] After appropriation of guarantee fees to the Special Reserve.

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Financial Statements

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
CONDENSED BALANCE SHEET
30 June 2020 and 31 December 2019
Expressed in Millions of US Dollars

A S S E T S

	30 June (Unaudited)		31 December (Audited)	
DUE FROM BANKS		$ 957		$ 1,235
INVESTMENTS FOR LIQUIDITY PURPOSE (Notes C and O)		42,170		39,312
SECURITIES TRANSFERRED UNDER REPURCHASE AGREEMENT (Notes C, D, and O)		168		186
SECURITIES PURCHASED UNDER RESALE ARRANGEMENTS (Notes C, D, and O)		131		235
LOANS OUTSTANDING — OPERATIONS (Notes E and O) (Including net unamortized loan origination costs of $164 – 30 June 2020 and $143 – 31 December 2019)				
Sovereign				
Regular	$ 83,713		$ 78,972	
Concessional	29,853		29,377	
	113,566		108,349	
Nonsovereign	6,828		6,300	
	120,394		114,649	
Less—allowance for credit losses	815	119,579	260	114,389
EQUITY INVESTMENTS — OPERATIONS (Notes G and O)		1,502		1,619
OTHER DEBT SECURITIES — OPERATIONS (Notes H and O)	910		755	
Less—allowance for credit losses	11	899	–	755
ACCRUED INTEREST RECEIVABLE		622		746
DERIVATIVE ASSETS (Notes I and O)				
Borrowings	36,353		33,482	
Investments for liquidity purpose	17,561		16,053	
Loans — operations	16,274	70,188	13,084	62,619
OTHER ASSETS				
Property, furniture, and equipment (Note J)	234		242	
Swap related collateral (Notes I and O)	2,101		298	
Miscellaneous (Notes F, K, and O)	312	2,647	230	770
TOTAL		**$ 238,863**		**$ 221,866**

The accompanying Notes are an integral part of these condensed financial statements (OCR-6).

LIABILITIES AND EQUITY

	30 June (Unaudited)		31 December (Audited)	
BORROWINGS (Notes L and O)				
At amortized cost	$ 5,423		$ 2,275	
At fair value	109,228	$ 114,651	102,721	$ 104,996
DERIVATIVE LIABILITIES (Notes I and O)				
Borrowings	33,772		33,430	
Investments for liquidity purpose	17,774		15,988	
Loans — operations	15,791	67,337	13,151	62,569
PAYABLE UNDER SECURITIES REPURCHASE AGREEMENTS (Notes C, D, and O)		174		191
ACCOUNTS PAYABLE AND OTHER LIABILITIES				
Swap related collateral (Notes I and O)	2,101		298	
Accrued pension and postretirement medical benefit costs	1,648		1,631	
Liability for credit losses on off-balance sheet exposures (Notes E, F, and H)	168		–	
Miscellaneous (Notes F, K, and O)	264	4,181	263	2,192
Total Liabilities		186,343		169,948
EQUITY (OCR-4)				
Capital Stock (Note M)				
Authorized and subscribed (SDR106,391 – 30 June 2020 and 31 December 2019)	146,795		147,120	
Less—"callable" shares subscribed (SDR101,060 – 30 June 2020 and 31 December 2019)	139,439		139,748	
"Paid-in" shares subscribed (SDR5,331 – 30 June 2020 and 31 December 2019)	7,356		7,372	
Less—discount	14		15	
	7,342		7,357	
Nonnegotiable, noninterest-bearing demand obligations on account of subscribed capital (Note M)	(108)	7,234	(182)	7,175
Net notional amounts required to maintain value of currency holdings	(1,552)		(1,520)	
Ordinary reserve (Note M)				
From ADF assets transfer	$ 30,748		$ 30,748	
From retained earnings	13,558	44,306	13,191	43,939
Special reserve		420		408
Loan loss reserve		–		225
Surplus		1,065		1,065
Cumulative revaluation adjustments account		190		(271)
Net income after appropriation to special reserve				
For the calendar year 2019		–		1,530
For the six months ended 30 June 2020 (OCR-2)		572		–
Accumulated other comprehensive income (loss) (Note M)		285	45,286	(633)	44,743
Total Equity		52,520		51,918
TOTAL		$ 238,863		$ 221,866

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
CONDENSED STATEMENT OF INCOME AND EXPENSES—UNAUDITED
For the Six Months Ended 30 June 2020 and 2019
Expressed in Millions of US Dollars

	2020	2019
REVENUE (Note N)		
Loans — operations (Notes E and I)	$ 1,337	$ 1,643
Investments for liquidity purpose (Notes C and I)	386	469
Equity investments — operations	1	27
Guarantees — operations	12	13
Other debt securities — operations	25	23
Other sources—net	23	25
TOTAL REVENUE	1,784	2,200
EXPENSES (Note N)		
Borrowings and related expenses (Note I)	(948)	(1,322)
Administrative expenses (Note M)	(317)	(284)
Provision for credit losses—net (Notes E, F, and H)	(191)	(19)
Other expenses	(3)	(8)
TOTAL EXPENSES	(1,459)	(1,633)
NET REALIZED GAINS		
Investments for liquidity purpose (Notes C, I, M, and N)	13	2
Equity investments — operations (Note N)	3	11
NET REALIZED GAINS	16	13
NET UNREALIZED GAINS (Notes G, I, L, and N)	243	119
NET INCOME	$ 584	$ 699

The accompanying Notes are an integral part of these condensed financial statements (OCR-6).

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
CONDENSED STATEMENT OF COMPREHENSIVE INCOME—UNAUDITED
For the Six Months Ended 30 June 2020 and 2019
Expressed in Millions of US Dollars

	2020		2019	
NET INCOME (OCR-2)	$	584	$	699
Other comprehensive income (Note M)				
Unrealized holding gains	$ 901		$ 445	
Currency translation adjustments	(25)		7	
Pension/postretirement liability adjustments	42	918	5	457
COMPREHENSIVE INCOME	**$**	**1,502**	**$**	**1,156**

The accompanying Notes are an integral part of these condensed financial statements (OCR-6).

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
CONDENSED STATEMENT OF CHANGES IN EQUITY—UNAUDITED
For the Six Months Ended 30 June 2020 and 2019
Expressed in Millions of US Dollars

	2020	2019
Balance, beginning of period	$ 51,918	$ 50,984
Cumulative effect adjustment of ASU 2016-13 (Note B)		
Ordinary reserve	(249)	–
Loan loss reserve	(225)	–
Comprehensive income for the period (OCR-3)	1,502	1,156
Capital subscriptions	–	12
Encashment of demand obligations	69	65
Change in US dollar value on		
Paid-in capital	(15)	(3)
Demand obligations	5	3
Net notional maintenance of value receivable	(32)	9
Allocation of prior year income to Special Funds (Note M)	(453)	(342)
Balance, end of period	**$ 52,520**	**$ 51,884**

ASU = Accounting Standard Update.

The accompanying Notes are an integral part of these condensed financial statements (OCR-6).

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
CONDENSED STATEMENT OF CASH FLOWS—UNAUDITED
For the Six Months Ended 30 June 2020 and 2019
Expressed in Millions of US Dollars

	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES		
Interest and other charges received on loans — operations	$ 1,338	$ 1,496
Interest received on investments for liquidity purpose	399	423
Interest received for securities purchased under resale/repurchase arrangement	1	3
Interest and other charges received on other debt securities — operations	20	27
Dividends and other cash distributions received on equity investments — operations	49	30
Interest and other financial expenses paid	(1,129)	(1,261)
Administrative expenses paid	(248)	(283)
Others—net	39	15
Net Cash Provided by Operating Activities	469	450
CASH FLOWS FROM INVESTING ACTIVITIES		
Sales of investments for liquidity purpose	2,164	3,272
Maturities of investments for liquidity purpose	204,631	91,347
Purchases of investments for liquidity purpose	(209,075)	(96,018)
Receipts from securities purchased under resale arrangements	41,565	29,362
Payments for securities purchased under resale arrangements	(41,461)	(29,200)
Principal collected on loans — operations	3,938	3,587
Loans — operations disbursed	(9,634)	(5,058)
Derivatives—net	204	(25)
Property, furniture, and equipment acquired	(12)	(15)
Sales of equity investments — operations	4	12
Purchases of equity investments — operations	(29)	(54)
Maturities of other debt securities — operations	33	–
Purchases of other debt securities — operations	(233)	(45)
Net Cash Used in Investing Activities	(7,905)	(2,835)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from new borrowings	28,375	16,466
Borrowings redeemed	(20,391)	(12,863)
Capital subscriptions collected	–	12
Issuance expenses paid	(14)	(1)
Demand obligations of members encashed	69	65
Derivatives—net	(451)	(890)
Change in swap related collateral	1,802	113
Resources transferred to Special Funds	(454)	(342)
Net Cash Provided by Financing Activities	8,936	2,560
Effect of Exchange Rate Changes on Cash	25	32
Net Increase in Cash	1,525	207
Cash at Beginning of Period		
Due from Banks	1,235	1,148
Swap Related Collateral	298	118
Total	1,533	1,266
Cash at End of Period		
Due from Banks	957	1,240
Swap Related Collateral	2,101	233
Total	$ 3,058	$ 1,473

The accompanying Notes are an integral part of these condensed financial statements (OCR-6).

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Six Months Ended 30 June 2020 and 2019
(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2019 audited financial statements and the notes included therein. In the opinion of Management, all material adjustments necessary for a fair statement of the results of operations for the six months ended 30 June 2020 and 2019 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (US GAAP) requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosed contingent liabilities at the end of the period and the reported amounts of revenues and expenses during the period. The actual results could differ from those estimates.

The functional currencies of ordinary capital resources (OCR) comprise the currencies of all members and special drawing right (SDR) as these are the currencies of the primary economic environments in which Asian Development Bank (ADB) operates. The reporting currency is the US dollar, and the financial statements are reported in US dollars.

Allowance for Credit Losses

ADB records an allowance for credit losses over the remaining lifetime of financial assets measured at amortized cost (including loans and held-to-maturity debt securities). In addition, a liability is recorded for off-balance sheet credit exposures for undisbursed loan commitments and financial guarantees over the contractual period. ADB estimates the expected credit losses based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The expected credit losses are measured as the product of exposure at default (EAD), probability of default (PD), and loss given default (LGD).

The allowance for credit losses and liability for credit losses on off-balance sheet exposures are reviewed quarterly, and the amount necessary to adjust the allowance and liability for credit losses is recorded in net income as Provision for credit losses. ADB elects not to record the allowance on accrued interest receivables as it reverses the accrued interest of the loans under non-accrual status in accordance with its non-accrual policy. Partial or full write-off of financial assets will be deducted from the allowance. Expected recoveries of amounts previously written-off or expected to be written-off are recognized as a negative allowance which does not exceed the aggregate of amounts previously written off and expected to be written off by the entity.

ADB uses risk transfer contracts between ADB and third parties such as insurance companies or banks, where the third parties agree to assume a portion of the credit risk in a loan, held-to-maturity debt security, or guarantee provided by ADB in exchange for payment of a premium. A recovery asset related to the risk transfer contracts is recognized at the time of recording of expected credit losses for the loans, held-to-maturity debt securities, and guarantees. The recovery asset is reviewed quarterly, and the amount to adjust the recovery asset is reflected in Provision for credit losses.

When an available-for-sale (AFS) debt security's fair value is lower than amortized cost, ADB recognizes impairment losses in earnings if ADB has the intent to sell the debt securities or if it is more likely than not that ADB will be required to sell the debt securities before recovery of the amortized cost. When ADB intends to hold and is not required to sell the debt securities, ADB will evaluate to determine if a credit loss exists. Portion of the decline in fair value below amortized cost basis due to credit-related factors will be recognized as an allowance for credit losses with a related charge to provision for credit losses.

continued

Derivative Financial Instruments

ADB reports all derivative transactions in accordance with Accounting Standards Codification (ASC) 815, "Derivatives and Hedging." ADB has elected not to define any qualifying hedging relationships, not because economic hedges do not exist, but rather because the application of ASC 815 hedging criteria does not make fully evident ADB's risk management strategies. All derivative instruments are reported at fair value (FV) and changes in FV have been recognized in net income. ADB records derivatives in the Balance Sheet as either assets or liabilities, consistent with the legal rights and way the instruments are settled. Individual interest rate swaps under the Master Agreement of the International Swaps and Derivatives Association (ISDA), absent of local market constraints, are recorded on a net basis, while all other swaps, including cross currency and foreign exchange swaps, are recorded on a gross basis.

Fair Value of Financial Instruments

ASC 820, "Fair Value Measurement" defines FV as the price that would be received to sell an asset or paid to transfer a liability at measurement date in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, or in the absence of principal market, in the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The FV measurement is not adjusted for transaction costs.

Fair Value Hierarchy

ASC 820 establishes an FV hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3).

The FVs of ADB's financial assets and liabilities are categorized as follows:

Level 1: FVs are based on unadjusted quoted prices for identical assets or liabilities in active markets.
Level 2: FVs are based on quoted prices for similar assets or liabilities in active markets or markets that are not active; or valuation models for which significant inputs are obtained from market-based data that are observable.
Level 3: FVs are based on prices or valuation models for which significant inputs to the model are unobservable.

Accounting and Reporting Developments

In June 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update (ASU) 2016-13, *"Financial Instruments—Credit Losses (Topic 326) – Measurement of Credit Losses on Financial Instruments,"* and subsequent ASUs in 2018 and 2019 collectively referred to as the Updates, revising the measurement of credit losses. The Updates introduced the concept of current expected credit losses, which requires earlier recognition of credit losses, while providing additional transparency about credit risk.

The Updates require a lifetime "expected credit loss" measurement objective for recognizing credit losses for financial assets measured at amortized cost (including loans and held-to-maturity debt securities) and off-balance sheet credit exposures for loan commitments, financial guarantees and other similar instruments. The expected credit losses are adjusted each period for changes in expected lifetime credit losses. For certain financial assets, such as Due from Banks, Securities Transferred under Resale Arrangements, and Swap related collateral, no expected loss is determined based on the credit quality. For available-for-sale debt securities of which fair value is less than cost, credit-related impairment, if any, will be recognized through an allowance for credit losses and adjusted each period for changes in credit risk.

continued

The Updates offer flexibility in selecting an appropriate method to estimate expected credit losses and permit using estimation methods that are practical and relevant, as long as the methods are applied consistently, can provide a fair estimate of expected credit loss and comply with core requirements.

The Updates resulted in changes to the accounting policies and additional disclosures relating to loans, guarantees, available-for-sale and held-to-maturity debt securities. Cumulative effect of adopting the Updates recorded as a beginning balance adjustment was the reduction in equity from the increase in allowance and liability for credit losses.

On 1 January 2020, as the beginning balance adjustment, OCR recorded an increase of $306 million in allowance for credit losses and $168 million in liability for credit losses on off-balance sheet exposures. The increases of allowance for credit losses and liability for credit losses on off-balance sheet exposures resulted in a decrease of $474 million in equity, $249 million in ordinary reserve and $225 million in loan loss reserve.

In August 2018, the FASB issued the following ASUs as part of its disclosure framework project that is based on the newly issued FASB Statement of Financial Accounting Concepts No. 8 *"Conceptual Framework for Financial Reporting—Chapter 8: Notes to Financial Statements"*: (i) ASU 2018-13 *"Fair Value Measurement (Topic 820)—Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement"* which modifies and aims to improve the disclosure requirements on fair value measurements in Topic 820, Fair Value Measurement. This amendment took effect for ADB on 1 January 2020. Changes in the disclosure requirements have been incorporated in Notes C, F, G, H, I, and L; and (ii) ASU 2018-14 *"Compensation— Retirement Benefits—Defined Benefit Plans—General (Subtopic 715-20)—Disclosure Framework— Changes to the Disclosure Requirements for Defined Benefit Plans"* which remove disclosures that no longer are considered cost-beneficial, clarify the specific requirements of disclosures, and add disclosure requirements identified as relevant. This amendment is effective for ADB on 1 January 2021. ADB is currently assessing the impact of this ASU on OCR's financial statements.

In August 2018, the FASB issued ASU 2018-15, *"Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Customer's Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract"* which align the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software (and hosting arrangements that include an internal-use software license). This amendment took effect for ADB on 1 January 2020 but did not have significant impact to ADB's accounting for Cloud Computing Arrangements because ADB had already adopted in its practice the guidance to capitalize implementation costs of a hosting arrangement that is a service contract required by ASU 2018-15.

In October 2018, the FASB issued ASU 2018-17, *"Consolidation (Topic 810)—Targeted Improvements to Related Party Guidance for Variable Interest Entities"* which determine whether reporting entities should consolidate a legal entity under the guidance within the Variable Interest Entities (VIE). Under the amendments, indirect interests held through related parties in common control arrangements should be considered on a proportional basis for determining whether fees paid to decision makers and service providers are variable interests. The amendments in this update took effect for ADB on 1 January 2020 but did not have an impact on OCR's financial statements.

In November 2019, the FASB issued ASU 2019-10, *"Financial Instruments—Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842)—Effective Dates"* which (1) provides a framework to stagger effective dates for future major accounting standards and (2) amends the effective dates for certain major new accounting standards to give implementation relief to certain types of entities. ADB adopted Leases (Topic 842) on 1 January 2019 and Financial Instruments—Credit Losses (Topic 326) on 1 January 2020. Other amendments in this update did not have a material impact on OCR's financial statements and did not have an impact on the effective dates for ADB on ASUs released prior to ASU 2019-10.

continued

In January 2020, the FASB issued ASU 2020-01, *"Investments—Equity Securities (Topic 321), Investments—Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815)— Clarifying the Interactions between Topic 321, Topic 323, and Topic 815"* which clarify (1) that an entity should consider observable transactions that require it to either apply or discontinue the equity method of accounting for the purposes of applying the measurement alternative, and (2) that an entity should not consider whether, upon the settlement of the forward contract or exercise of the purchased option, individually or with existing investments, the underlying securities would be accounted for under the equity method or the fair value option. This Update is effective for ADB on 1 January 2021 and is not expected to have an impact on OCR's financial statements.

In March 2020, the FASB issued ASU 2020-04, *"Reference Rate Reform (Topic 848)—Facilitation of the Effects of Reference Rate Reform on Financial Reporting"* which provide optional expedients and exceptions for applying generally accepted accounting principles to contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. ADB can elect not to apply certain modification accounting requirements to contracts modifications affected by the reference rate reform. These optional expedients will be available only for the reference rate related contract modifications made from 1 January 2020 through 31 December 2022. ADB is exposed to LIBOR in its loans, borrowings, and derivatives, and currently assessing them to determine an alternative reference rate to LIBOR. ADB will adopt the optional expedients when entering into contract modifications for its loans, borrowings and derivatives affected by the reference rate reform.

NOTE C—INVESTMENTS FOR LIQUIDITY PURPOSE

The main investment management objective is to maintain security and liquidity. Subject to these parameters, ADB seeks the highest possible return on its investments. Investments are governed by the Investment Authority approved by the Board of Directors.

All investment securities and time deposits held by ADB are considered by Management to be AFS and are reported at FV. Unrealized gains and losses are reported in EQUITY as part of Accumulated other comprehensive income (loss). Realized gains and losses are reported in the Statement of Income and Expenses under NET REALIZED GAINS from investments for liquidity purpose and are measured by the difference between amortized cost and the net proceeds of the sale using the specific identification method for internally managed investment portfolio and the weighted average cost method for externally managed investment portfolio.

Interest income on investment securities and time deposits is recognized as earned and reported, net of amortizations of premium and discounts.

ADB may engage in securities lending of government or government-guaranteed obligations and corporate obligations, for which ADB receives a guarantee from the securities custodian and a fee. Transfers of securities by ADB to counterparties are not accounted for as sales as the accounting criteria for the treatment of a sale have not been met. These securities are available to meet ADB's obligation to counterparties. Included in investments as of 30 June 2020 were securities transferred under securities lending arrangements of government or government-guaranteed obligations and corporate obligations totaling $180 million ($345 million – 31 December 2019).

continued

The FV and amortized cost of the investments by contractual maturity as of 30 June 2020 and 31 December 2019 are as follows:

($ million)

| | 30 June 2020 | | 31 December 2019 | |
	Fair Value	Amortized Cost	Fair Value	Amortized Cost
Due in one year or less	$ 15,699	$ 15,672	$ 16,180	$ 16,175
Due after one year through five years	18,767	18,379	17,347	17,248
Due after five years through ten years	7,617	7,222	5,694	5,634
Due after ten years through fifteen years	87	83	91	86
Total	$ 42,170	$ 41,356	$ 39,312	$ 39,143

Additional information relating to investments for liquidity purpose in government or government-guaranteed obligations and other securities classified as AFS are as follows:

($ million)

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
As of 30 June 2020				
Government or government-guaranteed obligations	$ 34,086	$ 748	$ (8)	$ 34,826
Other securities				
Corporate obligations	2,585	74	(0)	$ 2,659
Total	$ 36,671	$ 822	$ (8)	$ 37,485
As of 31 December 2019				
Government or government-guaranteed obligations	$ 32,531	$ 189	$ (43)	$ 32,677
Other securities				
Corporate obligations	2,218	24	(1)	$ 2,241
Total	$ 34,749	$ 213	$ (44)	$ 34,918

For the six months ended 30 June:	2020	2019
Change in net unrealized gains and losses from prior period	$ 645	$ 434
Proceeds from sales	2,164	3,272
Gross gain on sales	15	5
Gross loss on sales	(1)	(3)

continued

The following table shows the gross unrealized losses and fair value of investments with unrealized losses aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position as of 30 June 2020 and 31 December 2019. There were two government or government-guaranteed obligation (53 – 31 December 2019), and one corporate obligation (17 – 31 December 2019) that have been in a continuous losses for over one year representing 1.23% (11.36% – 31 December 2019) of the total investments.

($ million)

	One year or less		Over one year		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
30 June 2020						
Government or government-guaranteed obligations	$ 4,344	$ 6	$ 390	$ 2	$ 4,734	$ 8
Other securities						
Corporate obligations	180	0	129	0	309	0
Total	$ 4,524	$ 6	$ 519	$ 2	$ 5,043	$ 8
31 December 2019						
Government or government-guaranteed obligations	$ 12,489	$ 23	$ 4,320	$ 20	$ 16,809	$ 43
Other securities						
Corporate obligations	253	1	145	0	398	1
Total	$ 12,742	$ 24	$ 4,465	$ 20	$ 17,207	$ 44

0 = less than $0.5 million.

As of 30 June 2020, ADB had the intent to hold and was not required to sell the AFS debt securities of which the fair value is lower than amortized cost. ADB also assessed and determined that the decline of fair value below the amortized cost basis of the AFS securities was not due to credit-related factors.

Fair Value Disclosure

The FV of INVESTMENTS FOR LIQUIDITY PURPOSE and related financial assets as of 30 June 2020 and 31 December 2019 is as follows:

($ million)

	Total	Fair Value Measurements		
		Level 1	Level 2	Level 3
30 June 2020				
Investments for liquidity purpose				
Government or government-guaranteed obligations	$ 34,826	$ 30,887	$ 3,939	$ –
Time deposits	4,685	–	4,685	–
Other securities	2,659	2,210	449	–
Securities transferred under repurchase agreements	168	168	–	–
Securities purchased under resale arrangements	131	–	131	–
Total at fair value	$ 42,469	$ 33,265	$ 9,204	$ –

continued

($ million)

| | Total | | Fair Value Measurements | | | | | |
			Level 1		Level 2		Level 3	
31 December 2019								
Investments for liquidity purpose								
Government or government-								
guaranteed obligations	$	32,677	$	29,142	$	3,535	$	–
Time deposits		4,394		–		4,394		–
Other securities		2,241		1,862		379		–
Securities transferred under								
repurchase agreements		186		186		–		–
Securities purchased under								
resale arrangements		235		–		235		–
Total at fair value	$	39,733	$	31,190	$	8,543	$	–

If available, active market quotes are used to assign fair values to investment securities and related financial assets. These include most government or government-guaranteed obligations and corporate obligations. Investments and related financial assets where active market quotes are not available are categorized as Level 2 or Level 3, and valuation is provided by independent valuation services, custodians, and asset managers, or based on discounted cash flow model using market observable inputs, such as interest rates, foreign exchange rates, basis spreads, cross currency rates, volatilities, and unobservable inputs, such as option adjusted spreads, and other techniques. Time deposits are reported at cost, which approximates FV.

NOTE D—SECURITIES TRANSFERRED UNDER REPURCHASE AGREEMENTS AND SECURITIES PURCHASED UNDER RESALE ARRANGEMENTS

Transfer of financial assets are accounted for as sales when control over the transferred assets has been relinquished. Otherwise, the transfers are accounted for as repurchase/resale agreements and collateralized financing arrangements. Under repurchase agreements, securities transferred are recorded as assets and reported at FV and cash received is recorded a liability. ADB monitors the FV of securities transferred under repurchase agreements and the received collateral. Under resale arrangements, securities purchased are recorded as assets and are not re-pledged.

ADB has entered into Global Master Repurchase Agreements (GMRA) in which ADB agrees to transfer securities under repurchase agreements. The agreements provide for the right of a party to terminate if any of the specified default and termination events occur and include provisions to offset the sum due from one party against the sum due from the other. All securities transferred under repurchase agreements are investment grade government or government-guaranteed securities. ADB monitors periodically the FV of securities transferred against the amount of cash received under the agreement and the counterparty credit exposure against approved limits. ADB only deals with counterparties that meet the required credit rating and have signed a GMRA or its equivalent.

continued

The gross amounts of PAYABLE UNDER SECURITIES REPURCHASE AGREEMENTS subject to enforceable master netting agreements as of 30 June 2020 and 31 December 2019 are summarized below.

($ million)

	(a)	(b)		(c) = (a) – (b)
	Gross amount of liabilities presented in the balance sheet	Gross amounts not offset in the balance sheet		
		Financial instruments	Collateral pledged	Net amount
30 June 2020				
Payable under securities repurchase agreements	$ 174	$ 168	$ –	$ 6
Total	**$ 174**	**$ 168**	**$ –**	**$ 6**
31 December 2019				
Payable under securities repurchase agreements	$ 191	$ 186	$ –	$ 5
Total	**$ 191**	**$ 186**	**$ –**	**$ 5**

The contractual maturity of payable under securities repurchase agreements as of 30 June 2020 and 31 December 2019 are summarized below:

($ million)

	Remaining contractual maturity of the agreements			
	1-30 Days	**31-90 Days**	**> 90 Days**	**Total**
30 June 2020				
Payable under securities repurchase agreements				
Government or government-guaranteed obligations	$ 62	$ 112	$ –	$ 174
Total	**$ 62**	**$ 112**	**$ –**	**$ 174**
Gross amount of recognized liabilities for repurchase agreements disclosed above				**174**
Amounts related to agreements not included in offsetting disclosure				**–**
31 December 2019				
Payable under securities repurchase agreements				
Government or government-guaranteed obligations	$ 34	$ 157	$ –	$ 191
Total	**$ 34**	**$ 157**	**$ –**	**$ 191**
Gross amount of recognized liabilities for repurchase agreements disclosed above				**191**
Amounts related to agreements not included in offsetting disclosure				**–**

continued

NOTE E—LOANS — OPERATIONS

As of 30 June 2020 and 31 December 2019, the outstanding loans to borrowers that exceeded 5% of total outstanding loans, before the effect of any risk transfers, are as follows:

Borrower	30 June 2020		31 December 2019	
	$ million	%	$ million	%
India	$ 20,395	17	$ 18,959	17
People's Republic of China	18,653	15	18,860	16
Pakistan	12,836	11	12,598	11
Indonesia	11,993	10	11,829	10
Bangladesh	10,804	9	10,036	9
Philippines	9,072	8	6,660	6
Viet Nam	8,501	7	8,462	7
Others (individually less than 5% of total loans)	28,204	23	27,338	24
	120,458	100	114,742	100
Fair value adjustment on concessional loans	(228)		(236)	
Allowance for credit losses	(815)		(260)	
Unamortized loan origination costs—net	164		143	
	(879)		(353)	
Loans Outstanding	$ **119,579**		$ **114,389**	

The following table summarizes the net loans outstanding by major category as of 30 June 2020 and 31 December 2019:

($ million)

	30 June 2020	31 December 2019
Sovereign loans		
Regular	$ 83,665	$ 78,972
Concessional	29,723	29,327
Subtotal	113,388	108,299
Nonsovereign loans	6,191	6,090
Total	$ **119,579**	$ **114,389**

continued

As of 30 June 2020 and 31 December 2019, the undisbursed balances of committed loans and approved loans that are not yet committed, are as follows:

($ million)

	30 June 2020			31 December 2019		
	Undisbursed Committed Loans		Loans Approved	Undisbursed Committed Loans		Loans Approved
	Effective	Not Yet Effective	Not Yet Committed	Effective	Not Yet Effective	Not Yet Committed
Sovereign loans						
Regular	$ 35,092	$ 2,430	$ 4,560	$ 31,996	$ 4,265	$ 2,112
Concessional	9,354	606	326	9,026	1,388	83
Subtotal	44,446	3,036	4,886	41,022	5,653	2,195
Nonsovereign loans	2,212	–	680	2,970	–	710
Total	$ 46,658	$ 3,036	$ 5,566	$ 43,992	$ 5,653	$ 2,905

Past Due Loans

An analysis of the age of the recorded loans outstanding that are past due as of 30 June 2020 and 31 December 2019 is as follows:

($ million)

	1-90 Days	91-180 Days	> 180 Days	Total Past Due	Current	Total	Loans 90 Days or More Past Due and Still Accruing
30 June 2020							
Sovereign loans							
Regular	$ –	$ –	$ –	$ –	$ 83,518	$ 83,518	$ –
Concessional	–	–	–	–	30,061	30,061	–
Subtotal	–	–	–	–	113,579	113,579	–
Nonsovereign loans	–	5	6	11	6,868	6,879	40
Total	$ –	$ 5	$ 6	$ 11	$ 120,447	$ 120,458	$ 40
Fair value adjustment on concessional loans						(228)	–
Allowance for credit losses						(815)	–
Unamortized loan origination cost—net						164	(0)
Loans Outstanding						$ 119,579	$ 40
31 December 2019							
Sovereign loans							
Regular	$ –	$ –	$ –	$ –	$ 78,791	$ 78,791	$ –
Concessional	0	–	–	0	29,596	29,596	–
Subtotal	0	–	–	0	108,387	108,387	–
Nonsovereign loans	–	4	2	6	6,349	6,355	–
Total	$ 0	$ 4	$ 2	$ 6	$ 114,736	114,742	$ –
Fair value adjustment on concessional loans						(236)	–
Allowance for credit losses						(260)	–
Unamortized loan origination cost—net						143	–
Loans Outstanding						$ 114,389	$ –

0 = less than $0.5 million.
Note: The amount of accrued interest excluded from the amortized cost basis in the above table is $459 million ($581 million – 31 December 2019).

continued

Loans in Non-Accrual Status

ADB places loans in non-accrual status if the principal, interest, or other charges with respect to any such loans is past due by 180 days or in case of loans that are not yet past due, when there is expectation that interest and other charges will not be collected when they become due, at the point when such information is known. Interest on non-accruing loans is included in revenue only to the extent that payments have actually been received by ADB.

The amortized cost basis of loans in non-accrual status as of 30 June 2020 and 31 December 2019 is as follows:

($ million)

	30 June 2020	31 December 2019
Sovereign Loans	$ –	$ –
Nonsovereign Loans	125	93
Total	**$ 125**	**$ 93**

Fair Value Adjustment on Concessional Loans

On 1 January 2017, concessional loans from ADF were transferred to OCR at FV. The FV of the ADF loan was approximated by the nominal value of the loan outstanding amount adjusted for credit risk, which was measured by the expected loss of the ADF loan portfolio based on ADB credit risk management framework.

The FV adjustment of concessional loans transferred was $281 million. The FV adjustment is recognized as income over the life of the loans based on the maturity structure of the transferred loans and as the loan service payments are received. As of 30 June 2020, the unamortized balance of the FV adjustment on concessional loans was $228 million.

Credit Quality Information

ADB is exposed to credit risks in the loan portfolio if a borrower defaults or its creditworthiness deteriorates. Credit risks represent the potential loss due to possible nonperformance by borrowers under the terms of the contract. ADB manages credit risk for lending operations by monitoring creditworthiness of the borrowers and the capital adequacy framework.

ADB monitors credit quality of the loans by assigning a risk rating to each loan on an internal scale from 1 to 14 with 1 denoting the lowest expectation of credit risk and 14 denoting that the borrower has defaulted. The rating scale corresponds to the rating scales used by international rating agencies. For sovereign loans, ADB has a process of assigning internal ratings to provide more accurate inputs for risk measurements. For nonsovereign loans, each transaction is reviewed and assigned a rating based on a methodology that is broadly aligned with the rating approach of international rating agencies. The risk ratings are used to monitor the credit risks in the portfolio.

continued

The amortized cost basis by origination year and internal risk rating for loans as of 30 June 2020 is as follows:

($ million)

Risk Class	Risk Rating	Amortized Cost Basis by Origination Year and Internal Risk Rating						Revolving Loans Amortized Cost Basis	Total
		2020	2019	2018	2017	2016	Prior		
Sovereign Loans:									
Low credit risk	1–5 (AAA to BBB–)	$ 3,622	$ 1,895	$ 3,479	$ 4,815	$ 3,106	$41,266	$ –	$ 58,183
Medium credit risk	6–8 (BB+ to BB–)	512	756	726	1,792	943	18,823	–	23,552
Significant credit risk	9–11 (B+ to B–)	898	2,767	1,287	2,721	1,551	20,838	–	30,062
High credit risk	12–14 (CCC+ to D)	0	61	–	33	37	1,638	–	1,769
Total Sovereign Loans		5,032	5,479	5,492	9,361	5,637	82,565	–	113,566
Nonsovereign Loans:									
Low credit risk	1–5 (AAA to BBB–)	118	552	47	660	393	526	–	2,296
Medium credit risk	6–8 (BB+ to BB–)	–	302	921	302	249	729	–	2,503
Significant credit risk	9–11 (B+ to B–)	–	170	233	197	59	555	155	1,369
High credit risk	12–14 (CCC+ to D)	–	10	58	41	85	466	–	660
Total Nonsovereign Loans		118	1,034	1,259	1,200	786	2,276	155	6,828
Total		**$ 5,150**	**$ 6,513**	**$ 6,751**	**$10,561**	**$ 6,423**	**$84,841**	**$ 155**	**$120,394**

Note: The amount of accrued interest excluded from the amortized cost basis in the above table is $459 million. 0 = less than $0.5 million.

No revolving loans were converted to term loans during the six months ended 30 June 2020.

ADB's internal risk ratings are updated annually for sovereign and nonsovereign exposures and may be revised based on the availability of new/updated information. ADB's internal risk ratings are mapped into the corresponding PD for sovereign and nonsovereign borrowers based on ADB's risk rating model.

Allowance for Credit Losses

The allowance for credit losses is estimated over the remaining contractual term (lifetime) of the loan and recorded at signing of the loan agreement. EAD for the outstanding principal balances over the remaining lifetime is estimated based on the contractual amortization schedule and projected prepayments considering historical experience. Estimating the lifetime expected loss is broken down into two periods: reasonable and supportable period which is based on reasonable forecasts of future credit quality; and the reversion and post-reversion period which is based on historical loss experience.

Credit quality and default probabilities are estimated to move in conjunction with the credit cycle as such, expected losses from default move in line with credit trends and current economic conditions. A reasonable and supportable period of three years is used, based on the availability of macroeconomic variables, while a reversion period of four years is used, based on the cyclical credit upturns and downturns of the economy.

Sovereign loans have credit risk that a sovereign borrower or guarantor will default on its loan or guarantee obligations. ADB's sovereign regular OCR loan operations have experienced no loss of principal. Sovereign borrowers that previously had delayed payments eventually repaid and returned their loans to accrual status. Nonsovereign loans have credit risk that a borrower will default on loan or guarantee obligations for which ADB does not have recourse to a sovereign entity. While the balance of nonsovereign loans is smaller than the sovereign loans, the credit risks could be larger.

In estimating the PD, ADB considered past events such as historical default frequencies as reported by multilateral development banks and international rating agencies, current risk rating, and reasonable and supportable forecasts of macroeconomic factors such as nominal GDP, per capita GDP, budget balance, international reserves, and others. Sovereign PD is based on sovereign borrowers' historical default data to multilateral development banks. Sovereign LGD is calculated based on non-accrual data from the historical

continued

default experiences. Nonsovereign PD and LGD are published by the international rating agency. PDs for sovereign loans, and PDs and LGDs for nonsovereign loans are updated annually.

For sovereign LGD, ADB has a different loss experience compared with commercial lenders in a sovereign default event as evidenced in its historical non-accrual events. Historically, the sovereign loans put under non-accrual status were eventually fully repaid and ADB has not written off any sovereign loans except for those under the Heavily Indebted Poor Countries Initiative (HIPC) launched by the International Development Association (IDA) and International Monetary Fund (IMF). However, ADB does not charge interest on overdue interest payments during the arrears period. Therefore, LGD for sovereign loans is calculated as the estimated time value of money loss from the expected delay in loan service payments.

Rollforward of the Allowance for Credit Losses

The changes in the allowance for credit losses during the six months ended 30 June 2020 and for the year ended 31 December 2019, are as follows:

($ million)

	30 June 2020			31 December 2019		
	Sovereign Loans	Nonsovereign Loans	Total	Sovereign Loans	Nonsovereign Loans	Total
Beginning balance	$ 50	$ 210	$ 260	$ 54	$ 183	$ 236
Cumulative effect adjustment of ASU 2016-13	109	189	298	–	–	–
Provision	24	255	279	–	43	43
Write back	(3)	(17)	(20)	–	(8)	(8)
Write off	(2)	–	(2)	(4)	(7)	(11)
Translation adjustments	–	–	–	–	(1)	(1)
Ending balance	$ 178	$ 637	$ 815	$ 50 [a]	$ 210	$ 260

Note: Numbers may not sum precisely because of rounding.
[a] Represents provision for HIPC debt relief to Afghanistan.

No loans were modified or restructured during the six months ended 30 June 2020. For the year ended 31 December 2019, there was one nonsovereign loan that has been modified and restructured through reduction of interest rate and deferral of repayments. There was no change in level of allowance for credit losses after the loan was restructured.

Off-Balance Sheet Credit Exposures

ADB's undisbursed loan commitments, which are not unconditionally cancellable by ADB are considered off-balance sheet credit exposures, requiring estimation and recording of credit losses. EAD for undisbursed commitments is estimated based on projected disbursements, prepayments, cancellations considering historical experience, and contractual amortization schedule. The credit losses are determined based on the same methodology that is used for loans. The amount of liability for credit losses on off-balance sheet exposures for loans was $91 million at 30 June 2020 and reported under ACCOUNTS PAYABLE AND OTHER LIABILITIES – Liability for credit losses on off-balance sheet exposures in the Balance Sheet.

Fair Value Disclosure

ADB does not sell its sovereign loans. As of 30 June 2020 and 31 December 2019, all loans are carried at amortized cost.

continued

The FV hierarchy of ADB loans as of 30 June 2020 and 31 December 2019 is as follows:

($ million)

	30 June 2020	31 December 2019
Level 1	$ –	$ –
Level 2	–	80,156
Level 3	120,007	34,672
Total at fair value	**$ 120,007**	**$ 114,828**

NOTE F—GUARANTEES — OPERATIONS

ADB provides guarantees under its sovereign and nonsovereign operations. Such guarantees include (i) credit guarantees where certain principal and/or interest payments are covered; (ii) political risk guarantees, which provide coverage against well-defined country risk events; and (iii) guarantees for certain trade-related obligations. While counter-guarantees from the host government are required for all sovereign guarantees, guarantees for nonsovereign projects may be provided with or without a host government counter-guarantee. ADB also seeks risk-sharing arrangements that set ADB's net exposure under a guarantee at the lowest level required to mobilize the necessary financing while maintaining a participation that is meaningful to its financing partners. A counter-guarantee takes the form of a counter-guarantor's agreement to indemnify ADB for any payments it makes under the guarantee. In the event that a guarantee is called, ADB has the contractual right to require payment from the counter-guarantor, on demand, or as ADB may otherwise direct.

Tenors of guarantees are subject to risk considerations and market conditions. They should normally not exceed the maximum tenor of ADB's ordinary capital resources lending operations, as may be adjusted from time to time, and there is no minimum tenor. In some cases however, guarantees may be for short tenors if the underlying obligations are short term, such as trade related products.

The maximum potential exposure and outstanding amounts of these guarantee obligations as of 30 June 2020 and 31 December 2019 covered:

($ million)

	30 June 2020		31 December 2019	
	Maximum Potential Exposure	Outstanding Amount	Maximum Potential Exposure	Outstanding Amount
Credit Guarantees				
Trade related				
with counterguarantee	$ 521	$ 521	$ 447	$ 447
without counterguarantee	1,174	1,174	812	812
	1,695	1,695	1,259	1,259
Non-Trade related				
with counterguarantee	763	717	776	718
without counterguarantee	704	627	746	614
	1,467	1,344	1,522	1,332
Subtotal	3,162	3,039	2,781	2,591
Political Risk Guarantees				
Non-Trade related				
with counterguarantee	116	49	64	33
without counterguarantee	79	22	134	12
Subtotal	195	71	198	45
Total	**$ 3,357**	**$ 3,110**	**$ 2,979**	**$ 2,636**

continued

The maximum potential exposure represents the undiscounted future payments that ADB could be required to make, inclusive of standby portion for which ADB is committed but not currently at risk. The outstanding amount represents the guaranteed amount utilized under the related loans, which have been disbursed as of the end of a reporting period, exclusive of the standby portion.

As of 30 June 2020, a total liability of $45 million ($41 million – 31 December 2019) relating to standby ready obligations for eight credit risk guarantees (eight – 31 December 2019) and two political risk guarantee (two – 31 December 2019) has been included in ACCOUNTS PAYABLE AND OTHER LIABILITIES – Miscellaneous in the Balance Sheet for all guarantees issued after 31 December 2002.

As of 30 June 2020 and 31 December 2019, one credit guarantee with nonsovereign counter-guarantee had collateral from a counter-guarantor.

Credit Quality Information

For guarantees, each transaction is reviewed and assigned a rating based on the same methodology as the loans, that is broadly aligned with the rating approach of international rating agencies (See Note E). The risk ratings are used to monitor the credit risks of guarantees.

Off-Balance Sheet Credit Exposures

In addition to the liability relating to standby ready obligations, ADB recorded a liability for estimated expected credit losses on off-balance sheet credit exposures over the contractual lifetime of guarantees. The credit losses are estimated based on the same methodology that is used for loans (See Note E). The liability for credit losses on off-balance sheet exposures for guarantees is reviewed quarterly, and the amount to adjust the liability is recorded in net income as Provision for credit losses.

As of 30 June 2020, a liability of $77 million to recognize the expected credit losses from off-balance sheet credit exposures of guarantee has been included in ACCOUNTS PAYABLE AND OTHER LIABILITIES – Liability for credit losses on off-balance sheet exposures in the Balance Sheet.

Fair Value Disclosure

As of 30 June 2020 and 31 December 2019, all of ADB's future guarantee receivables and guarantee liabilities are classified as Level 3 within the FV hierarchy.

Future guarantees receivable and guarantee liabilities are stated at discounted present value using significant unobservable inputs such as discount rates applicable to individual guarantee contracts that are internally determined and are classified under Level 3. An increase (decrease) in discount rates generally results in a decrease (increase) in the FV of the guarantees.

The valuation technique and significant unobservable quantitative input for guarantee receivable/guarantee liabilities classified as Level 3 as of 30 June 2020 and 31 December 2019 are summarized below:

Valuation Technique	Unobservable Input	Range (Average)[a]	
		30 June 2020	31 December 2019
Discounted cash flows	Discount rates	2.22% to 4.43% (2.83%)	2.22% to 4.43% (2.83%)

[a] Average represents the arithmetic average of the unobservable inputs.

44

continued

The following table presents the changes in the carrying amounts of ADB's Level 3 future guarantee receivable/liability for the six months ended 30 June 2020 and for the year ended 31 December 2019:

($ million)

	Guarantee Receivable/Liability			
	30 June 2020		31 December 2019	
Balance, beginning of the period	$	41	$	35
Issuances		13		22
Amortization		(9)		(16)
Balance, end of the period	$	45	$	41

Note: There were no realized/unrealized gains and losses included in earnings and other comprehensive income (loss).

NOTE G—EQUITY INVESTMENTS — OPERATIONS

ADB's equity investments may be in the form of direct equity investments (e.g. common, preferred, or other capital stock) or through private equity funds. All equity investments (except for those that are accounted for under the equity method) are reported at FV with changes in FV reported in the Statement of Income and Expenses under NET UNREALIZED GAINS. Realized gains and losses are reported in the Statement of Income and Expenses under NET REALIZED GAINS from equity investments – operations and are measured by the difference between cost and sales proceeds. Previously recognized unrealized gains and losses are reversed upon sale of investments.

Breakdown of equity investments as of 30 June 2020 and 31 December 2019 are as follows:

($ million)

	30 June 2020		31 December 2019	
Equity method	$	740	$	768
Fair value method		762		851
Total	$	1,502	$	1,619

Additional information relating to equity investments reported at FV are as follows:

($ million)

As of	30 June 2020		31 December 2019	
Cost	$	422	$	426
Fair value		762		851
Gross unrealized gains		414		464
Gross unrealized losses		(74)		(39)

For the six months ended 30 June:	2020		2019	
Net unrealized (losses) gains	$	(80)	$	125
Net realized gains		3		11
Net (losses) gains		(77)		136

Approved equity investments that have not been disbursed totaled $462 million at 30 June 2020 ($516 million – 31 December 2019).

continued

Fair Value Disclosure

ADB's equity investments reported at FV as of 30 June 2020 were $762 million ($851 million – 31 December 2019). Equity investments with readily determinable market prices are valued using quoted prices in active markets and are classified as Level 1. Inputs other than quoted prices within Level 1 that are observable, such as prices of recent investments, are classified as Level 2. Equity investments valued with financial models using unobservable inputs are classified as Level 3.

The FV hierarchy of ADB's equity investments at FV as of 30 June 2020 and 31 December 2019 is as follows:

($ million)

	30 June 2020	31 December 2019
Level 1	$ 562	$ 583
Level 2	75	193
Level 3	125	75
Total equity investments at fair value	**$ 762**	**$ 851**

The valuation techniques and significant unobservable inputs for equity investments classified as Level 3 as of 30 June 2020 and 31 December 2019 are presented as follows.

Valuation Technique	Fair Value ($ million)	Unobservable Inputs	Value/Range (Average)[a]
30 June 2020			
Discounted cash flow	$ 44	Discount rate	10.00% – 20.90% (14.78%)
Comparable valuations	72	Price-to-book multiple	0.80x – 1.40x (0.90x)
		EV/Revenue	1.00x
		EV/EBITDA	11.60x
Other techniques	9	Exit Price	n/a
		EV/EBITDA	5.00x – 6.00x
	$ 125		
31 December 2019			
Discounted cash flow	$ 24	Discount rate	10.13% – 19.10% (13.86%)
Comparable valuations	29	Price-to-book multiple	1.10x
		Price-to-equity multiple	10.50x
Other techniques	22	Last transacted price	n/a
		Net asset value	n/a
		EV/EBITDA	5.00x – 6.00x
		EV/Revenue	0.90x
		Price-to-equity multiple	3.60x
		Price-to-book multiple	0.50x – 0.60x (0.54x)
		Discount rate	15.95% – 21.70% (20.57%)
	$ 75		

EV/EBITDA = enterprise value/earnings before interest, taxes, depreciation, and amortization, n/a = not applicable.
[a] Average represents the arithmetic average of the unobservable inputs.

continued

An increase (decrease) in the discount rate, independently, will decrease (increase) the FV of equity investments. Conversely, significant increase (decrease) in price-to-book multiples, price-to-equity multiples and EV/Revenue will generally increase (decrease) the FV of the equity investments.

The following table presents the changes in the carrying amounts of ADB's Level 3 equity investment for the six months ended 30 June 2020 and for the year ended 31 December 2019:

($ million)

	Equity investments under FV Method	
	30 June 2020	31 December 2019
Balance, beginning of the period	$ 75	$ 57
New equity investment	76	45
Divested equity investment	–	(1)
Total unrealized losses		
Included in earnings[a]	(22)	(25)
Included in accumulated other comprehensive income (loss)[b]	(4)	(1)
Balance, end of the period	$ 125	$ 75
The amount of total losses for the period included in earnings attributable to the change in net unrealized gains or losses relating to assets still held at the reporting date[a]	$ (22)	$ (25)

[a] Included in net unrealized gains (OCR-2).
[b] Included in accumulated translation adjustments (Note M).

NOTE H—OTHER DEBT SECURITIES — OPERATIONS

ADB's financial assistance to nonsovereign entities in its developing member countries may be made by way of subscription to an entity's debt instruments such as bonds and debentures issued for the purpose of financing development projects. Investments in other debt securities may be classified as held-to-maturity (HTM) or AFS based on the intent and ability of ADB to hold these securities to maturity. HTM securities are reported at amortized cost while AFS securities are reported at FV. As of 30 June 2020 and 31 December 2019, HTM and AFS other debt securities are as follows:

($ million)

	30 June 2020	31 December 2019
Available for sale	$ 46	$ 47
Held-to-maturity	864	708
	910	755
Allowance for credit losses	(11)	–
Total	$ 899	$ 755

The amortized cost and FV of the outstanding other debt securities by contractual maturity as of 30 June 2020 and 31 December 2019 are presented below:

($ million)

	30 June 2020		31 December 2019	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	$ 66	$ 72	$ 65	$ 67
Due after one year through five years	518	514	450	474
Due after five years through ten years	323	291	237	252
Total	$ 907	$ 877	$ 752	$ 793

continued

Credit Quality Information

For HTM debt securities, each transaction is reviewed and assigned a rating based on the same methodology as the loans, that is broadly aligned with the rating approach of international rating agencies (See Note E). The risk ratings are used to monitor the credit risks of HTM debt securities.

The amortized cost basis by origination year and internal risk rating for HTM debt securities as of 30 June 2020 is as follows:

($ million)

Risk Class	Risk Rating	Amortized Cost Basis by Origination Year and Internal Risk Rating					Total
		2020	2019	2018	2017	2016	
Low credit risk	1-5 (AAA to BBB–)	$ –	$ –	$ –	$ –	$ –	$ –
Medium credit risk	6-8 (BB+ to BB–)	58	275	440	33	–	806
Significant credit risk	9-11 (B+ to B–)	–	–	–	–	–	–
High credit risk	12-14 (CCC+ to D)	–	–	–	–	58	58
Total		$ 58	$ 275	$ 440	$ 33	$ 58	$ 864

Note: The amount of accrued interest excluded from the amortized cost basis in the above table is $14 million.

Internal risk ratings of HTM debt securities are updated annually and may be revised based on the availability of new/updated information. Internal risk ratings are mapped into the corresponding probability of default for issuers of HTM debt securities based on ADB's risk rating model.

Allowance for Credit Losses

Expected credit loss is measured as the product of the exposure at default (EAD), the PD, and the LGD. EAD for HTM debt securities are based on amortized costs. Recognition and measurement of expected credit loss for HTM debt securities follows the same assumptions, procedure and timing as expected credit loss for loans (See Note E).

Rollforward of the Allowance for Credit Losses

The changes in the allowance for credit losses during the six months ended 30 June 2020 are as follows:

($ million)

	30 June 2020
Beginning balance	$ –
Cumulative effect adjustment of ASU 2016-13	8
Provision	3
Ending balance	$ 11

Past Due Status and Non-Accrual Status

ADB places HTM debt securities in non-accrual status if the principal or interest with respect to any such securities is past due by 180 days or in case of securities that are not yet past due, when there is expectation that interest and other charges will not be collected when they become due, at the point when such information is known. Interest on non-accruing HTM debt securities is included in revenue only to the extent that payments have actually been received by ADB.

As of 30 June 2020, there are no HTM debt securities that are past due or in non-accrual status.

continued

Fair Value Disclosure

The FV hierarchy of ADB's other debt securities as of 30 June 2020 and 31 December 2019 is as follows:

($ million)

	30 June 2020	31 December 2019
Level 1	$ 22	$ 23
Level 2	–	24
Level 3	855	746
Total at fair value	$ 877	$ 793

The valuation technique and significant unobservable input for AFS other debt securities classified as Level 3 as of 30 June 2020 are as follows:

Valuation Technique	Unobservable Inputs	Range (Average)[a]
Discounted cash flows	Discount rate	18.6% – 20.6% (19.6%)

[a] Average represents the arithmetic average of the unobservable inputs.

Significant increase (decrease) in the discount rate, independently, will generally decrease (increase) the FV of the debt securities.

The following table presents the changes in the carrying amounts of ADB's Level 3 other debt securities at fair value method for the six months ended 30 June 2020 and for the year ended 31 December 2019.

($ million)

	30 June 2020	31 December 2019
Balance, beginning of the period	$ –	$ –
Transfer into Level 3	24	–
Total unrealized losses included in accumulated other comprehensive income[a]	(0)	–
Balance, end of the period	$ 24	$ –
The amount of total gains for the period included in other comprehensive income attributable to the change in net unrealized gains or losses[a] relating assets still held at the reporting date	$ 1	$ –

[a] Included in unrealized holding gains from other debt securities — operations and accumulated translation adjustments (Note M).

The transfer from Level 2 to Level 3 was due to change of valuation method from price of recent investment to discounted cash flow.

continued

Additional information relating to other debt securities classified as AFS are as follows:

($ million)

As of	30 June 2020	31 December 2019
Amortized cost	$ 43	$ 44
Fair value	46	47
Gross unrealized gains	3	3
Gross unrealized losses	–	–

For the six months ended 30 June:	2020	2019
Increase in net unrealized gains from prior period	$ 0	$ 1
Proceeds from sales	–	–
Gross gain on sales	–	–
Gross loss on sales	–	–

0 = less than $0.5 million

NOTE I—DERIVATIVE INSTRUMENTS

ADB uses derivative instruments such as interest rate swaps, currency swaps, and foreign exchange swaps and forwards for asset and liability management of individual positions and portfolios. The FV of outstanding currency and interest rate swap agreements is determined at the estimated amount that ADB would receive or pay to terminate the agreements using market-based valuation models. The basis of valuation is the present value of expected cash flows based on market data.

Included in DERIVATIVE ASSETS/DERIVATIVE LIABILITIES – Borrowings are interest rate and currency swaps that ADB has entered into for the purpose of hedging specific borrowings. The terms of ADB's interest rate and currency swaps usually match the terms of particular borrowings. Included in DERIVATIVE ASSETS/DERIVATIVE LIABILITIES – Investments for liquidity purpose are interest rate, currency and foreign exchange swaps, and forwards that ADB has entered into for the purpose of hedging specific investments. Included in DERIVATIVE ASSETS/DERIVATIVE LIABILITIES – Loans – Operations are interest rate, and currency swaps that ADB has entered into for the purpose of hedging specific loans or a portfolio of loans. The loan related swaps were executed to better align the composition of certain outstanding loans with funding sources and future requirements.

Future dated derivatives as of 30 June 2020 amounted to $917 million for derivative assets ($481 million – 31 December 2019) and $863 million for derivative liabilities ($478 million – 31 December 2019).

50

continued

Fair Value Disclosure

The FV hierarchy of ADB's derivatives and the balance sheet location as of 30 June 2020 and 31 December 2019 are as follows:

($ million)

30 June 2020	Balance Sheet Location	Total	Level 1	Level 2	Level 3
			Fair Value Measurements		
Assets					
Borrowings related derivatives	Derivative Assets				
Currency swaps	- Borrowings	$ 33,083	$ —	$ 30,674	$ 2,409
Interest rate swaps		3,270	—	3,265	5
Investments related derivatives	Derivative Assets				
Currency swaps	- Investments for liquidity purpose	11,328	—	11,328	—
Foreign exchange swaps		6,216	—	6,216	—
Foreign exchange forwards		17	—	17	—
Loans related derivatives	Derivative Assets				
Currency swaps	- Loans — Operations	15,792	—	15,792	—
Interest rate swaps		482	—	482	—
Total assets at fair value		**$ 70,188**	**$ —**	**$ 67,774**	**$ 2,414**
Liabilities					
Borrowings related derivatives	Derivative Liabilities				
Currency swaps	- Borrowings	$ 33,647	$ —	$ 33,647	$ —
Interest rate swaps		125	—	125	0
Investments related derivatives	Derivative Liabilities				
Currency swaps	- Investments for liquidity purpose	11,519	—	11,519	—
Interest rate swaps		27	—	27	—
Foreign exchange swaps		6,211	—	6,211	—
Foreign exchange forwards		17	—	17	—
Loans related derivatives	Derivative Liabilities				
Currency swaps	- Loans — Operations	15,643	—	14,762	881
Interest rate swaps		148	—	148	—
Total liabilities at fair value		**$ 67,337**	**$ —**	**$ 66,456**	**$ 881**

0 = less than $0.5 million.

continued

($ million)

| 31 December 2019 | Balance Sheet Location | Fair Value Measurements | | | |
		Total	Level 1	Level 2	Level 3
Assets					
Borrowings related derivatives	Derivative Assets				
Currency swaps	- Borrowings	$ 32,506	$ —	$ 29,931	$ 2,575
Interest rate swaps		976	—	976	0
Investments related derivatives	Derivative Assets				
Currency swaps	- Investments for liquidity purpose	9,722	—	9,722	—
Foreign exchange swaps		6,313	—	6,313	—
Foreign exchange forwards		18	—	18	—
Loans related derivatives	Derivative Assets				
Currency swaps	- Loans — Operations	12,855	—	12,855	—
Interest rate swaps		229	—	229	—
Total assets at fair value		**$ 62,619**	**$ —**	**$ 60,044**	**$ 2,575**
Liabilities					
Borrowings related derivatives	Derivative Liabilities				
Currency swaps	- Borrowings	$ 33,127	$ —	$ 33,127	$ —
Interest rate swaps		303	—	303	0
Investments related derivatives	Derivative Liabilities				
Currency swaps	- Investments for liquidity purpose	9,738	—	9,738	—
Interest rate swaps		21	—	21	—
Foreign exchange swaps		6,211	—	6,211	—
Foreign exchange forwards		18	—	18	—
Loans related derivatives	Derivative Liabilities				
Currency swaps	- Loans — Operations	13,081	—	12,277	804
Interest rate swaps		70	—	70	—
Total liabilities at fair value		**$ 62,569**	**$ —**	**$ 61,765**	**$ 804**

0 = less than $0.5 million.

ADB uses discounted cash flow models in determining FV of derivatives. Market inputs, such as yield curves, foreign exchange (FX) rates, cross currency basis spreads, yield basis spread, yield and FX volatilities and correlation are obtained from pricing services and brokers and applied to the models. ADB has a process to validate the appropriateness of the models and inputs in determining the hierarchy levels. This involves evaluating the nature of rates and spreads to determine if they are indicative and binding.

The valuation technique and quantitative information on significant unobservable inputs used in valuing ADB's derivative instruments classified as Level 3 as of 30 June 2020 and 31 December 2019 are presented below:

| Valuation Technique | Unobservable Inputs | Range (Weighted Average)[a] | |
		30 June 2020	31 December 2019
Discounted cash flows	Basis swap spreads	-0.87% to 5.08% (0.78%)	-1.27% to 6.57% (-1.37%)

[a] Unobservable inputs were weighted by the relative fair value of the instruments.

A significant increase (decrease) in the basis swap spread will generally decrease (increase) the FV of derivatives.

continued

The following tables present the changes in the carrying amounts of ADB's Level 3 derivative assets and derivative liabilities for the six months ended 30 June 2020 and for the year ended 31 December 2019:

($ million)

	Borrowings related derivatives		Loans related derivatives	
	Assets	Liabilities	Assets	Liabilities
30 June 2020				
Balance, beginning of period	$ 2,575	$ (0)	$ –	$ (804)
Total (losses) gains - (realized/unrealized)				
Included in earnings[a]	(112)	0	–	(20)
Included in other comprehensive income[b]	(105)	0	–	29
Issuances	360	–	–	(134)
Maturities/Redemptions	(304)	–	–	48
Balance, end of period	$ 2,414	$ (0)	$ –	$ (881)
The amount of total gains (losses) for the period included in earnings attributable to the change in net unrealized gains or losses[a] relating to assets/liabilities still held at the reporting date	$ 30	$ 0	$ –	$ (20)
31 December 2019				
Balance, beginning of year	$ 1,550	$ –	$ –	$ (686)
Total gains (losses) - (realized/unrealized)				
Included in earnings[a]	210	(0)	–	(25)
Included in other comprehensive income[b]	(80)	–	–	(39)
Issuances	1,149	–	–	(101)
Maturities/Redemptions	(254)	–	–	47
Balance, end of year	$ 2,575	$ (0)	$ –	$ (804)
The amount of total gains (losses) for the year included in earnings attributable to the change in net unrealized gains or losses[a] relating to assets/liabilities still held at the reporting date	$ 121	$ (0)	$ –	$ (25)

0 = less than $0.5 million.
[a] Included in net unrealized gains (OCR-2).
[b] Included in accumulated translation adjustments (Note M).

continued

Effect of Derivative Instruments on the Statement of Income and Expenses

ADB reports changes in the FV of its derivative instruments as part of net unrealized gains and losses in its Statement of Income and Expenses while all interest income, expenses, and related amortization of discounts, premiums, and fees are reported as part of revenue and expenses. These are summarized below:

($ million)

	Location of Gain (Loss) recognized in Income (Expenses) on Derivatives	Amount of Gain (Loss) recognized in Income (Expenses) on Derivatives	
		30 June 2020	30 June 2019
Borrowings related derivatives			
Currency swaps	Borrowings and related expenses	$ 62	$ (18)
	Net Unrealized Gains	562	693
Interest rate swaps	Borrowings and related expenses	68	(191)
	Net Unrealized Gains	2,336	1,526
		$ 3,028	$ 2,010
Investments related derivatives			
Currency swaps	Revenue from Investments for liquidity purpose	$ 61	$ 106
	Net Unrealized Gains	(49)	(21)
Interest rate swaps	Revenue from Investments for liquidity purpose	(3)	(1)
	Net Unrealized Gains	(6)	(6)
Foreign exchange swaps	Revenue from Investments for liquidity purpose	34	35
	Net Unrealized Gains	1	0
		$ 38	$ 113
Loans related derivatives			
Currency swaps	Revenue from Loans — Operations	$ 76	$ 70
	Net Unrealized Gains	284	(116)
Interest rate swaps	Revenue from Loans — Operations	22	2
	Net Unrealized Gains	175	118
		$ 557	$ 74

0 = less than $0.5 million.

Counterparty Credit Risks

ADB has entered into several agreements with its derivative counterparties under the ISDA Master Agreement and the Master Agreement of the National Association of Financial Market Institutional Investors. The agreements provide for the right of a party to terminate the derivative transaction if any of the various events of default and termination events specified occur. Events of default include failure to pay and cross default. Termination events include the situation where (i) the long term unsecured and unsubordinated indebtedness of ADB or the counterparty ceases to be rated at the negotiated minimum credit rating level with the relevant counterparty, or (ii) such indebtedness ceases to be rated by any international credit rating agencies. If ADB's counterparties are entitled under the agreements to terminate their derivative transactions with ADB, ADB will be required to pay an amount equal to its net liability position with each counterparty (in the case of counterparties who have entered into the ISDA Master Agreement absent of local market constraints) and an amount equal to its gross liability position with each counterparty (in the case of counterparties without enforceable netting agreement). The aggregate FV of all derivative instruments that ADB has under the enforceable ISDA Master Agreement that are in a net liability (negative marked-to-market) position as of 30 June 2020 was $534 million ($839 million – 31 December 2019). The gross liability position in the aggregate FV of all derivative instruments that ADB has under the ISDA Master Agreement with local market constraints amounted to $317 million as of 30 June 2020 ($2,519 million – 31 December 2019).

continued

Counterparty credit risk is also mitigated by requiring counterparties to post collateral based on specified credit rating driven thresholds. As of 30 June 2020, ADB received collateral of $3,232 million ($905 million – 31 December 2019) in connection with swap agreements. Of this amount, $2,101 million ($298 million – 31 December 2019) was recorded as swap related collateral in the balance sheet.

ADB has elected not to offset any derivative instruments by counterparty in the balance sheet. Gross amounts of DERIVATIVE ASSETS and DERIVATIVE LIABILITIES not offset in the balance sheet that are subject to enforceable master netting agreements as of 30 June 2020 and 31 December 2019 are summarized as follows (see Note D for PAYABLE UNDER SECURITIES REPURCHASE AGREEMENTS):

($ million)

	30 June 2020		31 December 2019	
	Derivative assets	Derivative liabilities	Derivative assets	Derivative liabilities
Gross amounts presented in the balance sheet	$ 69,869[a]	$ (67,020)[b]	$ 60,099[a]	$ (60,050)[b]
Gross amounts not offset in the balance sheet				
Financial instruments	(66,486)	66,486	(59,211)	59,211
Collateral received[c]	(3,012)	–	(725)	–
Net amount	$ 371	$ (534)	$ 163	$ (839)

[a] This excludes gross amount of DERIVATIVE ASSETS presented in the balance sheet not subject to enforceable master netting agreements amounting to $319 million ($2,520 million – 31 December 2019).

[b] This excludes gross amount of DERIVATIVE LIABILITIES presented in the balance sheet not subject to enforceable master netting agreements amounting to $317 million ($2,519 million – 31 December 2019).

[c] Collateral received includes both cash and securities collateral.

NOTE J—PROPERTY, FURNITURE, AND EQUIPMENT

Property, furniture, and equipment includes (i) land; (ii) buildings and improvements; (iii) office furniture and equipment; and (iv) right-of-use asset. Breakdown as of 30 June 2020 and 31 December 2019 is as follows:

($ million)

	30 June 2020	31 December 2019
Land	$ 10	$ 10
Buildings and improvements	113	116
Office furniture and equipment	60	63
Right-of-use asset	51	53
Total	$ 234	$ 242

Land, buildings and improvements, and office furniture and equipment are shown as net book value.

Right-of-use asset pertains to lease of real properties such as offices, buildings and parking lots in field offices, classified as operating lease. Right-of-use asset is derived from the lease liability, which is the present value of future lease payments using the applicable discount rate, adjusted by prepaid rent and deferred rent. As of 30 June 2020, lease liability amounted to $46 million ($50 million – 31 December 2019) and is recorded as part of Miscellaneous under ACCOUNTS PAYABLE AND OTHER LIABILITIES.

continued

NOTE K—RELATED PARTY TRANSACTIONS

As of 30 June 2020 and 31 December 2019, ADB had the following net receivables and payable to ADF, external trust funds under ADB administration (Trust Funds), other Special Funds, and employee benefit plans consisting of the Staff Retirement Plan, the Retiree Medical Plan Fund, and the Defined Contribution plan. These are included in Miscellaneous under OTHER ASSETS and ACCOUNTS PAYABLE AND OTHER LIABILITIES:

($ million)

	30 June 2020	31 December 2019
Amounts receivable from:		
Asian Development Fund (Note N)	$ 23	$ 22
Trust Funds and Others—net	6	7
Employee Benefit Plans	6	5
Total	$ 35	$ 34

NOTE L—BORROWINGS

The key objective of ADB's borrowing strategy is to raise funds at the most stable and lowest possible cost for the benefit of its borrowers. ADB uses financial derivative instruments in connection with its borrowing activities to increase cost efficiency, while achieving risk management objectives. Currency and interest rate swaps enable ADB to raise operationally needed currencies in a cost-efficient way and to maintain its borrowing presence in the major capital markets. Interest rate swaps are used to reduce interest rate mismatches arising from lending and liquidity operations.

ADB elected to record and report at FV borrowings that are swapped or intended to be swapped in the future and selected borrowings that have floating interest rates. This election allows ADB to apply a consistent accounting treatment between borrowings and their related swaps.

Fair Value Disclosure

Plain vanilla borrowings are valued using discounted cash flow methods with market-based observable inputs such as yield curves, foreign exchange rates, and credit spreads. On some borrowings, significant unobservable input is also used such as derived credit spread. Structured borrowings issued by ADB are valued using financial models that discount future cash flows and simulated expected cash flows. These involve the use of pay-off profiles within the realm of accepted market valuation models such as Hull-White and Black-Scholes. The model incorporates market observable inputs, such as yield curves, foreign exchange rates, credit spreads, yield and FX volatilities and correlation.

continued

The FV hierarchy of ADB's outstanding borrowings as of 30 June 2020 and 31 December 2019 are as follows:

($ million)

	30 June 2020	31 December 2019
At Amortized cost		
Level 1	$ –	$ –
Level 2	5,953	2,706
Level 3	35	29
Sub-total	5,988	2,735
At Fair value		
Level 1	–	–
Level 2	104,777	98,513
Level 3	4,451	4,208
Sub-total	109,228	102,721
Total borrowings at fair value	**$ 115,216**	**$ 105,456**

For Level 3 borrowings carried at FV, the quantitative information on significant unobservable input used for valuation as of 30 June 2020 and 31 December 2019 are presented below:

Valuation Technique	Unobservable Input	Range (Weighted Average)[a]	
		30 June 2020	31 December 2019
Discounted cash flows	Derived credit spreads	-0.93% to 3.23% (0.37%)	-0.88% to 0.12% (-0.29%)

[a] Unobservable inputs were weighted by the relative fair value of the instruments.

A significant increase (decrease) in credit spreads generally decreases (increases) the FV of the borrowings.

The following table presents the changes in the carrying amounts of ADB's Level 3 borrowings reported at FV for the six months ended 30 June 2020 and the year ended 31 December 2019:

($ million)

	30 June 2020	31 December 2019
Balance, beginning of the period	$ 4,208	$ 2,769
Total (gains) losses - (unrealized)		
Included in earnings[a]	(23)	237
Included in other comprehensive income[b]	(203)	(108)
Issuances	1,015	1,973
Maturities/Redemptions	(546)	(663)
Balance, end of the period	$ 4,451	$ 4,208
The amount of total losses for the period included in earnings attributable to the change in net unrealized gains or losses[a] relating to liabilities still held at the reporting date	$ 104	$ 135
The amount of total gains for the period included in other comprehensive income attributable to the change in net unrealized gains or losses[c] relating to liabilities still held at the reporting date	$ (40)	$ (17)

[a] Included in net unrealized gains (OCR-2).
[b] Included in unrealized holding gains from borrowings and accumulated translation adjustments (Note M).
[c] Included in unrealized holding gains from borrowings (Note M).

continued

NOTE M—EQUITY

Capital Stock

The authorized capital stock of ADB as of 30 June 2020 and 31 December 2019 was 10,639,083 shares of which all have been subscribed by members. Of the subscribed shares, 10,105,947 are "callable" and 533,136 are "paid-in". The "callable" share capital is subject to call by ADB only as and when required to meet ADB's obligations incurred on borrowings of funds for inclusion in its OCR or on guarantees chargeable to such resources. The "paid-in" share capital has been received, partly in convertible currencies and partly in the currency of the subscribing member which may be convertible. In accordance with Article 6, paragraph 3 of the Charter, ADB accepts nonnegotiable, noninterest-bearing demand obligations in satisfaction of the portion payable in the currency of the member, provided such currency is not required by ADB for the conduct of its operations. Nonnegotiable, noninterest-bearing demand obligations received on demand amounted to $108 million ($123 million – 31 December 2019), while those notes received with fixed encashment schedules was nil ($59 million – 31 December 2019).

As of 30 June 2020, the value of the SDR in terms of the US dollar was $1.379770 ($1.382830 – 31 December 2019) giving a value for each share of ADB's capital equivalent to $13,797.70 ($13,828.30 – 31 December 2019).

In March 2019, Niue became ADB's 68th member, subscribing to 150 shares of ADB's capital stock.

Allocation of One-Time Income from Asset Transfer from ADF

On 15 March 2017, the Board of Governors approved the allocation of the one-time income of $30,748 million from ADF assets transfer to OCR ordinary reserve effective 1 January 2017, pursuant to Resolution No. 387.

Allocation of Net Income

In May 2020, the Board of Governors approved the following with respect to ADB's 2019 net income of $1,530 million, after the appropriation of guarantee fees of $24 million to the Special Reserve: (i) the following adjustments be made to the net income amount to determine the allocable net income: $461 million representing adjustments for the net unrealized gains for the year ended 31 December 2019, be added to the cumulative revaluation adjustments (CRA) account; (ii) $616 million be allocated to the Ordinary Reserve; (iii) $259 million be allocated to the ADF; (iv) $130 million be allocated to the Technical Assistance Special Fund (TASF); (v) $30 million be allocated to the Regional Cooperation and Integration Fund; (vi) $24 million be allocated to the Climate Change Fund; and (vii) $10 million to be allocated to the Asia Pacific Disaster Response Fund.

In May 2019, the Board of Governors approved the following with respect to ADB's 2018 net income of $726 million, after the appropriation of guarantee fees of $24 million to the Special Reserve: (i) the following adjustments be made to the net income amount to determine the allocable net income: (a) $139 million representing adjustments for the net unrealized loss for the year ended 31 December 2018, be added from the CRA account; and (b) $24 million representing the adjustment to the loan loss reserve as of 31 December 2018, be added to the loan loss reserve; (ii) $499 million be allocated to the Ordinary Reserve; (iii) $259 million be allocated to the ADF; (iv) $80 million be allocated to the TASF; and (v) $3 million be allocated to the Financial Sector Development Partnership Special Fund.

Accumulated Other Comprehensive Income (Loss)

Comprehensive income (loss) has two major components: net income and other comprehensive income (loss) comprising gains and losses affecting equity that, under US GAAP, are excluded from net income (loss). Other comprehensive income (loss) includes items such as translation adjustments for functional currencies; pension and post-retirement liability adjustment; and unrealized gains and losses on financial

continued

instruments classified as AFS, equity investments under equity method and fair value changes of borrowings related to ADB's own credit spread.

The changes in Accumulated Other Comprehensive Income (Loss) balances for the six months ended 30 June 2020 and 2019 are as follows:

($ million)

| | Accumulated Translation Adjustments | Unrealized Holding Gains (Losses) | | | | Pension/ Postretirement Liability Adjustments | Accumulated Other Comprehensive Income (Loss) |
		Investments for liquidity purpose[a]	Equity investments — operations	Other debt securities — operations	Borrowings		
Balance, 1 January 2020	$ 388	$ 168	$ 1	$ 3	$ 185	$ (1.378)	$ (633)
Other comprehensive (loss) income before reclassifications	(25)	645	–	0	252	–	872
Amounts reclassified from accumulated other comprehensive income (loss)	–	4	–	–	–	42	46
Net current-period other comprehensive (loss) income	(25)	649	–	0	252	42	918
Balance, 30 June 2020	$ 363	$ 817	$ 1	$ 3	$ 437	$ (1,336)	$ 285
Balance, 1 January 2019	$ 528	$ (291)	$ (8)	$ –	$ 325	$ (745)	$ (191)
Other comprehensive income before reclassifications	7	436	3	1	6	–	453
Amounts reclassified from accumulated other comprehensive income (loss)	–	(1)	–	–	–	5	4
Net current-period other comprehensive income	7	435	3	1	6	5	457
Balance, 30 June 2019	$ 535	$ 144	$ (5)	$ 1	$ 331	$ (740)	$ 266

0 = less than $0.5 million.
[a] Includes securities transferred under repurchase agreements.

The reclassifications of Accumulated Other Comprehensive Income (Loss) to Net Income for the six months ended 30 June 2020 and 2019 are presented below:

($ million)

| Accumulated Other Comprehensive Income (Loss) Components | Amounts Reclassified from Accumulated Other Comprehensive Income (Loss)[a] | | Affected Line Item in the Condensed Statement of Income and Expenses |
	2020	2019	
Unrealized Holding Gains (Losses) Investments for liquidity purpose	$ (4)	$ 1	NET REALIZED GAINS Investments for liquidity purpose
Pension/Postretirement Liability Adjustments Actuarial Losses	(42)	(5)	Administrative expenses
Total reclassifications for the period	$ (46)	$ (4)	

[a] Amounts in parentheses indicate debits to net income.

continued

NOTE N—INCOME AND EXPENSES

REVENUE from loan operations for the six months ended 30 June 2020 was $1,337 million ($1,643 million – 2019). This comprises interest income totaling $1,314 million ($1,617 million – 2019), and commitment charges and other income[1] totaling $23 million ($26 million – 2019). The average return on the loan portfolio for the six months ended 30 June 2020 was 2.65% (3.03% – 2019).

REVENUE from investments for liquidity purpose for the six months ended 30 June 2020 was $386 million ($469 million – 2019). This comprises interest income including interest earned for securities transferred under repurchase agreements, and securities purchased under resale arrangements. The annualized rate of return on the average investments held during the six months ended 30 June 2020, excluding unrealized gains and losses on investments, was 1.75% (2.52% – 2019).

REVENUE from equity investment operations for the six months ended 30 June 2020 amounted to $1 million ($27 million – 2019). This comprises dividend totaling $5 million ($4 million – 2019) offset by proportionate share of losses from equity investments accounted for under the equity method totaling $4 million ($23 million gains – 2019).

REVENUE from other debt securities for the six months ended 30 June 2020 was $25 million consisting mostly of interest income ($23 million – 2019).

REVENUE from other sources for the six months ended 30 June 2020 was $23 million ($25 million – 2019). This included income received as administration fees for projects and/or programs totaling $11 million ($11 million – 2019) and other miscellaneous income of $12 million ($14 million – 2019).

Borrowings and related expenses for the six months ended 30 June 2020 amounted to $948 million ($1,322 million – 2019). These consist of interest expense and other related expenses such as amortization of issuance costs, discounts, and premiums. The average cost of borrowings outstanding after swaps was 1.82% (2.75% – 2019).

Administrative expenses for the six months ended 30 June 2020 were allocated between OCR and the ADF in proportion to the relative volume of operational activities. Of the total administrative expenses for the six months ended 30 June 2020 of $388 million ($342 million – 2019), $45 million ($41 million – 2019) was accordingly charged to the ADF. The balance of the administrative expense allocated to OCR was reduced by the deferral of direct loan origination costs of $26 million ($17 million – 2019) related to new loans made effective for the six months ended 30 June 2020.

For the six months ended 30 June 2020, the net provision for credit losses amounted to $191 million ($19 million – 2019).

NET REALIZED GAINS for the six months ended 30 June 2020 was $16 million ($13 million – 2019). This included gains on sale of investments for liquidity purpose totaling $13 million ($2 million – 2019) and gains on sale of equity investments of $3 million ($11 million – 2019).

---

[1] Includes amortized front-end fees and loan origination costs, risk participation charges, and other loan-related income and/or expenses.

continued

The following table provides information on the net unrealized gains or losses included in income for the six months ended 30 June 2020 and 2019:

($ million)

	2020	2019
Fair value changes from:		
Borrowings and related swaps	$ (80)	$ 19
Investments related swaps and forwards	(54)	(27)
Loans related swaps	459	2
Equity investments	(77)	129
Reclassification of unrealized gains on divested equity investment	(3)	(4)
Translation adjustments in non-functional currencies	(2)	0
Total	$ 243	$ 119

0 = less than $0.5 million.

NOTE O—OTHER FAIR VALUE DISCLOSURES

The carrying amounts and FVs of ADB's financial instruments as of 30 June 2020 and 31 December 2019 are summarized below:

($ million)

	30 June 2020		31 December 2019	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
On-balance sheet financial instruments:				
ASSETS:				
Due from banks	$ 957	$ 957	$ 1,235	$ 1,235
Investments for liquidity purpose (Note C)	42,170	42,170	39,312	39,312
Securities transferred under repurchase agreements (Note C)	168	168	186	186
Securities purchased under resale arrangements (Note C)	131	131	235	235
Loans outstanding (Note E)	119,579	120,007	114,389	114,828
Equity investments — operations carried at fair value (Note G)	762	762	851	851
Other debt securities — operations (Note H)	899	877	755	793
Derivative assets - borrowings (Note I)	36,353	36,353	33,482	33,482
Derivative assets - investments for liquidity purpose (Note I)	17,561	17,561	16,053	16,053
Derivative assets - loans — operations (Note I)	16,274	16,274	13,084	13,084
Swap related collateral (Note I)	2,101	2,101	298	298
Future guarantee receivable (Note F)	45	45	41	41

continued

($ million)

	30 June 2020		31 December 2019	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
On-balance sheet financial instruments:				
LIABILITIES:				
Borrowings (Note L)	114,651	115,216	104,996	105,456
Derivative liabilities - borrowings (Note I)	33,772	33,772	33,430	33,430
Derivative liabilities - investments for liquidity purpose (Note I)	17,774	17,774	15,988	15,988
Derivative liabilities - loans — operations (Note I)	15,791	15,791	13,151	13,151
Payable under securities repurchase agreements (Note D)	174	174	191	191
Swap related collateral (Note I)	2,101	2,101	298	298
Guarantee liability (Note F)	45	45	41	41
Off-balance sheet financial instruments:[a]				
ASSETS:				
Future guarantee receivable	n/a	2	n/a	2
LIABILITIES:				
Guarantee Liability	n/a	2	n/a	2

n/a = not applicable

[a] Guarantees issued or modified prior to 1 January 2003.

As of 30 June 2020 and 2019, ADB has no material assets or liabilities measured at FV on a non-recurring basis.

NOTE P—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 30 June 2020 through 19 August 2020, the date these condensed financial statements are available for issuance. During this period, ADB has raised additional borrowings of approximately $6,560 million in various currencies.

62

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT FUND
CONDENSED BALANCE SHEET
30 June 2020 and 31 December 2019
Expressed in Millions of US Dollars

	30 June (Unaudited)		31 December (Audited)	
ASSETS				
DUE FROM BANKS		$ 36		$ 15
INVESTMENTS FOR LIQUIDITY PURPOSE (Note C)				
Government or government-guaranteed obligations	$ 3,807		$ 3,456	
Time deposits	355		220	
Corporate obligations	274	4,436	223	3,899
SECURITIES PURCHASED UNDER RESALE ARRANGEMENTS		30		34
ACCRUED REVENUE		21		21
OTHER ASSETS (Note E)		182		182
TOTAL		$ 4,705		$ 4,151
LIABILITIES AND FUND BALANCES				
ACCOUNTS PAYABLE AND OTHER LIABILITIES				
Payable to related funds (Note D)		66		23
Advance payments on contributions (Note E)		115		154
Undisbursed grants (Note H)		3,025		2,638
Total Liabilities		3,206		2,815
FUND BALANCES (ADF-4)				
Contributions received				
Contributed resources (Note E)	$ 34,763		$ 34,507	
Unamortized discount	(18)	34,745	(20)	34,487
Transfers from Ordinary Capital Resources and Technical Assistance Special Fund		2,739		2,480
		37,484		36,967
Nonnegotiable, noninterest-bearing demand obligations on account of contributions		(1,056)		(1,162)
Accumulated deficit				
From assets transfer to OCR	(31,029)		(31,029)	
From others	(2,599)	(33,628)	(1,995)	(33,024)
Accumulated other comprehensive loss (Note F)		(1,301)		(1,445)
Total Fund Balance		1,499		1,336
TOTAL		$ 4,705		$ 4,151

The accompanying Notes are an integral part of these condensed financial statements (ADF-6).

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT FUND
CONDENSED STATEMENT OF INCOME AND EXPENSES—UNAUDITED
For the Six Months Ended 30 June 2020 and 2019
Expressed in Millions of US Dollars

	2020	2019
REVENUE FROM INVESTMENTS FOR LIQUIDITY PURPOSE (Note C)	$ 40	$ 41
EXPENSES		
Grants (Note H)	(598)	(328)
Administrative expenses (Notes D and G)	(45)	(41)
Amortization of discounts on contributions	(2)	(2)
Other expenses	(0)	(0)
TOTAL EXPENSES	(645)	(371)
NET REALIZED GAINS (LOSSES) FROM INVESTMENTS FOR LIQUIDITY PURPOSE (Notes C and F)	0	(1)
NET UNREALIZED GAINS	1	0
NET LOSS	**$ (604)**	**$ (331)**

Notes: 0 = less than $0.5 million.

The accompanying Notes are an integral part of these condensed financial statements (ADF-6).

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT FUND
CONDENSED STATEMENT OF COMPREHENSIVE LOSS—UNAUDITED
For the Six Months Ended 30 June 2020 and 2019
Expressed in Millions of US Dollars

	2020	2019
NET LOSS (ADF-2)	$ (604)	$ (331)
Other comprehensive loss (Note F)		
Unrealized investment holding gains		
on investments for liquidity purpose	144	75
COMPREHENSIVE LOSS	**$ (460)**	**$ (256)**

The accompanying Notes are an integral part of these condensed financial statements (ADF-6).

CONDENSED STATEMENT OF CHANGES IN FUND BALANCES—UNAUDITED
For the Six Months Ended 30 June 2020 and 2019
Expressed in Millions of US Dollars

	2020	2019
Balance, 1 January	$ 1,336	$ 689
Comprehensive loss (ADF-3, Note F)	(460)	(256)
Contributions made available for operational commitment	256	218
Net amortization of discount on donor's contribution	2	2
Demand obligations received	(154)	(108)
Encashment of demand obligations	260	353
Transfers from ordinary capital resources	259	259
Balance, 30 June	**$ 1,499**	**$ 1,157**

The accompanying Notes are an integral part of these condensed financial statements (ADF-6).

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT FUND
CONDENSED STATEMENT OF CASH FLOWS—UNAUDITED
For the Six Months Ended 30 June 2020 and 2019
Expressed in Millions of US Dollars

	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES		
Interest received from investments for liquidity purpose	$ 42	$ 31
Interest received from securities purchased under resale arrangement	0	0
Administrative expenses paid	(43)	(31)
Grants disbursed	(213)	(178)
Others—net	(2)	(1)
Net Cash Used in Operating Activities	(216)	(179)
CASH FLOWS FROM INVESTING ACTIVITIES		
Sales of investments for liquidity purpose	10	129
Maturities of investments for liquidity purpose	11,105	10,951
Purchases of investments for liquidity purpose	(11,510)	(11,635)
Receipts from securities purchased under resale arrangements	5,857	6,033
Payments for securities purchased under resale arrangements	(5,853)	(6,006)
Net Cash Used in Investing Activities	(391)	(528)
CASH FLOWS FROM FINANCING ACTIVITIES		
Contributions received and encashed	368	467
Cash received from ordinary capital resources	259	259
Cash Provided by Financing Activities	627	726
Effect of Exchange Rate Changes on Due from Banks	1	(0)
Net Increase in Due from Banks	21	19
Due from Banks at Beginning of Period	15	22
Due from Banks at End of Period	$ 36	$ 41

0 = less than $0.5 million

The accompanying Notes are an integral part of these condensed financial statements (ADF-6).

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Six Months Ended 30 June 2020 and 2019
(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2019 audited financial statements and the notes included therein. In the opinion of management, all material adjustments necessary for a fair statement of the results of operations for the six months ended 30 June 2020 and 2019 have been included. The results of operations for the interim period are not necessarily indicative of the results to be expected for the full year.

Replenishments

In July 2016, the Board of Governors adopted a resolution providing for the 11th replenishment of the Asian Development Fund and the sixth regularized replenishment of the Technical Assistance Special Fund (ADF 12). The replenishment which became effective on 30 May 2017, provides resources to finance the Asian Development Fund (ADF) grant program and the TASF operations during 2017–2020. As of 30 June 2020, total replenishment size is $3,812 million, of which $2,594 million comes from donor contributions. Donors agreed to allocate $461 million out of the total donor contributions to TASF. As of 30 June 2020, ADB received all instruments of contributions totaling $2,594 million equivalent from 32 donors.[1]

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Presentation of the Financial Statements

The financial statements of ADF are prepared in accordance with the accounting principles generally accepted in the United States of America (US GAAP).

The preparation of financial statement requires management to make reasonable estimates and assumptions that affect the reported amounts of assets and liabilities as of the end of the period and the reported amounts of revenue and expenses during the period. The actual results could differ from those estimates. Judgements have been used in the valuation of certain financial instruments.

The US dollar is the reporting currency for the purpose of presenting the financial position and the results of operations.

Fair Value of Financial Instruments

Accounting Standards Codification (ASC) 820, "*Fair Value Measurement*" defines fair value (FV) as the price that would be received to sell an asset or paid to transfer a liability at measurement date in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, or in the absence of principal market, in the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The FV measurement is not adjusted for transaction cost.

---

[1] US dollar equivalent based on the Board of Governors' Resolution No. 382 rates

continued

Fair Value Hierarchy

ASC 820 establishes a FV hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3).

The FVs of ADB's financial assets and liabilities are categorized as follows:

Level 1: FVs are based on unadjusted quoted prices for identical assets or liabilities in active markets.
Level 2: FVs are based on quoted prices for similar assets or liabilities in active markets or markets that are not active; or valuation models for which significant inputs are obtained from market-based data that are observable.
Level 3: FVs are based on prices or valuation models for which significant inputs to the model are unobservable.

Contributions and Contributed Resources

Upon effectivity of replenishment, contributions committed are recorded as Contributed Resources when the Instruments of Contribution are acknowledged and are made available for operational commitment. Contributions are generally paid in the currency of the contributor either in cash or promissory notes, based on agreed payment and encashment schedules.

Donors have the option to pay their contributions under the accelerated note encashment (ANE) program and receive a discount. ADF invests the cash generated from this program and the investment income is used to finance operations. The related contributions are recorded at the full undiscounted amount, and the discount is amortized over the standard encashment period of 10 years for ADF IX and ADF 12, and 9 years for ADF X and ADF XI.

Advanced Payments on Contributions

Payments received in advance or as qualified contributions that cannot be made available for operational commitment are recorded as advance payments on contributions and included under ACCOUNTS PAYABLE AND OTHER LIABILITIES.

Allowance for Credit Losses

When an available-for-sale (AFS) debt security's fair value is lower than amortized cost, ADB recognizes impairment losses in earnings if ADB has the intent to sell the debt securities or if it is more likely than not that ADB will be required to sell the debt securities before recovery of the amortized cost. When ADB intends to hold or is not required to sell the debt securities, ADB will evaluate to determine if a credit loss exists. A portion of the decline in fair value below amortized cost basis due to credit-related factors will be recognized as an allowance for credit losses with a related charge to provision for credit losses.

Accounting and Reporting Developments

In June 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update (ASU) 2016-13, *"Financial Instruments – Credit Losses (Topic 326) – Measurement of Credit Losses on Financial Instruments,"* and subsequent ASUs in 2018 and 2019, collectively referred to as the Updates, replacing the incurred loss impairment methodology with a methodology that reflects expected credit losses on financial instruments and other commitments to extend credit. These Updates also require that credit losses relating to available-for-sale debt securities be presented as an allowance to the amount by which fair value is below amortized cost rather than as a write-down. These Updates did not have material impact to ADF's financial statements when it took effect on 1 January 2020.

continued

In August 2018, as part of FASB's disclosure framework project that is based on the newly issued FASB Statement of Financial Accounting Concepts No. 8 *"Conceptual Framework for Financial Reporting— Chapter 8: Notes to Financial Statements"*, the FASB issued ASU 2018-13 *"Fair Value Measurement (Topic 820)—Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement"* which modifies and aims to improve the disclosure requirements on fair value measurements in Topic 820, Fair Value Measurement. This amendment took effect on 1 January 2020. Changes in the disclosure requirements have been incorporated in Note C.

In November 2019, the FASB issued ASU 2019-10, *"Financial Instruments—Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842)—Effective Dates"* which (1) provides a framework to stagger effective dates for future major accounting standards and (2) amends the effective dates for certain major new accounting standards to give implementation relief to certain types of entities. ADB adopted Leases (Topic 842) on 1 January 2019 and Financial Instruments—Credit Losses (Topic 326) on 1 January 2020. The amendments in this update did not have a material impact on ADF's financial statements and did not have an impact on the effective dates on ASUs released prior to ASU 2019-10.

NOTE C—INVESTMENTS FOR LIQUIDITY PURPOSE

Investment securities and time deposits are classified as available for sale and are reported at FV. Unrealized gains and losses are reported in FUND BALANCES as part of Accumulated other comprehensive loss. Realized gains and losses are measured by the difference between amortized cost and the net proceeds of sales.

ADB may engage in securities lending of government or government-guaranteed obligations for which ADB receives a guarantee from the securities custodian and a fee. Transfers of securities by ADB to counterparties are not accounted for as sales as the accounting criteria for the treatment of a sale have not been met. These securities must be available to meet ADB's obligation to counterparties. As of 30 June 2020, there were no government or government-guaranteed obligations transferred under securities lending arrangements (nil – 31 December 2019).

Interest income on investment securities and time deposits is recognized as earned, and reported net of amortizations of premiums and discounts.

The FV and amortized cost of investments for liquidity purpose as of 30 June 2020 and 31 December 2019 are as follows:

($ million)

	30 June 2020		31 December 2019	
	Fair Value	**Amortized Cost**	**Fair Value**	**Amortized Cost**
Due in one year or less	$ 956	$ 952	$ 845	$ 844
Due after one year through five years	2,188	2,097	1,889	1,862
Due after five years through ten years	1,292	1,189	1,165	1,139
Total	$ **4,436**	$ **4,238**	$ **3,899**	$ **3,845**

continued

Additional information relating to investments in government or government-guaranteed obligations and other securities classified as available for sale are as follows:

($ million)

	30 June 2020	31 December 2019
As of		
Amortized cost	$ 3,883	$ 3,625
Fair value	4,081	3,679
Gross unrealized gains	198	56
Gross unrealized losses	(0)	(2)
For the six months ended 30 June	**2020**	**2019**
Change in net unrealized losses from prior year	144	75
Proceeds from sales	10	129
Gross gain on sales	0	0
Gross loss on sales	–	(1)

0 = less than $0.5 million.

The annualized rate of return on the average investments for liquidity purpose held during the six months ended 30 June 2020, including securities purchased under resale arrangements, was 1.95% (2.21% – 2019) excluding unrealized gains and losses on investment securities, and 5.38% (4.26% – 2019) including unrealized gains and losses on investments.

The table below provides a listing of investments that sustained unrealized losses as of 30 June 2020 and 31 December 2019. There were no government or government-guaranteed obligations (11 – 31 December 2019) and no corporate obligation (nil – 31 December 2019) that have been in continuous losses for over one year (representing 3.86% of the total investments as of 31 December 2019).

($ million)

	One year or less		Over one year		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
As of 30 June 2020						
Government or government-guaranteed obligations	$ 30	$ 0	$ –	$ –	$ 30	$ 0
Corporate Obligations	–	–	–	–	–	–
Total	$ 30	$ 0	$ –	$ –	$ 30	$ 0
As of 31 December 2019						
Government or government-guaranteed obligations	$ 307	$ 2	$ 150	$ 0	$ 457	$ 2
Corporate Obligations	4	0	–	–	4	0
Total	$ 311	$ 2	$ 150	$ 0	$ 461	$ 2

0 = less than $0.5 million.

As of 30 June 2020, ADB had the intent and ability to hold the AFS debt securities of which the fair value is lower than amortized cost. ADB also assessed and determined that the decline of fair value below the amortized cost basis of the AFS securities was not due to credit-related factors.

continued

Fair Value Disclosure

The FV of INVESTMENTS FOR LIQUIDITY PURPOSE and related financial assets as of 30 June 2020 and 31 December 2019 are as follows:

($ million)

| | Total | | Fair Value Measurements | | | | | |
			Level 1		Level 2		Level 3	
30 June 2020								
Investments for liquidity purpose								
Government or government-guaranteed obligations	$	3,807	$	3,665	$	142	$	–
Time deposits		355		–		355		–
Corporate obligations		274		274		–		–
Securities purchased under resale arrangements		30		–		30		–
Total at fair value	$	**4,466**	$	**3,939**	$	**527**	$	**–**

($ million)

| | Total | | Fair Value Measurements | | | | | |
			Level 1		Level 2		Level 3	
31 December 2019								
Investments for liquidity purpose								
Government or government-guaranteed obligations	$	3,456	$	3,272	$	184	$	–
Time deposits		220		–		220		–
Corporate obligations		223		223		–		–
Securities purchased under resale arrangements		34		–		34		–
Total at fair value	$	**3,933**	$	**3,495**	$	**438**	$	**–**

If available, active market quotes are used to measure fair values to investment securities and related financial assets. These include most government or government-guaranteed obligations. Investments and related financial assets where active market quotes are not available are categorized as Level 2 or Level 3, and valuation is provided by independent valuation services, custodians, and asset managers, or based on discounted cash flow model using market observable inputs, such as interest rates, foreign exchange rates, basis spreads, cross currency rates, and volatilities. Time deposits are reported at cost, which approximates FV.

NOTE D—RELATED PARTY TRANSACTIONS

Included in Payable to related funds is the net amount of $23 million ($22 million – 31 December 2019) payable to ordinary capital resources (OCR), and $43 million ($1 million – 31 December 2019) payable to the TASF.

The payable to OCR represents the amount of administrative and operational expenses allocated to the ADF pending settlement (see Note G) while the payable to the TASF represents a specific portion of installment payments received from donors for ADF IX, ADF XI and ADF 12 that were allocated to the TASF.

continued

NOTE E—CONTRIBUTED RESOURCES AND ADVANCED CONTRIBUTIONS

In May 2020, the ADF received $259 million following the Board of Governors' approval of the transfer of OCR's 2019 net income allocation ($259 million – 2019).

As of 30 June 2020, a total of $2,247 million was committed and acknowledged for ADF 12, of which $1,805 million was made available for operational commitment and recorded in Contributed Resources.

Advance payments on contributions received from donors as of 30 June 2020 totaled $115 million ($154 million – 31 December 2019) and are presented under ACCOUNTS PAYABLE AND OTHER LIABILITIES. Of this amount, $45 million ($44 million – 31 December 2019) were received in cash, while the remaining $70 million ($110 million – 31 December 2019) were received in demand obligations and reported under OTHER ASSETS.

NOTE F—ACCUMULATED OTHER COMPREHENSIVE LOSS

Comprehensive Loss has two major components: net loss (ADF-2) and other comprehensive loss (ADF-3). Other comprehensive loss includes unrealized gains and losses on Available for Sale securities.

The following table presents the changes in Accumulated Other Comprehensive Loss balances for the six months ended 30 June 2020 and 2019:

($ million)

	Accumulated Translation Adjustments		Unrealized Holding Gains (Losses) on Investments for Liquidity Purpose		Accumulated Other Comprehensive Loss	
	2020	2019	2020	2019	2020	2019
Balance, beginning of the period	$ (1,499)	$ (1,499)	$ 54	$ (28)	$ (1,445)	$ (1,527)
Other comprehensive income before reclassification	–	–	144	74	144	74
Amounts reclassified from accumulated other comprehensive loss	–	–	0	1	0	1
Net current-period other comprehensive income	–	–	144	75	144	75
Balance, end of the period	$ (1,499)	$ (1,499)	$ 198	$ 47	$ (1,301)	$ (1,452)

0 = less than $0.5 million.
Note: Numbers may not sum precisely because of rounding.

The reclassifications of Accumulated Other Comprehensive Loss to Income and Expenses for the six months ended 30 June 2020 and 2019 are presented below:

($ million)

Accumulated Other Comprehensive Loss Components	Amounts Reclassified from Accumulated Other Comprehensive Loss		Affected Line Item in the Condensed Statement of Income and Expenses
	2020	2019	
Unrealized Holding Losses on Investments for Liquidity Purpose	(0)	(1)	NET REALIZED LOSSES FROM INVESTMENTS FOR LIQUIDITY PURPOSE

0 = less than $0.5 million.

continued

NOTE G—ADMINISTRATIVE EXPENSES

Administrative expenses represent administration charges allocated to ADF, which is an apportionment of all administrative expenses of ADB in the proportion of the relative volume of operational activities.

NOTE H—GRANTS AND UNDISBURSED GRANTS

Grant financing was introduced in ADF IX. During the period, there were 19 grants totaling $598 million, of which $102 million relates to ADB's COVID-19 response (13 grants totaling $328 million – 2019), that became effective and undisbursed amounts of $18 million ($9 million – 2019) were written back as a reduction in the effective grant.

Undisbursed grants are denominated in US dollars and represent effective grants not yet disbursed and unliquidated.

NOTE I—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 30 June 2020 through 19 August 2020, the date these condensed financial statements are available for issuance. As a result of this evaluation, there are no subsequent events that require recognition or disclosure in the ADF's condensed financial statements as of 30 June 2020.

ASIAN DEVELOPMENT BANK—TECHNICAL ASSISTANCE SPECIAL FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
30 June 2020 and 31 December 2019
Expressed in Thousands of US Dollars

	30 June (Unaudited)		31 December (Audited)	
ASSETS				
DUE FROM BANKS (Note H)		$ 104,272		$ 105,723
INVESTMENTS FOR LIQUIDITY PURPOSE (Notes C and H)				
Government or government-guaranteed obligations	$ 75,051		$ 40,002	
Time deposits	405,526	480,577	364,816	404,818
ACCRUED REVENUE		41		252
DUE FROM CONTRIBUTORS (Note F)		111,327		170,272
ADVANCES FOR TECHNICAL ASSISTANCE AND OTHER ASSETS (Note D)		45,582		4,895
TOTAL		**$ 741,799**		**$ 685,960**
LIABILITIES AND UNCOMMITTED BALANCES				
ACCOUNTS PAYABLE AND OTHER LIABILITIES (Notes D and E)		$ 1,012		$ 316
UNDISBURSED TECHNICAL ASSISTANCE (Notes E)		516,787		490,058
TOTAL LIABILITIES		517,799		490,374
UNCOMMITTED BALANCES (TASF-2), represented by: Net assets without donor restrictions		224,000		195,586
TOTAL		**$ 741,799**		**$ 685,960**

The accompanying Notes are an integral part of these condensed financial statements (TASF-4).

ASIAN DEVELOPMENT BANK—TECHNICAL ASSISTANCE SPECIAL FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS—UNAUDITED
For the Six Months Ended 30 June 2020 and 2019
Expressed in Thousands of US Dollars

	2020	2019
CHANGES IN NET ASSETS WITHOUT DONOR RESTRICTIONS		
CONTRIBUTIONS (Note F)	$ 130,000	$ 80,070
REVENUE		
From investments for liquidity purpose (Note C)	1,813	4,323
From other sources (Notes D and E)	3,641	4,162
Total	135,454	88,555
EXPENSES		
Technical assistance— net (Notes E and G)	(99,192)	(28,171)
Administrative expenses (Note D)	(3,624)	(3,698)
Financial expenses	(24)	(25)
Total	(102,840)	(31,894)
CONTRIBUTIONS AND REVENUE IN EXCESS OF EXPENSES	32,614	56,661
EXCHANGE (LOSSES) GAINS—net	(4,200)	4,680
INCREASE IN NET ASSETS	28,414	61,341
NET ASSETS AT BEGINNING OF PERIOD	195,586	303,533
NET ASSETS AT END OF PERIOD	$ **224,000**	$ **364,874**

The accompanying Notes are an integral part of these condensed financial statements (TASF-4).

ASIAN DEVELOPMENT BANK—TECHNICAL ASSISTANCE SPECIAL FUND
CONDENSED STATEMENT OF CASH FLOWS—UNAUDITED
For the Six Months Ended 30 June 2020 and 2019
Expressed in Thousands of US Dollars

	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES		
Contributions received	$ 147,386	$ 100,101
Interest received on investments for liquidity purpose	1,967	3,644
Net cash received from other activities	18	464
Technical assistance disbursed	(71,449)	(72,184)
Financial expenses paid	(24)	(25)
Net Cash Provided by Operating Activities	77,898	32,000
CASH FLOWS FROM INVESTING ACTIVITIES		
Maturities of investments for liquidity purpose	4,294,713	5,186,521
Purchases of investments for liquidity purpose	(4,375,073)	(5,215,995)
Net Cash Used in Investing Activities	(80,360)	(29,474)
Effect of Exchange Rate Changes on Due from Banks	1,011	1,250
Net (Decrease) Increase in Due from Banks	(1,451)	3,776
Due from Banks at Beginning of Period	105,723	62,986
Due from Banks at End of Period	$ 104,272	$ 66,762

The accompanying Notes are an integral part of these condensed financial statements (TASF-4).

ASIAN DEVELOPMENT BANK—TECHNICAL ASSISTANCE SPECIAL FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Six Months Ended 30 June 2020 and 2019
(Unaudited)

NOTE A—NATURE OF OPERATIONS

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2019 audited financial statements and the notes included therein. In the opinion of management, all material adjustments necessary for a fair statement of the results of operations for the six months ended 30 June 2020 and 2019 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

In July 2016, the Board of Governors adopted a resolution providing for the 11th replenishment of the Asian Development Fund and the sixth regularized replenishment of the Technical Assistance Special Fund (ADF 12). The replenishment which became effective on 30 May 2017, provides resources to finance the Asian Development Fund (ADF) grant program and the TASF operations during 2017–2020. As of 30 June 2020, total replenishment size is $3,812 million, of which $2,594 million comes from donor contributions. Donors agreed to allocate $461 million out of the total donor contributions to the TASF. As of 30 June 2020, ADB received all instruments of contributions totaling $2,594 million equivalent from 32 donors.[1]

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Presentation of Financial Statements

The financial statements are presented on the basis of those for not-for-profit organizations. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (US GAAP) requires management to make reasonable estimates and assumptions that affect the reported amounts of assets, liabilities and uncommitted balances as of the end of the period and the reported amounts of revenue and expenses during the period. The actual results could differ from those estimates.

The financial statements are expressed in US dollars. The US dollar is the functional and reporting currency and is used to measure exchange gains and losses

Fair Value of Financial Instruments

Accounting Standards Codification (ASC) 820, *"Fair Value Measurement"* defines fair value (FV) as the price that would be received to sell an asset or paid to transfer a liability at measurement date in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, or in the absence of principal market, in the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The FV measurement is not adjusted for transaction costs.

---

[1] US dollar equivalent based on the Board of Governors' Resolution No. 382 rates.

continued

Fair Value Hierarchy

ASC 820 establishes a FV hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3).
The FVs of ADB's financial assets and liabilities are categorized as follows:

Level 1: FVs are based on unadjusted quoted prices for identical assets or liabilities in active markets.
Level 2: FVs are based on quoted prices for similar assets or liabilities in active markets or markets that are not active; or valuation models for which significant inputs are obtained from market-based data that are observable.
Level 3: FVs are based on prices or valuation models for which significant inputs to the model are unobservable.

Accounting and Reporting Developments

In August 2018, as part of the Financial Accounting Standards Board's (FASB) disclosure framework project that is based on the newly issued FASB Statement of Financial Accounting Concepts No. 8 *"Conceptual Framework for Financial Reporting— Chapter 8: Notes to Financial Statements"*, the FASB issued Accounting Standards Update 2018-13 *"Fair Value Measurement (Topic 820)—Disclosure Framework— Changes to the Disclosure Requirements for Fair Value Measurement"* which modifies and aims to improve the disclosure requirements on fair value measurements in Topic 820, Fair Value Measurement. This amendment took effect on 1 January 2020 but did not have a material impact on TASF's financial statements.

NOTE C—INVESTMENTS FOR LIQUIDITY PURPOSE

The main investment management objective is to maintain security and liquidity. Subject to these parameters, ADB seeks the highest possible return on its investments. Investments are governed by the Investment Authority approved by the Board of Directors.

All investments for liquidity purpose held by TASF are reported at fair value (FV). Interest income earned, realized and unrealized gains and losses are included in REVENUE From investments for liquidity porpuse.

The annualized rate of return on the average investments held during the six months ended 30 June 2020, based on the portfolio held at the beginning and end of each month, was 0.91% (2.19% – 2019).

The FV of INVESTMENTS FOR LIQUIDITY PURPOSE and related financial assets by contractual maturity as of 30 June 2020 and 31 December 2019 are as follows:

($ thousand)

Investments for liquidity purpose	30 June 2020			31 December 2019		
	0-1 year	> 1-5 years	Total	0-1 year	> 1-5 years	Total
Government or government-guaranteed obligations	$ 40,005	$ 35,046	$ 75,051	$ 40,002	$ –	$ 40,002
Time deposits	405,526	–	405,526	364,816	–	364,816
Total at fair value	$ 445,531	$ 35,046	$ 480,577	$ 404,818	$ –	$ 404,818

continued

Fair Value Disclosure

The FV of INVESTMENTS FOR LIQUIDITY PURPOSE and related financial assets as of 30 June 2020 and 31 December 2019 are as follows:

($ thousand)

| | Total | Fair Value Measurements | | |
		Level 1	Level 2	Level 3
30 June 2020				
Investments for liquidity purpose				
Government or government-guaranteed obligations	$ 75,051	$ 75,051	$ –	$ –
Time deposits	405,526	–	405,526	–
Total at fair value	**$ 480,577**	**$ 75,051**	**$ 405,526**	**$ –**
31 December 2019				
Investments for liquidity purpose				
Government or government-guaranteed obligations	$ 40,002	$ 40,002	$ –	$ –
Time deposits	364,816	–	364,816	–
Total at fair value	**$ 404,818**	**$ 40,002**	**$ 364,816**	**$ –**

If available, investments are fair valued based on active market quotes. These include government or government-guaranteed obligations. Time deposits are reported at cost, which approximates FV.

NOTE D—RELATED PARTY TRANSACTIONS

The OCR and Special Funds resources are at all times used, committed, and invested entirely separately from each other. Under the four most recent replenishments, a specific portion of the total contributions is allocated to the TASF as regularized replenishments. ADF receives the contributions from members and subsequently transfers the specified portion to the TASF. Regional technical assistance projects and program activities may be cofinanced by ADB's other special funds and trust funds administered by ADB. Interfund accounts are settled regularly between the TASF and the other funds.

ADB does not allocate any service fees to TASF for administering TA which involves a range of personnel services. The TASF has estimated the FV of personnel services involved in administering TAs to be 5% of amounts disbursed for TA projects. For the six months ended 30 June 2020, the calculated service fee was $3,624,000 ($3,698,000 – 2019) recorded as Administrative expenses under EXPENSES, and REVENUE From other sources. The transaction has no impact on the net assets of TASF.

continued

The interfund account balances included in ADVANCES FOR TECHNICAL ASSISTANCE AND OTHER ASSETS and ACCOUNTS PAYABLE AND OTHER LIABILITIES are as follows:

($ thousand)

	30 June 2020		31 December 2019	
Receivable from:				
Ordinary capital resources—net	$	8	$	–
Asian Development Fund		42,999		996
Climate Change Fund		24		61
Regional Cooperation and Integration Fund		15		69
Financial Sector Development Partnership Special Fund		–		158
Trust Funds—net		651		352
Total	$	43,697	$	1,636
Payable to:				
Ordinary capital resources—net	$	–	$	11
Total	$	–	$	11

NOTE E—TECHNICAL ASSISTANCE AND UNDISBURSED TECHNICAL ASSISTANCE

Technical Assistance (TA) is recognized as expense in the financial statements when the project becomes effective. During the six months ended 30 June 2020, there were 41 TA projects and 32 supplementary TAs totaling $114,198,000, of which $61,400,000 relates to ADB's COVID-19 response, that became effective (30 TA projects and 19 supplementary TAs totaling $41,164,000 – 2019) and undisbursed amounts of $15,006,000 ($12,993,000 – 2019) were written back as reduction in effective TAs.

Undisbursed TAs are denominated in US dollars and represent effective TAs not yet disbursed and unliquidated.

ADB normally finances all TA on a grant basis. However, some TA operations are subject to the recovery of the full cost of the TA or provided on a reimbursable basis. As of 30 June 2020, reimbursable TA amounting to $877,000 was received in advance of the TA approval ($295,000 – 2019) which was included in ACCOUNTS PAYABLE AND OTHER LIABILITIES.

80

continued

NOTE F—CONTRIBUTIONS

In May 2020, the TASF received $130,000,000 following the Board of Governors' approval of the transfer of OCR's 2019 net income ($80,000,000 – 2019).

During the six months ended 30 June 2020 and 2019, ADB received cash and promissory notes from ADF replenishments, comprising of the following:

($ thousand)

	30 June 2020	30 June 2019
Direct Voluntary	$ —	$ 60
Regularized Replenishments		
ADF 12	$ 56,991	$ 35,225
ADF XI	4,063	5,807
ADF IX	4	53
Total	$ 61,058	$ 41,145

Total contributions not yet received and reported as DUE FROM CONTRIBUTORS are as follows:

($ thousand)

	30 June 2020	31 December 2019
Regularized Replenishments		
ADF 12	$ 87,484	$ 142,639
ADF XI	—	3,794
ADF X	19,614	19,604
ADF IX	4,229	4,235
Total	$ 111,327	$ 170,272

continued

NOTE G—TECHNICAL ASSISTANCE EXPENSES

TA expenses are classified according to their nature using the budget allocation specified in the relevant TA agreement for the TAs that became effective during the period. The details of TA expenses for the six months ended 30 June 2020 and 2019 are as follows:

($ thousand)

	2020	2019
Consultants	$ 53,496	$ 33,672
Trainings and seminars	7,540	3,077
Equipment	42,101	722
Studies	1,205	401
Other expenses-net[a]	(5,150)	(9,701)
Total	$ 99,192	$ 28,171

[a] Net of amounts written back as reduction in TA (See Note E).

NOTE H—LIQUIDITY AND AVAILABILITY OF RESOURCES

Liquidity risk refers to the risk that the fund has difficulties in meeting its short-term obligations. As part of TASF's liquidity management, it has a policy to structure its financial assets to be available as its general expenditures, liabilities, and other obligations come due.

As of 30 June 2020, TASF has liquidity of $549,803,000 ($510,541,000 – 31 December 2019) consisting of DUE FROM BANKS of $104,272,000 ($105,723,000 – 31 December 2019) and INVESTMENTS FOR LIQUIDITY PURPOSE in Time deposits of $405,526,000 ($364,816,000 – 31 December 2019) and in Government or government-guaranteed obligations of $40,005,000 ($40,002,000 – 31 December 2019), available within one year of the balance sheet date to meet cash needs for general expenditure.

DUE FROM CONTRIBUTORS comprised mainly of contributions received from ADF 12 (Note F). The ADF 12 donors agreed to allocate $461,472,000 to the TASF which covers 2017–2020. The TASF replenishment from ADF 12 will form part of the financial assets available when contributions are received from donors and are made available for operational commitment.

NOTE I—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 30 June 2020 through 19 August 2020, the date these condensed financial statements are available for issuance. As a result of this evaluation, there are no subsequent events that require recognition or disclosure in the TASF's condensed financial statements as of 30 June 2020.

ASIAN DEVELOPMENT BANK—JAPAN SPECIAL FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
30 June 2020 and 31 December 2019
Expressed in Thousands of US Dollars

	30 June (Unaudited)			31 December (Audited)		
	ACCSF	JSF Regular and Supplementary	Total	ACCSF	JSF Regular and Supplementary	Total
ASSETS						
DUE FROM BANKS (Note G)	$ 198	$ 1,828	$ 2,026	$ 197	$ 1,868	$ 2,065
INVESTMENTS FOR LIQUIDITY PURPOSE (Notes C and G)						
Time deposits	39,190	71,001	110,191	39,016	70,687	109,703
ACCRUED REVENUE	0	1	1	21	39	60
TOTAL	$ 39,388	$ 72,830	$ 112,218	$ 39,234	$ 72,594	$ 111,828
LIABILITIES AND NET ASSETS						
ACCOUNTS PAYABLE AND OTHER LIABILITIES (Note D)	$ –	$ 13	$ 13	$ –	$ 30	$ 30
TOTAL LIABILITIES	–	13	13	–	30	30
NET ASSETS (JSF-2), represented by: Uncommitted balances						
Without donor restrictions	–	72,817	72,817	–	72,564	72,564
With donor restrictions (Note E)	28,199	–	28,199	28,199	–	28,199
	28,199	72,817	101,016	28,199	72,564	100,763
Net accumulated investment income With donor restrictions (Note E)	11,189	–	11,189	11,035	–	11,035
	39,388	72,817	112,205	39,234	72,564	111,798
TOTAL	$ 39,388	$ 72,830	$ 112,218	$ 39,234	$ 72,594	$ 111,828

0 = Less than $500.

The accompanying Notes are an integral part of these condensed financial statements (JSF-4).

ASIAN DEVELOPMENT BANK—JAPAN SPECIAL FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS—UNAUDITED
For the Six Months Ended 30 June 2020 and 2019
Expressed in Thousands of US Dollars

	2020			2019		
	ACCSF	JSF Regular and Supplementary	Total	ACCSF	JSF Regular and Supplementary	Total
CHANGES IN NET ASSETS WITHOUT DONOR RESTRICTIONS						
REVENUE FROM INVESTMENTS FOR LIQUIDITY PURPOSE (Note C)	$ –	$ 276	$ 276	$ –	$ 863	$ 863
REVENUE FROM OTHER SOURCES	–	5	5	–	21	21
Total	–	281	281	–	884	884
EXPENSES Administrative expenses (Note F)	–	(28)	(28)	–	(26)	(26)
INCREASE IN NET ASSETS WITHOUT DONOR RESTRICTIONS	–	253	253	–	858	858
CHANGES IN NET ASSETS WITH DONOR RESTRICTIONS						
REVENUE FROM INVESTMENTS FOR LIQUIDITY PURPOSE AND OTHER SOURCES (Note C)	154	–	154	479	–	479
INCREASE IN NET ASSETS WITH DONOR RESTRICTIONS	154	–	154	479	–	479
INCREASE IN NET ASSETS	154	253	407	479	858	1,337
NET ASSETS AT BEGINNING OF PERIOD	39,234	72,564	111,798	38,356	71,024	109,380
NET ASSETS AT END OF PERIOD	$ 39,388	$ 72,817	$ 112,205	$ 38,835	$ 71,882	$ 110,717

The accompanying Notes are an integral part of these condensed financial statements (JSF-4).

84

ASIAN DEVELOPMENT BANK—JAPAN SPECIAL FUND
CONDENSED STATEMENT OF CASH FLOWS
For the Six Months Ended 30 June 2020 and 2019
Expressed in Thousands of US Dollars

	2020			2019		
	ACCSF	JSF Regular and Supplementary	Total	ACCSF	JSF Regular and Supplementary	Total
CASH FLOWS FROM OPERATING ACTIVITIES						
Interest received on investments for liquidity purpose	$ 174	$ 314	$ 488	$ 496	$ 909	$ 1,405
Net cash received from other sources	1	5	6	9	21	30
Administrative expenses paid	–	(45)	(45)	–	(52)	(52)
Net Cash Provided by Operating Activities	175	274	449	505	878	1,383
CASH FLOWS FROM INVESTING ACTIVITIES						
Maturities of investments for liquidity purpose	978,686	1,773,167	2,751,853	982,092	1,808,178	2,790,270
Purchases of investments for liquidity purpose	(978,860)	(1,773,481)	(2,752,341)	(982,588)	(1,809,087)	(2,791,675)
Net Cash Used in Investing Activities	(174)	(314)	(488)	(496)	(909)	(1,405)
Net Increase (Decrease) in Due from Banks	1	(40)	(39)	9	(31)	(22)
Due from Banks at Beginning of Period	197	1,868	2,065	187	1,920	2,107
Due from Banks at End of Period	$ 198	$ 1,828	$ 2,026	$ 196	$ 1,889	$ 2,085

The accompanying Notes are an integral part of these condensed financial statements (JSF-4).

ASIAN DEVELOPMENT BANK—JAPAN SPECIAL FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Six Months Ended 30 June 2020 and 2019
(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2019 audited financial statements and the notes included therein. In the opinion of Management, all material adjustments necessary for a fair statement of the results of operations for the six months ended 30 June 2020 and 2019 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Presentation of the Financial Statements

The financial statements are presented on the basis of those for not-for-profit organizations and as net assets with and without donor restrictions. Asian Currency Crisis Support Facility (ACCSF) funds are separately reported in the financial statements. The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America (US GAAP) requires Management to make reasonable estimates and assumptions that affect the reported amounts of assets and liabilities as of the end of the period and the reported amounts of revenue and expenses during the period. The actual results could differ from those estimates.

The financial statements are expressed in US dollars. The US dollar is the functional and reporting currency of the Japan Special Fund (JSF), representing the currency of the primary economic operating environment.

The JSF reports donor's contributed cash and other assets as support without donor restrictions as these are made available to the JSF without conditions other than for the purposes of pursuing the objectives of the JSF.

The JSF reports donor's contributed cash and other assets as support with donor restrictions if they are received with donor stipulations that limit the use of the donated assets. When the donor restriction expires, that is, when a stipulated time or purpose restriction is accomplished, net assets with donor restrictions are reclassified to net assets without donor restrictions and reported in the Statement of Activities and Changes in Net Assets as NET ASSETS RELEASED TO ASSETS WITHOUT DONOR RESTRICTIONS.

Fair Value of Financial Instruments

Accounting Standards Codification (ASC) 820, "*Fair Value Measurement*" defines fair value (FV) as the price that would be received to sell an asset or paid to transfer a liability at measurement date in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, or in the absence of principal market, in the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The FV measurement is not adjusted for transaction costs.

Fair Value Hierarchy

ASC 820 establishes a FV hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3).

86

continued

The FVs of ADB's financial assets and liabilities are categorized as follows:

Level 1: FVs are based on unadjusted quoted prices for identical assets or liabilities in active markets.
Level 2: FVs are based on quoted prices for similar assets or liabilities in active markets or markets that are not active; or valuation models for which significant inputs are obtained from market-based data that are observable.
Level 3: FVs are based on prices or valuation models for which significant inputs to the model are unobservable.

Accounting and Reporting Developments

In August 2018, as part of Financial Accounting Standards Board's (FASB) disclosure framework project that is based on the newly issued FASB Statement of Financial Accounting Concepts No. 8 *"Conceptual Framework for Financial Reporting—Chapter 8: Notes to Financial Statements"*, the FASB issued Accounting Standard Update 2018-13 *"Fair Value Measurement (Topic 820)—Disclosure Framework— Changes to the Disclosure Requirements for Fair Value Measurement"* which modifies and aims to improve the disclosure requirements on fair value measurements in Topic 820, Fair Value Measurement. This amendment took effect on 1 January 2020 but did not have a material impact on JSF's financial statements.

NOTE C—INVESTMENTS FOR LIQUIDITY PURPOSE

All investments for liquidity purpose held as of 30 June 2020 and 31 December 2019 were in US dollar time deposits.

Interest income on time deposits is recognized as earned and reported in REVENUE FROM INVESTMENTS FOR LIQUIDITY PURPOSE.

The annualized rates of return on the average investments for liquidity purpose held under JSF and ACCSF during the six months ended 30 June 2020, based on the portfolio held at the beginning and end of each month, were 0.78% and 0.78%, respectively (2.48% and 2.48%, respectively – 2019).

Fair Value Disclosure

The FV of INVESTMENTS FOR LIQUIDITY PURPOSE as of 30 June 2020 and 31 December 2019 is as follows:

($ thousand)

| | Total | Fair Value Measurements | | |
		Level 1	Level 2	Level 3
30 June 2020				
Investments for liquidity purpose				
Time deposits	$ 110,191	$ —	$ 110,191	$ —
31 December 2019				
Investments for liquidity purpose				
Time deposits	$ 109,703	$ —	$ 109,703	$ —

Time deposits are reported at cost, which approximates FV.

continued

NOTE D—RELATED PARTY TRANSACTIONS

The ordinary capital resources (OCR) and Special Funds resources are at all times used, committed, and invested entirely separately from each other. The administrative and operational expenses pertaining to JSF are settled regularly with OCR and other funds. Regional technical assistance projects and programs may be combined activities financed by Special Funds and trust funds.

As of 30 June 2020, $13,000 ($22,000 – 31 December 2019) was payable by JSF to OCR which is included in the ACCOUNTS PAYABLE AND OTHER LIABILITIES.

NOTE E—CONTRIBUTIONS AND NET ASSETS WITH DONOR RESTRICTIONS

Contributions received for specific TA projects/programs are classified as support with donor restrictions. As of 30 June 2020, the remaining uncommitted balance with donor restrictions pertains to the ACCSF which amounted to $28,199,000 ($28,199,000 – 31 December 2019) and net accumulated income from investments for liquidity purpose for settlement of all administrative expenses amounted to $11,189,000 ($11,035,000 – 31 December 2019).

NOTE F—ADMINISTRATIVE EXPENSES

Administrative expenses include salaries and benefits, which are incurred for management and general supporting activities. For the six months ended 30 June 2020, salaries and benefits amounted to $28,000 ($26,000 – 2019).

NOTE G—LIQUIDITY AND AVAILABILITY OF RESOURCES

Liquidity risk refers to the risk that the fund has difficulties in meeting its short-term obligations. As part of JSF's liquidity management, it has a policy to structure its financial assets to be available as its general expenditures, liabilities, and other obligations come due. In addition, as part of its liquidity management, JSF invests cash in excess of daily requirements in short-term investments.

As of 30 June 2020, the JSF has liquidity of $72,829,000 ($72,555,000 – 31 December 2019) consisting of DUE FROM BANKS of $1,828,000 ($1,868,000 – 31 December 2019) and INVESTMENTS FOR LIQUIDITY PURPOSE in time deposits of $71,001,000 ($70,687,000 – 31 December 2019), available within one year of the balance sheet date to meet cash needs for general expenditure. See Note E for discussions relating to donor restrictions on ACCSF's uncommitted balance.

NOTE H—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 30 June 2020 through 19 August 2020, the date these condensed financial statements are available for issuance. As a result of this evaluation, there are no subsequent events that require recognition or disclosure in the JSF's condensed financial statements as of 30 June 2020.

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT BANK INSTITUTE
CONDENSED STATEMENT OF FINANCIAL POSITION
30 June 2020 and 31 December 2019
Expressed in Thousands of US Dollars

	30 June (Unaudited)		31 December (Audited)	
ASSETS				
DUE FROM BANKS (Note I)		$ 26,050		$ 17,053
INVESTMENTS FOR LIQUIDITY PURPOSE (Notes C and I)				
Time deposits		3,916		3,899
PROPERTY, FURNITURE, AND EQUIPMENT (Note D)		7,541		8,807
DUE FROM CONTRIBUTORS (Note F)		–		6,172
LONG-TERM GUARANTEE DEPOSITS (Note E)		1,323		1,308
OTHER ASSETS		618		80
TOTAL		**$ 39,448**		**$ 37,319**
LIABILITIES AND UNCOMMITTED BALANCES				
ACCOUNTS PAYABLE AND OTHER LIABILITIES				
Accrued pension and postretirement medical benefit costs	$ 8,054		$ 7,942	
Asset reinstatement obligations (Note E)	1,005		994	
Lease liability (Note E)	7,296		8,561	
Others	918	$ 17,273	1,068	$ 18,565
UNCOMMITTED BALANCES (ADBI-2), represented by:				
Net assets without donor restrictions	21,205		18,752	
Net assets with donor restrictions (Note G)	970	22,175	2	18,754
TOTAL		**$ 39,448**		**$ 37,319**

The accompanying Notes are an integral part of these condensed financial statements (ADBI-4).

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT BANK INSTITUTE
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS—UNAUDITED
For the Six Months Ended 30 June 2020 and 2019
Expressed in Thousands of US Dollars

	2020	2019
CHANGES IN NET ASSETS WITHOUT DONOR RESTRICTIONS		
CONTRIBUTIONS (Note F)	$ 7,143	$ 8,215
REVENUE		
From rental (Note G)	160	158
From investments for liquidity purpose (Note C)	15	48
From other sources—net (Notes G and H)	329	326
NET ASSETS RELEASED FROM ASSETS WITH DONOR RESTRICTIONS	–	44
Total	7,647	8,791
EXPENSES		
Administrative expenses (Notes G and H)	(3,984)	(3,840)
Program expenses (Note G)	(1,386)	(2,134)
Total	(5,370)	(5,974)
CONTRIBUTIONS AND REVENUE IN EXCESS OF EXPENSES	2,277	2,817
EXCHANGE GAINS—net	106	208
TRANSLATION ADJUSTMENTS	70	38
INCREASE IN NET ASSETS WITHOUT DONOR RESTRICTIONS	2,453	3,063
CHANGES IN NET ASSETS WITH DONOR RESTRICTIONS		
REVENUE FROM OTHER SOURCES (Note G)	968	46
NET ASSETS RELEASED TO ASSETS WITHOUT DONOR RESTRICTIONS	–	(44)
INCREASE IN NET ASSETS WITH DONOR RESTRICTIONS	968	2
INCREASE IN NET ASSETS	3,421	3,065
NET ASSETS AT BEGINNING OF PERIOD	18,754	16,310
NET ASSETS AT END OF PERIOD	$ **22,175**	$ **19,375**

The accompanying Notes are an integral part of these condensed financial statements (ADBI-4).

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT BANK INSTITUTE
CONDENSED STATEMENT OF CASH FLOWS—UNAUDITED
For the Six Months Ended 30 June 2020 and 2019
Expressed in Thousands of US Dollars

	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES		
Contributions received	$ 13,260	$ 14,966
Interest received on investments for liquidity purpose	17	50
Expenses paid	(5,948)	(5,368)
Others—net	1,563	737
Net Cash Provided by Operating Activities	8,892	10,385
CASH FLOWS FROM INVESTING ACTIVITIES		
Maturities of investments for liquidity purpose	97,811	99,728
Purchases of investments for liquidity purpose	(97,828)	(99,778)
Net Cash Used in Investing Activities	(17)	(50)
Effect of Exchange Rate Changes on Due from Banks	122	(246)
Net Increase in Due From Banks	8,997	10,089
Due From Banks at Beginning of Period	17,053	12,391
Due From Banks at End of Period	$ 26,050	$ 22,480

The accompanying Notes are an integral part of these condensed financial statements (ADBI-4).

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT BANK INSTITUTE
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Six Months Ended 30 June 2020 and 2019
(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2019 audited financial statements and the notes included therein. In the opinion of Management, all material adjustments necessary for a fair statement of the results of operations for the six months ended 30 June 2020 and 2019 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Presentation of the Financial Statements

The financial statements are presented on the basis of those for not-for-profit organizations. The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America (US GAAP) requires Management to make reasonable estimates and assumptions that affect the reported amounts of assets and liabilities as of the end of the period and the reported amounts of revenue and expenses during the period. The actual results could differ from those estimates.

The functional currency of Asian Development Bank Institute (the Institute) is yen, representing the currency of primary economic operating environment of the Institute. The reporting currency is the US dollar and the financial statements are expressed in US dollars.

The Institute reports donor's contributed cash and other assets as support without donor restrictions as these are made available to the Institute without conditions other than for the purposes of pursuing the objectives of the Institute. To date, contributions from Japan, Republic of Korea, Australia, Indonesia and People's Republic of China have been received.

The Institute reports donor's contributed cash and other assets as support with donor restrictions if they are received with donor stipulations that limit the use of the donated assets. When the donor restriction expires, that is, when a stipulated time or purpose restriction is accomplished, net assets with donor restrictions are reclassified to net assets without donor restrictions and reported in the Statement of Activities and Changes in Net Assets as NET ASSETS RELEASED TO ASSETS WITHOUT DONOR RESTRICTIONS.

Fair Value of Financial Instruments

Accounting Standards Codification (ASC) 820, "*Fair Value Measurement*" defines fair value (FV) as the price that would be received to sell an asset or paid to transfer a liability at measurement date in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, or in the absence of principal market, in the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The FV measurement is not adjusted for transaction cost.

Fair Value Hierarchy

ASC 820 establishes a FV hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3).

continued

The FVs of ADB's financial assets and liabilities are categorized as follows:

Level 1: FVs are based on unadjusted quoted prices for identical assets or liabilities in active markets.
Level 2: FVs are based on quoted prices for similar assets or liabilities in active markets or markets that are not active; or valuation models for which significant inputs are obtained from market-based data that are observable.
Level 3: FVs are based on prices or valuation models for which significant inputs to the model are unobservable.

Accounting and Reporting Developments

In August 2018, the Financial Accounting Standards Board (FASB) issued the following Accounting Standard Updates (ASUs) as part of its disclosure framework project that is based on the newly issued FASB Statement of Financial Accounting Concepts No. 8 *"Conceptual Framework for Financial Reporting— Chapter 8: Notes to Financial Statements"*: (i) ASU 2018-13 *"Fair Value Measurement (Topic 820)— Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement"* which modifies and aims to improve the disclosure requirements on fair value measurements in Topic 820, Fair Value Measurement. This amendment took effect on 1 January 2020, but did not have a material impact on the Institute's financial statements; and (ii) ASU 2018-14 *"Compensation—Retirement Benefits— Defined Benefit Plans—General (Subtopic 715-20)—Disclosure Framework—Changes to the Disclosure Requirements for Defined Benefit Plans"* which remove disclosures that no longer are considered cost-beneficial, clarify the specific requirements of disclosures, and add disclosure requirements identified as relevant. This amendment is effective on 1 January 2022. The Institute is currently assessing the impact of this ASU on its financial statements.

In August 2018, the FASB issued ASU 2018-15, *"Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Customer's Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract"* which align the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software (and hosting arrangements that include an internal-use software license). This amendment is effective on 1 January 2021 where requirements should be applied either retrospectively or prospectively to all implementation costs incurred after the date of adoption. The Institute is currently assessing the impact of this ASU on its financial statements.

NOTE C—INVESTMENTS FOR LIQUIDITY PURPOSE

All investments for liquidity purpose held as of 30 June 2020 and 31 December 2019 were in US dollar time deposits.

Interest income on time deposits is recognized as earned and reported in REVENUE From investments for liquidity purpose.

The annualized rates of return on the average investments for liquidity purpose held during the six months ended 30 June 2020, based on the portfolio held at the beginning and end of each month, was 0.79% (2.49% – 2019).

continued

Fair Value Disclosure

The FV of INVESTMENTS FOR LIQUIDITY PURPOSE as of 30 June 2020 and 31 December 2019 is as follows:

($ thousand)

| | | Fair Value Measurements | | |
	Total	Level 1	Level 2	Level 3
30 June 2020				
Investments for liquidity purpose				
Time deposits	$ 3,916	$ —	$ 3,916	$ —
31 December 2019				
Investments for liquidity purpose				
Time deposits	$ 3,899	$ —	$ 3,899	$ —

Time deposits are reported at cost, which approximates FV.

NOTE D—PROPERTY, FURNITURE, AND EQUIPMENT

As of 30 June 2020, property, furniture and equipment was $7,541,000 ($8,807,000 – 31 December 2019), which consists of $16,000 for office furniture, fixtures, and equipment ($21,000 – 31 December 2019), and $7,525,000 for right-of use asset relating to the Institute's office lease ($8,786,000 – 31 December 2019). Additional information on right-of-use asset is provided in Note E.

NOTE E—LEASE

Right-of-use asset and Lease liability

The Institute's right-of-use asset and lease liability pertain to its leased office space, classified as an operating lease. Rental expenses under operating leases for the six months ended 30 June 2020 and 2019 were $1,354,000 and $1,334,000, respectively. As of 30 June 2020, the right-of-use asset of $7,525,000 ($8,786,000 – 31 December 2019), which included prepaid rent of $228,000 ($225,000 – 31 December 2019), was presented as part of PROPERTY, FURNITURE, AND EQUIPMENT. The lease liability of $7,296,000 as of 30 June 2020 ($8,561,000 – 31 December 2019) was presented as part of ACCOUNTS PAYABLE AND OTHER LIABILITIES in the Institute's Statement of Financial Position.

The Institute's lease agreement for its office space was renewed until 31 March 2023. The sublease has been classified as an operating lease. The Institute's sublease agreement for a part of its office space was also renewed accordingly. Additional information on the sublease is provided in Note G.

Long-term guarantee deposits

The Institute leases office space and deposits the equivalent of six months of office rent to the lessor, as stipulated in the contract of lease signed in 1997. The amount is updated every contract renewal. The last renewal date was 1 April 2017. As of 30 June 2020, the LONG-TERM GUARANTEE DEPOSITS presented in the Institute's Statement of Financial Position amounted to $1,323,000 ($1,308,000 – 31 December 2019).

continued

Asset reinstatement obligations

The Institute has recorded estimated asset reinstatement obligations for restoration costs to be incurred upon termination of its office space lease. As of 30 June 2020, asset reinstatement obligations amounted to $1,005,000 ($994,000 – 31 December 2019) and presented as part of ACCOUNTS PAYABLE AND OTHER LIABILITIES in the Institute's Statement of Financial Position.

NOTE F—CONTRIBUTIONS

Contributions pertain to donations from governments of ADB's member countries and are approved by the ADB Board of Directors. Contributions are recognized in the Statement of Activities and Changes in Net Assets when unconditional commitments are received from the donors.

Contributions committed and received during the six months ended 30 June 2020 and 2019 are as follows:

(in thousands)

Donor	Amount of commitment		Commitment date	Receipt date
	LC	USD		
Government of Japan				
36th contribution	¥ 672,070	$ 6,268	June 2020	29 June 2020
35th contribution	¥ 672,068	$ 6,172	December 2019	22 January 2020
34th contribution	¥ 692,534	$ 6,455	June 2019	24 June 2019
33rd contribution	¥ 98,604	$ 885	March 2019	19 March 2019
32nd contribution	¥ 672,069	$ 6,094	December 2018	18 January 2019
Government of Republic of Korea				
1st installment of the 4th contribution		$ 875	May 2020	28 May 2020
3rd installment of the 3rd contribution		$ 875	March 2019	30 April 2019

LC = local currency, USD = US dollar.

NOTE G—REVENUE AND EXPENSES

Revenue from rental

Revenue from rental consists of sublease rental income totaling $160,000 for the six months ended 30 June 2020 ($158,000 – 2019) received according to a space-sharing agreement with the Japanese Representative Office of ADB. The transactions with ADB were made in the ordinary course of business and negotiated at arm's length.

Revenue from other sources

Revenue from other sources include fees from service fees to OCR, honorariums, publication royalties, and grants from private donors.

Grants received from private donors for a specific purpose or program are classified as support with donor restrictions. The net assets with donor restrictions including net accumulated interest income as of 30 June 2020 of $970,000 ($2,000 – 31 December 2019) are restricted for non-sewered sanitation program expenses.

During the six months ended 30 June 2020, there were no net assets released to assets without donor restrictions ($44,000 – 2019) relating to non-sewered sanitation program expenses which have satisfied the conditions specified by the donor.

continued

Administrative expenses

Administrative expenses include salaries and benefits, office and occupancy, travel, external services and other expenses, which are incurred for management and general supporting activities. The following table summarizes administrative expenses for the six months ended 30 June 2020 and 2019:

($ thousand)

	2020	2019
Salaries and benefits	$ 2,093	$ 1,869
Office and occupancy[a]	1,586	1,551
External services	220	147
Travel	66	252
Other expenses	19	21
Total Administrative Expenses	$ 3,984	$ 3,840

[a] Includes operating lease expense (Note E).

Program expenses

Program expenses generally represent trainings and seminars and consultant expenses related to research and capacity building projects of the Institute. The following table summarizes program expenses for the six months ended 30 June 2020 and 2019:

($ thousand)

	2020	2019
Trainings and seminars	$ 1,098	$ 1,649
Consultants	288	485
Total Program Expenses	$ 1,386	$ 2,134

NOTE H—RELATED PARTY TRANSACTIONS

ADB has not allocated service fees to the Institute for a range of administrative and financial services such as managing the investments or administering the Staff Retirement Plan and Post-Retirement Group Medical Insurance Plan. The fair value of those personnel services has been estimated to be 10 basis points of the average balance of the Institute's liquid assets. For the six months ended 30 June 2020, the calculated service fee was $12,100 ($10,100 – 2019) and recorded as Administrative expenses and REVENUE From other sources—net. The transaction has no impact on the net assets of the Institute.

Included in ACCOUNTS PAYABLE AND OTHER LIABILITIES were the amounts net payable to OCR of $127,000 at 30 June 2020 ($9,000 – 31 December 2019). The payable resulted from transactions in the normal course of business.

NOTE I—LIQUIDITY AND AVAILABILITY OF RESOURCES

Liquidity risk refers to the risk that the fund has difficulties in meeting its short-term obligations. As part of the Institute's liquidity management, it has a policy to structure its financial assets to be available as its general expenditures, liabilities, and other obligations come due. In addition, as part of its liquidity management, the Institute invests cash in excess of daily requirements in short-term investments.

continued

As of 30 June 2020, the Institute has liquidity of $29,966,000 ($20,952,000 – 31 December 2019) consisting of DUE FROM BANKS of $26,050,000 ($17,053,000 – 31 December 2019) and INVESTMENTS FOR LIQUIDITY PURPOSE in time deposits of $3,916,000 ($3,899,000 – 31 December 2019), available within one year of the balance sheet date to meet cash needs for general expenditure. See Note G for discussions relating to donor restrictions on the Institute's uncommitted balance.

NOTE J—SUBSEQUENT EVENTS

The Institute has evaluated subsequent events after 30 June 2020 through 19 August 2020, the date these condensed financial statements are available for issuance. As a result of this evaluation, there are no subsequent events that require recognition or disclosure in the Institute's condensed financial statements as of 30 June 2020.

ASIAN DEVELOPMENT BANK—REGIONAL COOPERATION AND INTEGRATION FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
30 June 2020 and 31 December 2019
Expressed in Thousands of US Dollars

	30 June (Unaudited)		31 December (Audited)	
ASSETS				
DUE FROM BANKS (Note H)	$	6,154	$	3,490
INVESTMENTS FOR LIQUIDITY PURPOSE (Notes C and H)				
Time deposits		36,356		10,309
ACCRUED REVENUE		0		6
ADVANCES FOR TECHNICAL ASSISTANCE				
AND OTHER ASSETS		17		39
TOTAL	**$**	**42,527**	**$**	**13,844**
LIABILITIES AND UNCOMMITTED BALANCES				
ACCOUNTS PAYABLE AND OTHER LIABILITIES (Note D)	$	33	$	150
UNDISBURSED TECHNICAL ASSISTANCE (Note E)		7,888		8,779
TOTAL LIABILITIES		7,921		8,929
UNCOMMITTED BALANCES (RCIF-2), represented by:				
Net assets without donor restrictions		34,606		4,915
TOTAL	**$**	**42,527**	**$**	**13,844**

0 = Less than $500.
The accompanying Notes are an integral part of these condensed financial statements (RCIF-4).

ASIAN DEVELOPMENT BANK—REGIONAL COOPERATION AND INTEGRATION FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS—UNAUDITED
For the Six Months Ended 30 June 2020 and 2019
Expressed in Thousands of US Dollars

	2020	2019
CHANGES IN NET ASSETS WITHOUT DONOR RESTRICTIONS		
CONTRIBUTIONS (Note F)	$ 30,000	$ —
REVENUE		
From investments for liquidity purpose (Note C)	41	187
From other sources	8	3
Total	30,049	190
EXPENSES		
Technical assistance—net (Notes E and G)	(297)	(1,119)
Administrative and financial expenses (Notes D and G)	(60)	(93)
Total	(357)	(1,212)
CONTRIBUTIONS AND REVENUE IN EXCESS OF (LESS THAN) EXPENSES	29,692	(1,022)
EXCHANGE LOSSES—net	(1)	(2)
INCREASE (DECREASE) IN NET ASSETS	29,691	(1,024)
NET ASSETS AT BEGINNING OF PERIOD	4,915	9,745
NET ASSETS AT END OF PERIOD	**$ 34,606**	**$ 8,721**

The accompanying Notes are an integral part of these condensed financial statements (RCIF-4).

ASIAN DEVELOPMENT BANK—REGIONAL COOPERATION AND INTEGRATION FUND
CONDENSED STATEMENT OF CASH FLOWS—UNAUDITED
For the Six Months Ended 30 June 2020 and 2019
Expressed in Thousands of US Dollars

	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES		
Contributions received	$ 30,000	$ –
Interest received on investments for liquidity purpose	47	196
Cash received from other sources	8	3
Technical assistance disbursed	(1,232)	(1,907)
Administrative and financial expenses paid	(112)	(96)
Net Cash Provided by (Used in) Operating Activities	28,711	(1,804)
CASH FLOWS FROM INVESTING ACTIVITIES		
Maturities of investments for liquidity purpose	284,617	392,609
Purchases of investments for liquidity purpose	(310,664)	(391,304)
Net Cash (Used in) Provided by Investing Activities	(26,047)	1,305
Net Increase (Decrease) in Due From Banks	2,664	(499)
Due from Banks at Beginning of Period	3,490	2,630
Due from Banks at End of Period	$ 6,154	$ 2,131

The accompanying Notes are an integral part of these condensed financial statements (RCIF-4).

ASIAN DEVELOPMENT BANK—REGIONAL COOPERATION AND INTEGRATION FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Six Months Ended 30 June 2020 and 2019
(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2019 audited financial statements and the notes included therein. In the opinion of Management, all material adjustments necessary for a fair statement of the results of operations for the six months ended 30 June 2020 and 2019 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Presentation of the Financial Statements

The financial statements are presented on the basis of those for not-for-profit organizations. The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America (US GAAP) requires Management to make reasonable estimates and assumptions that affect the reported amounts of assets and liabilities as of the end of the period and the reported amounts of revenue and expenses during the period. The actual results could differ from those estimates.

The financial statements are expressed in US dollars. The US dollar is the functional and reporting currency of the Regional Cooperation and Integration Fund (RCIF), representing the currency of the primary economic operating environment.

Fair Value of Financial Instruments

Accounting Standards Codification (ASC) 820, "*Fair Value Measurement*" defines fair value (FV) as the price that would be received to sell an asset or paid to transfer a liability at measurement date in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, or in the absence of principal market, in the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The FV measurement is not adjusted for transaction costs.

Fair Value Hierarchy

ASC 820 establishes a FV hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3).

The FVs of ADB's financial assets and liabilities are categorized as follows:

Level 1: FVs are based on unadjusted quoted prices for identical assets or liabilities in active markets.
Level 2: FVs are based on quoted prices for similar assets or liabilities in active markets or markets that are not active; or valuation models for which significant inputs are obtained from market-based data that are observable.
Level 3: FVs are based on prices or valuation models for which significant inputs to the model are unobservable.

continued

Accounting and Reporting Developments

In August 2018, as part of Financial Accounting Standards Board's (FASB) disclosure framework project that is based on the newly issued FASB Statement of Financial Accounting Concepts No. 8 *"Conceptual Framework for Financial Reporting—Chapter 8: Notes to Financial Statements"*, the FASB issued Accounting Standard Update 2018-13, *"Fair Value Measurement (Topic 820)—Disclosure Framework— Changes to the Disclosure Requirements for Fair Value Measurement"* which modifies and aims to improve the disclosure requirements on fair value measurements in Topic 820, Fair Value Measurement. This amendment took effect on 1 January 2020 but did not have a material impact on RCIF's financial statements.

NOTE C—INVESTMENTS FOR LIQUIDITY PURPOSE

All investments for liquidity purpose held as of 30 June 2020 and 31 December 2019 were in US dollar time deposits.

Interest income on time deposits is recognized as earned and reported in REVENUE From investments for liquidity purpose.

The annualized rate of return on the average investments for liquidity purpose held during the six months ended 30 June 2020, based on the portfolio held at the beginning and end of each month, was 0.68% (2.48% – 2019).

Fair Value Disclosure

The FV of INVESTMENTS FOR LIQUIDITY PURPOSE as of 30 June 2020 and 31 December 2019 is as follows:

($ thousand)

| | Total | Fair Value Measurements | | |
		Level 1	Level 2	Level 3
30 June 2020				
Investments for liquidity purpose				
Time deposits	$ 36,356	$ –	$ 36,356	$ –
31 December 2019				
Investments for liquidity purpose				
Time deposits	$ 10,309	$ –	$ 10,309	$ –

Time deposits are reported at cost, which approximates FV.

NOTE D—RELATED PARTY TRANSACTIONS

The ordinary capital resources (OCR) and Special Funds resources are at all times used, committed, and invested entirely separately from each other. The administrative and operational expenses pertaining to the RCIF are settled regularly with OCR and the other funds. Regional technical assistance projects and programs may be combined activities financed by Special Funds and trust funds. ADB charges a service fee to cover ADB's incremental cost for the administration, management, supervision and operation of the RCIF and RCI Trust Fund, a trust fund administered by ADB. The service fee is currently 5% of the amount disbursed for technical assistance and 2% of the amount disbursed for grant components of investment projects. See Note G for service fees during the six months ended 30 June 2020 and 2019.

continued

The interfund account balances included in ACCOUNTS PAYABLE AND OTHER LIABILITIES as of 30 June 2020 and 31 December 2019 are as follows:

($ thousand)

	30 June 2020	31 December 2019
Payable to:		
Ordinary capital resources	$ 18	$ 68
Technical Assistance Special Fund	15	69
Trust Funds—net	–	1
Total	$ 33	$ 138

NOTE E—TECHNICAL ASSISTANCE AND UNDISBURSED TECHNICAL ASSISTANCE

Technical assistance (TA) is recognized as expense in the financial statements when the project becomes effective. Undisbursed TAs are denominated in US dollars and represent effective TAs not yet disbursed and unliquidated. During the six months ended 30 June 2020, there was one TA project amounting to $500,000 that became effective (three TA projects totaling $1,800,000 – 2019), and undisbursed amounts of $203,000 ($681,000 – 2019) were written back as reduction in the effective TA.

Undisbursed TAs are denominated in US dollars and represent effective TAs not yet disbursed and unliquidated.

NOTE F—CONTRIBUTIONS

In May 2020, the RCIF received $30,000,000 following the Board of Governors' approval of the transfer of OCR's 2019 net income allocation (nil – 2019).

NOTE G—EXPENSES

Technical assistance—net

TA expenses are classified according to its nature using the budget allocation specified in the relevant TA agreement for the TAs that became effective during the period. The details of TA expenses for the six months ended 30 June 2020 and 2019 are as follows:

($ thousand)

	2020	2019
Consultants	$ 380	$ 1,048
Trainings and seminars	95	609
Studies	–	13
Other expenses–net[a]	(178)	(551)
Total	$ 297	$ 1,119

[a] Net of amounts written back as reduction in TA (See Note E).

continued

Administrative and financial expenses

Administrative and financial expenses include service fees to OCR and financial expenses, which are incurred for management and general supporting activities. The following table summarizes administrative expenses for the six months ended 30 June 2020 and 2019:

($ thousand)

	2020	2019
Service fees to OCR (Note D)	$ 59	$ 92
Financial expenses	1	1
Total	$ 60	$ 93

NOTE H—LIQUIDITY AND AVAILABILITY OF RESOURCES

Liquidity risk refers to the risk that the fund has difficulties in meeting its short-term obligations. As part of RCIF's liquidity management, it has a policy to structure its financial assets to be available as its general expenditures, liabilities, and other obligations come due. In addition, as part of its liquidity management, RCIF invests cash in excess of daily requirements in short-term investments.

As of 30 June 2020, the RCIF has liquidity of $42,510,000 ($13,799,000 – 31 December 2019) consisting of DUE FROM BANKS of $6,154,000 ($3,490,000 – 31 December 2019) and INVESTMENTS FOR LIQUIDITY PURPOSE in time deposits of $36,356,000 ($10,309,000 – 31 December 2019), available within one year of the balance sheet date to meet cash needs for general expenditure. None of the financial assets are subject to donor or other contractual restrictions that make them unavailable for general expenditure within one year of the balance sheet date.

NOTE I—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 30 June 2020 through 19 August 2020, the date these condensed financial statements are available for issuance. As a result of this evaluation, there are no subsequent events that require recognition or disclosure in the RCIF's condensed financial statements as of 30 June 2020.

104

CCF-1

ASIAN DEVELOPMENT BANK—CLIMATE CHANGE FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
30 June 2020 and 31 December 2019
Expressed in Thousands of US Dollars

	30 June (Unaudited)		31 December (Audited)	
ASSETS				
DUE FROM BANKS (Note H)	$	24,927	$	1,265
INVESTMENTS FOR LIQUIDITY PURPOSE (Notes C and H)				
Time deposits		20,385		21,790
ACCRUED REVENUE		0		12
ADVANCES FOR TECHNICAL ASSISTANCE AND GRANTS AND OTHER ASSETS (Note D)		46		37
TOTAL	**$**	**45,358**	**$**	**23,104**
LIABILITIES AND UNCOMMITTED BALANCES				
ACCOUNTS PAYABLE AND OTHER LIABILITIES (Note D)	$	74	$	203
UNDISBURSED TECHNICAL ASSISTANCE AND GRANTS (Note E)		12,889		13,013
TOTAL LIABILITIES		12,963		13,216
UNCOMMITTED BALANCES (CCF-2), represented by:				
Net assets without donor restrictions		32,395		9,888
TOTAL	**$**	**45,358**	**$**	**23,104**

0 = Less than $500.
The accompanying Notes are an integral part of these condensed financial statements (CCF-4).

ASIAN DEVELOPMENT BANK—CLIMATE CHANGE FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS—UNAUDITED
For the Six Months Ended 30 June 2020 and 2019
Expressed in Thousands of US Dollars

	2020	2019
CHANGES IN NET ASSETS WITHOUT DONOR RESTRICTIONS		
CONTRIBUTIONS (Note F)	$ 24,000	$ —
REVENUE		
From investments for liquidity purpose (Note C)	83	293
From other sources	3	15
Total	24,086	308
EXPENSES		
Technical assistance (Notes E and G)	(1,100)	(2,547)
Grants—net (Note E)	—	(233)
Administrative and financial expenses (Notes D and G)	(479)	(395)
Total	(1,579)	(3,175)
INCREASE (DECREASE) IN NET ASSETS	22,507	(2,867)
NET ASSETS AT BEGINNING OF PERIOD	9,888	17,613
NET ASSETS AT END OF PERIOD	**$ 32,395**	**$ 14,746**

The accompanying Notes are an integral part of these condensed financial statements (CCF-4).

ASIAN DEVELOPMENT BANK—CLIMATE CHANGE FUND
CONDENSED STATEMENT OF CASH FLOWS—UNAUDITED
For the Six Months Ended 30 June 2020 and 2019
Expressed in Thousands of US Dollars

	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES		
Contributions received	$ 24,000	$ –
Interest received on investments for liquidity purpose	95	310
Cash received from other activities	3	15
Technical assistance and grants disbursed	(1,233)	(1,843)
Administrative and financial expenses paid	(608)	(90)
Net Cash Provided by (Used in) Operating Activities	22,257	(1,608)
CASH FLOWS FROM INVESTING ACTIVITIES		
Maturities of investments for liquidity purpose	525,067	613,907
Purchases of investments for liquidity purpose	(523,662)	(612,717)
Net Cash Provided by Investing Activities	1,405	1,190
Net Increase (Decrease) in Due From Banks	23,662	(418)
Due from Banks at Beginning of Period	1,265	1,854
Due from Banks at End of Period	$ 24,927	$ 1,436

The accompanying Notes are an integral part of these condensed financial statements (CCF-4).

ASIAN DEVELOPMENT BANK—CLIMATE CHANGE FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Six Months Ended 30 June 2020 and 2019
(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2019 audited financial statements and the notes included therein. In the opinion of Management, all material adjustments necessary for a fair statement of the results of operations for the six months ended 30 June 2020 and 2019 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Presentation of the Financial Statements

The financial statements are presented on the basis of those for not-for-profit organizations. The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America (US GAAP) requires Management to make reasonable estimates and assumptions that affect the reported amounts of assets and liabilities as of the end of the period and the reported amounts of revenue and expenses during the period. The actual results could differ from those estimates.

The financial statements are expressed in US dollars. The US dollar is the functional and reporting currency of the Climate Change Fund (CCF), representing the currency of the primary economic operating environment.

Fair Value of Financial Instruments

Accounting Standards Codification (ASC) 820, "*Fair Value Measurement*" defines fair value (FV) as the price that would be received to sell an asset or paid to transfer a liability at measurement date in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, or in the absence of principal market, in the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The FV measurement is not adjusted for transaction costs.

Fair Value Hierarchy

ASC 820 establishes a FV hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3).

The FVs of ADB's financial assets and liabilities are categorized as follows:

Level 1: FVs are based on unadjusted quoted prices for identical assets or liabilities in active markets.
Level 2: FVs are based on quoted prices for similar assets or liabilities in active markets or markets that are not active; or valuation models for which significant inputs are obtained from market-based data that are observable.
Level 3: FVs are based on prices or valuation models for which significant inputs to the model are unobservable.

continued

Accounting and Reporting Developments

In August 2018, as part of Financial Accounting Standards Board's (FASB) disclosure framework project that is based on the newly issued FASB Statement of Financial Accounting Concepts No. 8 *"Conceptual Framework for Financial Reporting—Chapter 8: Notes to Financial Statements"*, the FASB issued Accounting Standard Update 2018-13, "*Fair Value Measurement (Topic 820)—Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement*" which modifies and aims to improve the disclosure requirements on fair value measurements in Topic 820, Fair Value Measurement. This amendment took effective on 1 January 2020 but did not have a material impact on CCF's financial statements.

NOTE C—INVESTMENTS FOR LIQUIDITY PURPOSE

All investments for liquidity purpose held as of 30 June 2020 and 31 December 2019 were in US dollar time deposits.

Interest income on time deposits is recognized as earned and reported in REVENUE From investments for liquidity purpose.

The annualized rate of return on the average investments for liquidity purpose held during the six months ended 30 June 2020, based on the portfolio held at the beginning and end of each month, was 0.79% (2.49% – 2019).

Fair Value Disclosure

The FV of INVESTMENTS FOR LIQUIDITY PURPOSE as of 30 June 2020 and 31 December 2019 is as follows:

($ thousand)

		Fair Value Measurements		
	Total	Level 1	Level 2	Level 3
30 June 2020				
Investments for liquidity purpose				
Time deposits	$ 20,385	$ –	$ 20,385	$ –
31 December 2019				
Investments for liquidity purpose				
Time deposits	$ 21,790	$ –	$ 21,790	$ –

Time deposits are reported at cost, which approximates FV.

NOTE D—RELATED PARTY TRANSACTIONS

The ordinary capital resources (OCR) and Special Funds resources are at all times used, committed, and invested entirely separately from each other. The administrative and operational expenses pertaining to the CCF are settled regularly with OCR and the other funds. Regional technical assistance projects and programs may be combined activities financed by Special Funds and trust funds. ADB charges a service fee to cover ADB's incremental cost for the administration, management, supervision and operation of the CCF. The service fee is currently 5% of the amount disbursed for technical assistance and 2% of the amount disbursed for grant components of investment projects. See Note G for service fees during the six months ended 30 June 2020 and 2019.

continued

The interfund account balances included in ADVANCES FOR TECHNICAL ASSISTANCE AND GRANTS AND OTHER ASSETS and ACCOUNTS PAYABLE AND OTHER LIABILITIES as of 30 June 2020 and 31 December 2019 are as follows:

($ thousand)

	30 June 2020	31 December 2019
Receivable from:		
Trust Funds	$ 19	$ 9
Payable to:		
Ordinary capital resources	$ 50	$ 134
Technical Assistance Special Fund	24	61
Total	$ 74	$ 195

NOTE E—TECHNICAL ASSISTANCE, GRANTS AND UNDISBURSED TECHNICAL ASSISTANCE AND GRANTS

Technical assistance (TA) and grants are recognized as expenses in the financial statements when the project becomes effective. Undisbursed TAs and grants are denominated in US dollars and represent effective TAs and grants not yet disbursed and unliquidated. During the six months ended 30 June 2020, one TA project and one supplementary TA totaling $1,100,000 became effective (one grant and one TA project totaling $3,300,000 – 2019), and no undisbursed amounts ($520,000 – 2019) were written back as reduction in the effective TA and grant.

Undisbursed TAs and grants are denominated in US dollars and represent effective TAs and grants not yet disbursed and unliquidated.

NOTE F—CONTRIBUTIONS

In May 2020, the CCF received $24,000,000 following the Board of Governors' approval of the transfer of OCR's 2019 net income allocation (nil – 2019).

NOTE G—EXPENSES

Technical assistance

TA expenses are classified according to their nature using the budget allocation specified in the relevant TA agreement for the TAs that became effective during the period. The details of TA expenses for the six months ended 30 June 2020 and 2019 is as follows:

($ thousand)

	2020	2019
Consultants	$ 730	$ 2,432
Trainings and seminars	225	390
Other expenses–net[a]	145	(275)
Total	$ 1,100	$ 2,547

[a] Net of amounts written back as reduction in TA (See Note E).

continued

Administrative and financial expenses

Administrative and financial expenses include consultants, service fees to OCR, and financial expenses, which are incurred for management and general supporting activities. The following table summarizes administrative and financial expenses for the six months ended 30 June 2020 and 2019:

($ thousand)

	2020	2019
Consultants	$ 417	$ 322
Service fees to OCR (Note D)	61	73
Financial expenses	1	0
Total	$ 479	$ 395

0 = Less than $500.

NOTE H—LIQUIDITY AND AVAILABILITY OF RESOURCES

Liquidity risk refers to the risk that the fund has difficulties in meeting its short-term obligations. As part of CCF's liquidity management, it has a policy to structure its financial assets to be available as its general expenditures, liabilities, and other obligations come due. In addition, as part of its liquidity management, CCF invests cash in excess of daily requirements in short-term investments.

As of 30 June 2020, the CCF has liquidity of $45,312,000 ($23,055,000 – 31 December 2019) consisting of DUE FROM BANKS of $24,927,000 ($1,265,000 – 31 December 2019) and INVESTMENTS FOR LIQUIDITY PURPOSE in time deposits of $20,385,000 ($21,790,000 – 31 December 2019), available within one year of the balance sheet date to meet cash needs for general expenditure. None of the financial assets are subject to donor or other contractual restrictions that make them unavailable for general expenditure within one year of the balance sheet date.

NOTE I—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 30 June 2020 through 19 August 2020, the date these condensed financial statements are available for issuance. As a result of this evaluation, there are no subsequent events that require recognition or disclosure in the CCF's condensed financial statements as of 30 June 2020.

ASIAN DEVELOPMENT BANK—ASIA PACIFIC DISASTER RESPONSE FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
30 June 2020 and 31 December 2019
Expressed in Thousands of US Dollars

	30 June (Unaudited)		31 December (Audited)	
ASSETS				
DUE FROM BANKS (Note H)	$	32,576	$	6,250
INVESTMENTS FOR LIQUIDITY PURPOSE (Notes C and H) Time deposits		60,002		14,917
ACCRUED REVENUE		1		8
ADVANCES FOR GRANTS		11,100		3,000
TOTAL	$	**103,679**	$	**24,175**
LIABILITIES AND UNCOMMITTED BALANCES				
ACCOUNTS PAYABLE AND OTHER LIABILITIES (Note D)	$	18	$	25
UNDISBURSED GRANTS (Note E)		11,647		3,000
TOTAL LIABILITIES		11,665		3,025
UNCOMMITTED BALANCES (APDRF-2 and Note F), represented by:				
Net assets without donor restrictions		20,014		21,150
Net assets with donor restrictions		72,000		—
TOTAL	$	**103,679**	$	**24,175**

The accompanying Notes are an integral part of these condensed financial statements (APDRF-4).

ASIAN DEVELOPMENT BANK—ASIA PACIFIC DISASTER RESPONSE FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS—UNAUDITED
For the Six Months Ended 30 June 2020 and 2019
Expressed in Thousands of US Dollars

	2020	2019
CHANGES IN NET ASSETS WITHOUT DONOR RESTRICTIONS		
CONTRIBUTIONS (Note F)	$ 10,000	$ –
REVENUE		
From investments for liquidity purpose (Note C)	54	188
From other sources	19	10
NET ASSETS RELEASED FROM ASSETS WITH DONOR RESTRICTIONS	3,000	–
Total	13,073	198
EXPENSES		
Grants—net (Note E)	(14,100)	127
Administrative expenses (Notes D and G)	(109)	(20)
Total	(14,209)	107
(DECREASE) INCREASE IN NET ASSETS WITHOUT DONOR RESTRICTIONS	(1,136)	305
CHANGES IN NET ASSETS WITH DONOR RESTRICTIONS		
CONTRIBUTIONS (Note F)	75,000	–
NET ASSETS RELEASED TO ASSETS WITHOUT DONOR RESTRICTIONS	(3,000)	–
INCREASE IN NET ASSETS WITH DONOR RESTRICTIONS	72,000	–
INCREASE IN NET ASSETS	70,864	305
NET ASSETS AT BEGINNING OF PERIOD	21,150	20,672
NET ASSETS AT END OF PERIOD	$ **92,014**	$ **20,977**

The accompanying Notes are an integral part of these condensed financial statements (APDRF-4).

ASIAN DEVELOPMENT BANK—ASIA PACIFIC DISASTER RESPONSE FUND
CONDENSED STATEMENT OF CASH FLOWS—UNAUDITED
For the Six Months Ended 30 June 2020 and 2019
Expressed in Thousands of US Dollars

	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES		
Contributions received	$ 85,000	$ —
Interest received on investments for liquidity purpose	61	201
Cash received from other sources	19	11
Grants disbursed	(13,552)	(2,985)
Administrative expenses paid	(117)	(45)
Net Cash Provided by (Used in) Operating Activities	71,411	(2,818)
CASH FLOWS FROM INVESTING ACTIVITIES		
Maturities of investments for liquidity purpose	324,453	397,514
Purchases of investments for liquidity purpose	(369,538)	(389,713)
Net Cash (Used In) Provided by Investing Activities	(45,085)	7,801
Net Increase in Due From Banks	26,326	4,983
Due from Banks at Beginning of Period	6,250	1,231
Due from Banks at End of Period	$ 32,576	$ 6,214

The accompanying Notes are an integral part of these condensed financial statements (APDRF-4).

ASIAN DEVELOPMENT BANK—ASIA PACIFIC DISASTER RESPONSE FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Six Months Ended 30 June 2020 and 2019
(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2019 audited financial statements and the notes included therein. In the opinion of Management, all material adjustments necessary for a fair statement of the results of operations for the six months ended 30 June 2020 and 2019 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Presentation of Financial Statements

The financial statements are presented on the basis of those for not-for-profit organizations. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (US GAAP) requires Management to make reasonable estimates and assumptions that affect the reported amounts of assets, liabilities and uncommitted balances as of the end of the period and the reported amounts of revenue and expenses during the period. The actual results could differ from those estimates.

The financial statements are expressed in US dollars. The US dollar is the functional and reporting currency of the Asia Pacific Disaster Response Fund (APDRF), representing the currency of the primary economic operating environment.

The APDRF reports donor's contributed cash and other assets as support without donor restrictions as these are made available to the APDRF without conditions other than for the purposes of pursuing the objectives of the APDRF.

The APDRF reports donor's contributed cash and other assets as support with donor restrictions if they are received with donor stipulations that limit the use of the donated assets. When the donor restriction expires, that is, when a stipulated time or purpose restriction is accomplished, net assets with donor restrictions are reclassified to net assets without donor restrictions and reported in the Statement of Activities and Changes in Net Assets as NET ASSETS RELEASED TO ASSETS WITHOUT DONOR RESTRICTIONS.

Fair Value of Financial Instruments

Accounting Standards Codification (ASC) 820, "*Fair Value Measurement*" defines fair value (FV) as the price that would be received to sell an asset or paid to transfer a liability at measurement date in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, or in the absence of principal market, in the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The FV measurement is not adjusted for transaction costs.

Fair Value Hierarchy

ASC 820 establishes a FV hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3).

continued

The FVs of ADB's financial assets and liabilities are categorized as follows:

Level 1: FVs are based on unadjusted quoted prices for identical assets or liabilities in active markets.
Level 2: FVs are based on quoted prices for similar assets or liabilities in active markets or markets that are not active; or valuation models for which significant inputs are obtained from market-based data that are observable.
Level 3: FVs are based on prices or valuation models for which significant inputs to the model are unobservable.

Accounting and Reporting Developments

In August 2018, as part of Financial Accounting Standards Board's (FASB) disclosure framework project that is based on the newly issued FASB Statement of Financial Accounting Concepts No. 8 *"Conceptual Framework for Financial Reporting—Chapter 8: Notes to Financial Statements"*, the FASB issued Accounting Standard Update 2018-13, *"Fair Value Measurement (Topic 820)—Disclosure Framework— Changes to the Disclosure Requirements for Fair Value Measurement"* which modifies and aims to improve the disclosure requirements on fair value measurements in Topic 820, Fair Value Measurement. This amendment took effect on 1 January 2020 but did not have a material impact on APDRF's financial statements.

NOTE C—INVESTMENTS FOR LIQUIDITY PURPOSE

All investments for liquidity purpose held as of 30 June 2020 and 31 December 2019 were in US dollar time deposits.

Interest income on time deposits is recognized as earned and reported in REVENUE From investments for liquidity purpose.

The annualized rate of return on the average investments for liquidity purpose held during the six months ended 30 June 2020, based on the portfolio held at the beginning and end of each month, was 0.76% (2.33% – 2019).

Fair Value Disclosure

The FV of INVESTMENTS FOR LIQUIDITY PURPOSE as of 30 June 2020 and 31 December 2019 is as follows:

($ thousand)

| | Total | | Fair Value Measurements | | | | |
			Level 1		Level 2		Level 3
30 June 2020							
Investments for liquidity purpose							
Time deposits	$	60,002	$	–	$	60,002	$ –
31 December 2019							
Investments for liquidity purpose							
Time deposits	$	14,917	$	–	$	14,917	$ –

Time deposits are reported at cost, which approximates FV.

continued

NOTE D—RELATED PARTY TRANSACTIONS

The ordinary capital resources (OCR) and Special Funds resources are at all times used, committed, and invested entirely separately from each other. The administrative and operational expenses pertaining to the APDRF are settled regularly with OCR and the other funds. Grants programs may be combined activities financed by Special Funds and trust funds. ADB charges a service fee to cover ADB's cost for the administration, management, supervision, and operation of the APDRF. The service fee is currently 2% of the amount disbursed for grants and investment projects. See Note G for service fees during the six months ended 30 June 2020 and 2019. As of 30 June 2020, $18,000 ($17,000 – 31 December 2019) was payable to OCR which is included in ACCOUNTS PAYABLE AND OTHER LIABILITIES.

NOTE E—GRANTS AND RELATED UNDISBURSED GRANTS

Grants are recognized as expenses in the financial statements when the applicable project becomes effective. Upon completion or cancellation of a grant, any undisbursed amount is written back as a reduction in grants for the period and the corresponding undisbursed balance is eliminated accordingly. During the six months ended 30 June 2020, there were 13 grants totaling $14,100,000, of which $12,500,000 relates to ADB's COVID-19 response, (nil – 2019) that became effective and no undisbursed amounts ($127,000 – 2019) were written back as reduction in the effective grants.

Undisbursed grants are denominated in US dollars and represent effective grants not yet disbursed and unliquidated.

NOTE F—CONTRIBUTIONS AND UNCOMITTED BALANCES

In May 2020, the APDRF received $10,000,000 following the Board of Governors' approval of the transfer of OCR's 2019 net income allocation (nil – 2019).

In May 2020, the APDRF received $75,000,000 from the Government of Japan which is earmarked for ADB's response to the COVID-19 pandemic. Contributions received for specific purpose or grant programs are classified as support with donor restrictions. The net assets with donor restrictions as of 30 June 2020 amounts to $72,000,000 (nil – 31 December 2019).

Net assets released to assets without donor restrictions relate to grants for COVID-19 pandemic response during the six months ended 30 June 2020 totaling $3,000,000 (nil – 2019) which became effective after the receipt of contribution with donor restriction and have satisfied the conditions specified by the donor.

Uncommitted balances comprise amounts which have not been committed by ADB as of 30 June 2020 and 31 December 2019.

NOTE G—ADMINISTRATIVE EXPENSES

The administrative expenses generally include service fees to OCR which are incurred for management and general supporting activities. For the six months ended 30 June 2020, service fees to OCR (Note D) amounted to $109,000 ($20,000 – 2019).

NOTE H—LIQUIDITY AND AVAILABILITY OF RESOURCES

Liquidity risk refers to the risk that the fund has difficulties in meeting its short-term obligations. As part of APDRF's liquidity management, it has a policy to structure its financial assets to be available as its general expenditures, liabilities, and other obligations come due. In addition, as part of its liquidity management, APDRF invests cash in excess of daily requirements in short-term investments.

continued

As of 30 June 2020, APDRF has liquidity of $92,578,000 ($21,167,000 – 31 December 2019) consisting of DUE FROM BANKS of $32,576,000 ($6,250,000 – 31 December 2019) and INVESTMENTS FOR LIQUIDITY PURPOSE in time deposits of $60,002,000 ($14,917,000 – 31 December 2019), available within one year of the balance sheet date to meet cash needs for general expenditure. See Note F for discussions relating to donor restrictions on the APDRF's uncommitted balance.

NOTE I—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 30 June 2020 through 19 August 2020, the date these condensed financial statements are available for issuance. As a result of this evaluation, there are no subsequent events that require recognition or disclosure in the APDRF's condensed financial statements as of 30 June 2020.

ASIAN DEVELOPMENT BANK—FINANCIAL SECTOR DEVELOPMENT PARTNERSHIP SPECIAL FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
30 June 2020 and 31 December 2019
Expressed in Thousands of US Dollars

	30 June (Unaudited)		31 December (Audited)	
ASSETS				
DUE FROM BANKS (Note H)	$	3,993	$	3,642
INVESTMENTS FOR LIQUIDITY PURPOSE (Notes C and H) Time deposits		8,153		8,117
ACCRUED REVENUE		0		5
DUE FROM CONTRIBUTORS (Note F)		–		1,680
ADVANCES FOR TECHNICAL ASSISTANCE AND OTHER ASSETS		8		8
TOTAL	$	**12,154**	$	**13,452**
LIABILITIES AND UNCOMMITTED BALANCES				
ACCOUNTS PAYABLE AND OTHER LIABILITIES (Note D)	$	19	$	207
UNDISBURSED TECHNICAL ASSISTANCE (Note E)		7,549		8,639
TOTAL LIABILITIES		7,568		8,846
UNCOMMITTED BALANCES (FSDPSF-2), represented by: Net assets without donor restrictions		4,586		4,606
TOTAL	$	**12,154**	$	**13,452**

0 = Less than $500
The accompanying Notes are an integral part of these condensed financial statements (FSDPSF-4).

ASIAN DEVELOPMENT BANK—FINANCIAL SECTOR DEVELOPMENT PARTNERSHIP SPECIAL FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS—UNAUDITED
For the Six Months Ended 30 June 2020 and 2019
Expressed in Thousands of US Dollars

	2020	2019
CHANGES IN NET ASSETS WITHOUT DONOR RESTRICTIONS		
CONTRIBUTIONS (Note F)	$ -	$ 3,000
REVENUE		
From investments for liquidity purpose (Note C)	32	$ 88
From other sources	10	29
Total	42	3,117
EXPENSES		
Technical assistance—net (Notes E and G)	10	(1,000)
Administrative expenses (Notes D and G)	(54)	(30)
Total	(44)	(1,030)
CONTIBUTION AND REVENUE (LESS THAN) IN EXCESS OF EXPENSES	(2)	2,087
EXCHANGE LOSSES—net	(18)	(19)
(DECREASE) INCREASE IN NET ASSETS	(20)	2,068
NET ASSETS AT BEGINNING OF PERIOD	4,606	4,214
NET ASSETS AT END OF PERIOD	$ **4,586**	$ **6,282**

The accompanying Notes are an integral part of these condensed financial statements (FSDPSF-4).

ASIAN DEVELOPMENT BANK—FINANCIAL SECTOR DEVELOPMENT PARTNERSHIP SPECIAL FUND
CONDENSED STATEMENT OF CASH FLOWS—UNAUDITED
For the Six Months Ended 30 June 2020 and 2019
Expressed in Thousands of US Dollars

	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES		
Contributions received	$ 1,663	$ 4,697
Interest received on investments for liquidity purpose	36	92
Cash received from other sources	10	29
Technical assistance disbursed	(1,234)	(595)
Administrative expenses paid	(88)	(35)
Net Cash Provided by Operating Activities	387	4,188
CASH FLOWS FROM INVESTING ACTIVITIES		
Maturities of investments for liquidity purpose	203,622	186,303
Purchases of investments for liquidity purpose	(203,658)	(189,394)
Net Cash Used in Investing Activities	(36)	(3,091)
Net Increase in Due From Banks	351	1,097
Due from Banks at Beginning of Period	3,642	2,671
Due from Banks at End of Period	$ 3,993	$ 3,768

The accompanying Notes are an integral part of these condensed financial statements (FSDPSF-4).

ASIAN DEVELOPMENT BANK—FINANCIAL SECTOR DEVELOPMENT PARTNERSHIP SPECIAL FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Six Months Ended 30 June 2020 and 2019
(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2019 audited financial statements and the notes included therein. In the opinion of Management, all material adjustments necessary for a fair statement of the results of operations for the six months ended 30 June 2020 and 2019 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Presentation of Financial Statements

The financial statements are presented on the basis of those for not-for-profit organizations. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (US GAAP) requires Management to make reasonable estimates and assumptions that affect the reported amounts of assets, liabilities and uncommitted balances as of the end of the period and the reported amounts of revenue and expenses during the period. The actual results could differ from those estimates.

The financial statements are expressed in US dollars. The US dollar is the functional and reporting currency of the Financial Sector Development Partnership Special Fund (FSDPSF), representing the currency of the primary economic operating environment.

Fair Value of Financial Instruments

Accounting Standards Codification (ASC) 820, "*Fair Value Measurement*" defines fair value (FV) as the price that would be received to sell an asset or paid to transfer a liability at measurement date in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, or in the absence of principal market, in the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The FV measurement is not adjusted for transaction costs.

Fair Value Hierarchy

ASC 820 establishes a FV hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3).

The FVs of ADB's financial assets and liabilities are categorized as follows:

Level 1: FVs are based on unadjusted quoted prices for identical assets or liabilities in active markets.
Level 2: FVs are based on quoted prices for similar assets or liabilities in active markets or markets that are not active; or valuation models for which significant inputs are obtained from market-based data that are observable.
Level 3: FVs are based on prices or valuation models for which significant inputs to the model are unobservable.

continued

Accounting and Reporting Developments

In August 2018, as part of Financial Accounting Standards Board's (FASB) disclosure framework project that is based on the newly issued FASB Statement of Financial Accounting Concepts No. 8 *"Conceptual Framework for Financial Reporting—Chapter 8: Notes to Financial Statements"*, the FASB issued Accounting Standard Update 2018-13 *"Fair Value Measurement (Topic 820)—Disclosure Framework— Changes to the Disclosure Requirements for Fair Value Measurement"* which modifies and aims to improve the disclosure requirements on fair value measurements in Topic 820, Fair Value Measurement. This amendment took effect on 1 January 2020 but did not have a material impact on FSDPSF's financial statements.

NOTE C—INVESTMENTS FOR LIQUIDITY PURPOSE

All investments for liquidity purpose held as of 30 June 2020 and 31 December 2019 were in US dollar time deposits.

Interest income on time deposits is recognized as earned and reported in REVENUE From investments for liquidity purpose.

The annualized rate of return on the average investments for liquidity purpose held during the six months ended 30 June 2020, based on the portfolio held at the beginning and end of each month, was 0.79% (2.41% – 2019).

Fair Value Disclosure

The FV of INVESTMENTS FOR LIQUIDITY PURPOSE as of 30 June 2020 and 31 December 2019 is as follows:

($ thousand)

| | Total | Fair Value Measurements | | |
		Level 1	Level 2	Level 3
30 June 2020				
Investments for liquidity purpose				
Time deposits	$ 8,153	$ –	$ 8,153	$ –
31 December 2019				
Investments for liquidity purpose				
Time deposits	$ 8,117	$ –	$ 8,117	$ –

Time deposits are reported at cost, which approximates FV.

NOTE D—RELATED PARTY TRANSACTIONS

The ordinary capital resources (OCR) and Special Funds resources are at all times used, committed, and invested entirely separately from each other. The administrative and operational expenses pertaining to the FSDPSF is settled regularly with OCR and the other funds. Regional technical assistance projects and programs may be combined activities financed by Special Funds and trust funds. ADB charges a service fee to cover ADB's incremental cost for the administration, management, supervision, and operation of the FSDPSF. The service fees are set at (i) 5% of amounts disbursed for technical assistance projects; and (ii) 5% of amounts disbursed for grant components of investment projects up to $5,000,000, or 2% of amounts disbursed for grant components of investment projects above $5,000,000 with a minimum of $250,000, whichever is greater. See Note G for service fees during the six months ended 30 June 2020 and 2019.

continued

Included in ACCOUNTS PAYABLE AND OTHER LIABILITIES are the following interfund accounts:

($ thousand)

	30 June 2020	31 December 2019
Payable to:		
Ordinary capital resources	$ 19	$ 40
Technical Assistance Special Fund	–	158
Total	$ 19	$ 198

NOTE E—TECHNICAL ASSISTANCE AND UNDISBURSED TECHNICAL ASSISTANCE

Technical Assistance (TA) is recognized as expense in the financial statements when the applicable project becomes effective. Upon completion or cancellation of the TA project, any undisbursed amount is written back as a reduction in TA for the period and the corresponding undisbursed balance is eliminated accordingly. During the six months ended 30 June 2020, there were no TAs that became effective (one TA project and one supplementary TA totaling $1,000,000– 2019) and $10,000 undisbursed amounts (nil – 2019) were written back as reduction in the effective TA.

Undisbursed TAs are denominated in US dollars and represent effective TA not yet disbursed and unliquidated.

NOTE F—CONTRIBUTIONS

In May 2019, the FSDPSF received $3,000,000 following the Board of Governors' approval of the transfer of OCR's 2018 net income allocation.

In December 2019, the Government of Luxembourg committed contributions equivalent to $1,680,000 which were transferred to the FSDPSF on 15 January 2020. The amount committed in 2019 were reported in the Statement of Financial Position as DUE FROM CONTRIBUTORS as of 31 December 2019.

NOTE G—EXPENSES

Technical assistance—net

TA expenses are classified according to its nature using the budget allocation specified in the relevant TA agreement for the TAs that became effective during the period. The details of TA expenses for the six months ended 30 June 2020 and 2019 are as follows:

($ thousand)

	2020	2019
Consultants	$ –	$ 907
Trainings and Seminars	–	62
Other expenses–net[a]	(10)	31
Total	$ (10)	$ 1,000

[a] Net of amounts written back as reduction in TA (See Note E).

continued

Administrative expenses

Administrative expenses include service fees to OCR, which are incurred for management and general supporting activities. For the six months ended 30 June 2020, service fees to OCR (Note D) amounted to $54,000 ($30,000 – 2019).

NOTE H—LIQUIDITY AND AVAILABILITY OF RESOURCES

Liquidity risk refers to the risk that the fund has difficulties in meeting its short-term obligations. As part of FSDPSF's liquidity management, it has a policy to structure its financial assets to be available as its general expenditures, liabilities, and other obligations come due. In addition, as part of its liquidity management, FSDPSF invests cash in excess of daily requirements in short-term investments.

As of 30 June 2020, FSDPSF has liquidity of $12,146,000 ($11,759,000 – 31 December 2019) consisting of DUE FROM BANKS of $3,993,000 ($3,642,000 – 31 December 2019) and INVESTMENTS FOR LIQUIDITY PURPOSE in time deposits of $8,153,000 ($8,117,000 – 31 December 2019), available within one year of the balance sheet date to meet cash needs for general expenditure. None of the financial assets are subject to donor or other contractual restrictions that make them unavailable for general expenditure within one year of the balance sheet date.

NOTE I—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 30 June 2020 through 19 August 2020, the date these condensed financial statements are available for issuance. As a result of this evaluation, there are no subsequent events that require recognition or disclosure in the FSDPSF's condensed financial statements as of 30 June 2020.